0-29361

P.E. 12/31/06

ARS

07046387

aQuantive

Leading Businesses in Digital Marketing

Letter to Shareholders
2006 Annual Report on Form 10-K
Notice of 2007 Annual Meeting
and Proxy Statement

www.aquantive.com

Dear Fellow Shareholders:

2006 was yet another outstanding year, with aQuantive delivering annual revenue of $442.2 million, a 43% total increase and a 33% organic increase over 2005. This represents the fourth year in a row that aQuantive experienced organic growth of greater than 30%. As you can see in the graph following my letter, aQuantive's cumulative shareholder return for the past five years outpaced both the NASDAQ Composite Index and the RDG Internet Composite Index. We are in the early stages of the evolution of digital marketing, and we expect growth and momentum to continue.

In addition to striving to achieve significant growth in revenues and profits, we view every year as an opportunity to prudently re-invest in the business. To spur momentum in 2007 and well beyond, in 2006 we successfully executed an M&A strategy designed to help aQuantive even better serve our clients' digital marketing needs in the future: we acquired five businesses in domestic and international markets, significantly expanding our capabilities and our global reach. Clients have asked us to grow in a manner that helps them create and establish new and deeper relationships with digital consumers around the world. We listened.

In a little over a year, Avenue A|Razorfish has gone from being the largest interactive agency in the U.S. to a truly global service provider. In fact, we now have a presence in all seven of the top countries (ranked by online advertising spend) in the world. Atlas and DRIVEpm are also growing globally. Meanwhile, we are strategically and prudently increasing our level of investment in our people and capabilities. In 2006, our workforce grew 44%, to 2,106 total employees. We increased investment in recruiting, training and development, as well as in infrastructure and systems. We strengthened the positions of each of our businesses and enhanced our industry leadership position, while producing revenue growth spread across each of our three business units. In 2006 we also dedicated resources to enhance our digital capabilities. For example:

- In Avenue A|Razorfish, we created a new Advanced Media Solutions group focused on helping clients figure out the myriad of marketing options in the rapidly changing digital world.
- Atlas was the first third-party ad serving company to launch In-Stream Video to simplify the process of placing video ads, and also is leading the charge in emerging media, executing on two in-market pilots for Video-on-Demand advertising, with Charter Cable and Sunflower Broadband.
- And in DRIVEpm, we continued to invest in scaling the business, as revenue nearly doubled, growing our sales force and investing in technology to further enhance our cutting-edge targeting capabilities.

Digital Marketing Services — the Avenue A|Razorfish family of digital agencies

Avenue A|Razorfish is the largest interactive agency in the U.S. and the largest buyer of online media and paid search. Its full-service offering of digital advertising and Website design and development capabilities continues to drive tremendous organic growth for the Digital Marketing Services (DMS) segment for aQuantive. After successfully entering the U.K. in December 2005 with the acquisition of interactive agency DNA, in 2006 we acquired three additional digital agencies: Amnesia based in Australia (July); NEUE DIGITALE in Germany (August); and e-Crusade in China (October). In 2006, international represented 12% of the DMS segment revenues. In January 2007 we entered Japan, with the alliance that created Dentsu|Avenue A|Razorfish. And in March, we entered France with the acquisition of Duke Interactive. By uniting proven talent spanning seven major markets, Avenue A|Razorfish enhances capabilities and accelerates the rate of digital innovation. We are very excited by the prospects for global growth with our expanded family, and plan to continue our international expansion in 2007 and beyond.

Going forward, with the investments made in capabilities and geographic expansion, Avenue A|Razorfish is well positioned to even better serve U.S.-based multinational clients, compete more aggressively for global clients and participate in the rapid growth of digital marketing in markets outside the U.S.

Digital Marketing Technologies — Atlas and Accipiter

Growth in our Digital Marketing Technologies (DMT) segment was fueled by increased spending with existing Atlas clients as well as new client wins. Increasingly, marketers are understanding that by managing and measuring all Web advertising (rich media, banners, search, and now, video) on a single ad-serving platform, marketers can obtain one single, integrated view of online digital marketing metrics, uncovering insights across digital channels, and between brand and direct-response marketing efforts. Atlas continued its global expansion in 2006, with international representing 28% of its revenues.

In December, Atlas expanded deeper into the publisher sell-side by acquiring Accipiter, a leading company in ad serving for publishers — a natural extension for Atlas. Publishers have been asking us to expand our offering to better serve their needs, and we listened. With Accipiter, Atlas can further extend business opportunities in more than 20 countries.

Digital Performance Media — DRIVEpm, MediaBrokers, Franchise Gator

Our Digital Performance Media (DPM) segment, which entered the year made up of DRIVEpm in the U.S. and MediaBrokers in the U.K, continued its rapid growth in 2006 both domestically and abroad, with international representing 46% of its revenues.

We acquired Franchise Gator in May, extending our pay-for-performance offering with a business focused on driving online leads. Like Accipiter, Franchise Gator is a logical extension of its business area, leveraging a great deal of the capabilities already residing within aQuantive. It also introduces aQuantive into a new business area, further enhancing growth prospects for DPM.

Looking Ahead

As we enter 2007, we are still in the early stages of a major shift from analog to digital in the media and advertising worlds. Thanks to our expanding group of talented employees and our strategic investments that anticipate and respond to the needs of global marketers, we are well positioned to continue to play a key role in leading the digital transformation. At aQuantive, we are proud of our past accomplishments and even more excited and energized about the challenges and opportunities that lie ahead.

Thank you for your support and continued interest in aQuantive.

Best regards,

Brian McAndrews,
President and CEO

The graph to the right matches aQuantive's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite Index and the RDG Internet Composite Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2001 to December 31, 2006. The stock price performance shown in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among aQuantive, Inc., The NASDAQ Composite Index
And The RDG Internet Composite Index



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
12/01
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12/06
aQuantive, Inc.
NASDAQ Composite
RDG Internet Composite

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

Commission File Number 0-29361

aQuantive, Inc.

(Exact Name of Registrant as Specified in its Charter)

Washington *(State or Other Jurisdiction of Incorporation or Organization)*	**91-1819567** *(I.R.S. Employer Identification No.)*
821 Second Avenue, 18th Floor, Seattle, Washington *(Address of Principal Executive Offices)*	**98104** *(Zip Code)*

(206) 816-8800
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:
None.
Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and nonvoting stock held by nonaffiliates of the registrant as of June 30, 2006 was approximately $1,808,287,397.

The number of shares of the registrant's Common Stock outstanding at February 16, 2007 was 78,296,276.

AQUANTIVE, INC.
2006 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	9
ITEM 1B.	UNRESOLVED STAFF COMMENTS	20
ITEM 2.	PROPERTIES	20
ITEM 3.	LEGAL PROCEEDINGS	20
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	21
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	22
ITEM 6.	SELECTED FINANCIAL DATA	22
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	37
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	40
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	73
ITEM 9A.	CONTROLS AND PROCEDURES	73
ITEM 9B.	OTHER INFORMATION	74
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	74
ITEM 11.	EXECUTIVE COMPENSATION	74
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS	74
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	74
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	74
	PART IV	
ITEM 15.	EXHIBITS, FINANCIAL STATEMENTS SCHEDULES	75
SIGNATURES		77

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference to the Registrant's definitive proxy statement relating to the annual meeting of shareholders to be held on May 8, 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission (SEC) within 120 days after the end of the fiscal year to which this Report relates.

PART I

This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves, so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this Annual Report are forward looking. We use words such as "anticipates," "believes," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations, plans or projections and are inherently uncertain. Our actual results may differ significantly from management's expectations, plans or projections. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Certain risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in the section entitled "Risk Factors." This section, along with other sections of this Annual Report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. We undertake no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are urged, however, to review the factors set forth in reports that we file from time to time with the Securities and Exchange Commission. Unless the context requires otherwise in this Annual Report the terms "aQuantive," the "Company," "we," "us" and "our" refer to aQuantive, Inc. and its subsidiaries.

ITEM 1. *BUSINESS*

Company Background and Overview

aQuantive, Inc., a Washington corporation, is a leading digital marketing company with three distinct lines of business focused on influencing, shaping, and profiting from the digital advertising economy.

From its beginning in 1997, aQuantive has believed in the marketing power of digital media and the importance of delivering services and technologies to drive measurable and accountable results on behalf of clients. As marketers shift budgets from traditional to digital media and the interactive market continues to gain complexity, we believe our experience in and focus on digital marketing service and technology innovation positions us to grow with the industry. aQuantive has the following three segments that help marketers acquire and retain customers and grow their businesses across all digital media:

Digital Marketing Services (DMS). Our DMS segment consists of Avenue A | Razorfish and a number of other international agencies. Avenue A | Razorfish is an interactive agency that provides a full-service offering, including website development, interactive marketing and creative development and branding. Our DMS segment also includes the interactive agencies DNA, located in London, United Kingdom, Amnesia, in Sydney, Australia, Neue Digitale, in Frankfurt, Germany, and eCrusade, with offices in Hong Kong and Shanghai, China. Each of these interactive agencies help clients use the Internet as an integrated online business channel to build one-to-one relationships with their customers — ranging from consumers and business customers, to partners and employees.

Digital Marketing Technologies (DMT). Our DMT segment consists of Atlas, a provider of digital marketing technologies and expertise. Atlas's software suite enables agencies and enterprise marketers to manage their entire digital marketing effort, including planning campaigns, displaying ads, and optimizing their websites. In addition, select publishers utilize Atlas to manage digital advertising inventory. Our DMT segment also includes Accipiter, a publisher-side ad serving technology provider. Accipiter provides web publishers an ad serving solution that enables the publisher's direct sales force to maximize revenue earned from premium display and text placements.

Digital Performance Media (DPM). Our DPM segment consists of DRIVEpm, MediaBrokers and Franchise Gator. Both DRIVEpm and U.K.-based MediaBrokers are online advertising networks and behavioral targeting businesses, serving as intermediaries between online publishers and advertisers by procuring online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis. Franchise Gator is an extension of the performance media business, focused on the franchise industry, which addresses clients' needs for online leads. Franchise Gator helps franchise marketers generate leads by presenting prospective franchisees with profiles of franchise opportunities and businesses from a variety of industry sectors, and in turn, providing franchisors with a cost-effective mode of franchise marketing.

Digital Marketing Services

Our Digital Marketing Services segment is composed of a number of interactive agencies, the largest of which is Avenue A | Razorfish, which has offices in a number of U.S. cities. We have recently expanded the geographic scope of our DMS segment through the acquisitions in 2006 of Amnesia in Sydney, Australia, Neue Digitale in Frankfurt, Germany, and eCrusade in China (with offices in Hong Kong and Shanghai), and the acquisition in December 2005 of DNA in London. All of these acquired companies are full-service interactive agencies. By establishing a presence in these markets we are able to provide integrated services to our global brand clients, and to take advantage of opportunities in the rapidly growing European and Asian markets. Each of these agencies design and deliver digital marketing solutions that attract, retain and service our clients' customers.

Avenue A | Razorfish and our international agencies provide digital marketing services primarily in the following areas:

- *Customer-Focused Websites.* Our agencies provide a wide range of website design and development solutions, ranging from rich media experiences that build and enhance consumer brands, to sophisticated web-based applications that enable business-to-business commerce and customer service. Our approach to website design and development begins with an analysis of customer behaviors and motivations. This analysis leads to defining customer segments, intentions and goals, which are merged with a client's business requirements to create a strategy that achieves our clients' objectives and enhances the experience of their customers. The goal of this process is to deliver relevant content and a rewarding interactive experience — qualities that help capture and hold customers' attention. Our website solutions utilize flexible technology platforms and analytics to allow clients to dynamically adjust their websites in response to changing customer demands or market conditions.

- *Enterprise Websites.* Our agencies design and develop enterprise solutions, including company intranets, partner extranets, digital dashboards, enterprise portals, eTraining sites and knowledge management systems that are designed to deliver a distinct competitive advantage. Avenue A | Razorfish's enterprise solutions are designed to help organizations empower their employees and partners with necessary information to perform their jobs efficiently and effectively.

- *Interactive Marketing.* Our agencies view the Internet as a powerful channel for managing customer relationships. Through media planning and buying, search engine marketing and optimization, email, customer targeting and profiling and advanced analytics and optimization, we enable marketers to personalize communications with customers, with the goal of ensuring that the right messages reach the right audience through the right media. Our interactive solutions use sophisticated technology to allow marketing to evolve with continued interaction with the user, deepening relationships with each interaction. We are also able to track campaign performance and apply sophisticated data modeling and analytics in order to continually optimize digital media and the creative approach to achieve results for our customers.

- *Creative Development and Branding.* Our agencies offer creative development and branding to ensure that the campaigns or websites we develop reflect the knowledge accumulated about our customers' target audience. Our goal is to create a powerful, emotional experience that resonates with customers from the first moment they encounter a message to their interaction with the website.

Digital Marketing Technologies

Atlas offers digital marketing technology solutions for advertising agencies, enterprise marketers (large companies who manage their own marketing programs) and publishers. We provide advertising agencies and enterprise marketers with online advertising campaign management, rich media, search engine marketing, and website optimization tools and services through our proprietary *Atlas Digital Marketing Suite*. Our *Atlas Publisher* is a technology product that enables select publishers to increase revenue by utilizing lower value and remnant inventory.

Offerings for Advertisers: Designed to provide advertising agencies and enterprise marketers with a view of their marketing programs that aligns with the way their audiences consume media on the Internet, the *Atlas Digital Marketing Suite* includes a variety of technologies and services to help plan, manage, view and optimize campaigns, including:

- *Atlas Media Console*, a comprehensive end-to-end solution for managing Internet advertising. It includes tools that span the entire campaign process, including media planning and buying, campaign delivery, and reporting and analytics. Our solutions are based on the needs of our customers and advertisers who purchase media, or the "buy-side." We believe the buy-side focus of the *Atlas Digital Marketing Suite* enables us to develop effective tools and services that meet the needs of our target customers, including large traditional advertising agencies, specialty interactive advertising agencies and enterprise marketers.

- *Atlas Rich Media*, a full-featured set of rich media technologies and services. It allows users to deliver expanding, floating, video and custom ads throughout the Internet. *Atlas Rich Media* is fully integrated into the *Atlas Media Console* and offers agencies and enterprise marketers unified reporting and optimization capabilities in addition to key rich media metrics, such as brand exposure time and cost per minute of exposure. Quality assurance, preview and easy-creation tools help ensure that the rich media ads perform as expected.

- *Atlas Search*, an integrated search marketing and online campaign management toolset. It allows search marketers access to bidding, reporting, and optimization tools and services. The software provides a single interface for clients to manage the results of all their active search entries and keywords side-by-side. *Atlas Search* provides clients with a relevant comparison across search engines so clients may quickly determine the effectiveness of paid search marketing programs and the revenue generation of each program.

- *Atlas Site Optimization*, a website usability offering, combining technology with the expertise of our staff. It tracks website behavior and improves usability and conversion rates (the rate at which a particular client's objective with respect to its customers is achieved) through data-driven analysis and recommendations. *Atlas Site Optimization* diagnoses elements that need to be changed to improve conversion rates and then provides a platform for measuring the performance of those elements in various combinations through testing multiple variables.

Offerings for Publishers: Atlas and the recently acquired Accipiter offer sophisticated technology to Internet publishers for the management and optimization of their online advertising sales, including:

- *Accipiter AdManager*, a comprehensive end-to-end solution for managing the delivery of Internet advertising. *AdManager* allows our clients to increase targeting capabilities, speed ad delivery, and monitor and control inventory projections in real-time. *AdManager's* flexible architecture provides innovative online ad management technologies both as an outsourced solution *(AdManager Hosted)* and as a publisher-hosted solution *(AdManager Licensed)*.

- *Accipiter AdMarket*, an automated inventory management solution to help publishers transact efficiently with small and mid-sized advertisers. *AdMarket* allows our clients to create a text ad marketplace for advertisers to bid for placements directly on its site. Each client can establish the rate structure for its own site, and select the placement categories, page and content areas to make available to advertisers.

- *Atlas Publisher*, a highly-scalable ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers. *Atlas Publisher* can work as a stand-alone ad serving system or in conjunction with our other publisher tools, or a publisher's existing system. As a feature-rich, analytically-sophisticated series of modules, the *Atlas Publisher* system helps simplify the challenges publishers face when serving direct marketers.

Digital Performance Media

Our Digital Performance Media segment includes businesses using sophisticated technology and industry expertise to provide performance based marketing opportunities to our clients. This segment includes our online advertising networks DRIVEpm and MediaBrokers and Franchise Gator.

DRIVEpm and MediaBrokers: DRIVEpm and MediaBrokers are online advertising networks that serve as intermediaries between online publishers and advertisers by procuring online advertising inventory primarily from publishers and reselling that inventory to advertisers on a highly-targeted basis.

DRIVEpm and MediaBrokers provide a broad array of variables that advertisers can use to target potential customers, using data we acquire through various relationships, including our relationship with Atlas. These variables allow us to build campaigns for our clients that focus ad impressions on those users that fit a predetermined customer segment. Among these targeting variables are remessaging to past purchasers or previous visitors, geographic and demographic segmentation information, recency and frequency, time of day data, Internet service provider or domain names, and connection speeds. These variables may be layered to create the custom targets our clients desire. Our targeting offering is sold primarily on a Cost Per Thousand Impressions (CPM) basis.

DRIVEpm and MediaBrokers also provide our clients with the ability to reach their customers on a Cost Per Action (CPA), Cost Per Click (CPC), CPM or a hybrid pricing structure. This allows clients to name the ideal price to pay for an action, click or impression and to control the costs associated with that action. Advertising volume for a client is determined based on their willingness to pay compared with other clients within the DRIVEpm and MediaBrokers networks. We allow our clients to modify the price or bid they are willing to pay to help increase overall volume and performance. Rather than guaranteeing overall volume of ads to be served, we allow clients to maximize their marketing budget by paying only when their desired action occurs.

Franchise Gator: Franchise Gator is an Internet-based franchise pay for performance marketing service. Via its website, www.franchisegator.com, Franchise Gator presents prospective franchisees with profiles of hundreds of leading franchise opportunities and businesses from 100+ industry sectors. In turn, Franchise Gator provides franchisors with a quality, cost-effective mode of franchise marketing.

Sales and Marketing

We use a variety of marketing methods to build awareness of our digital marketing services and technologies in our target markets and to establish credibility and leadership in the marketplace. These methods include marketing materials, advertising, press coverage and other public relations efforts, direct marketing, trade shows, seminars and conferences, relationships with recognized industry analysts, partner programs and our websites.

Our interactive agencies attract clients primarily through a consultative approach, using our client service teams to propose integrated solutions for clients' Internet advertising and consulting needs. Atlas, Accipiter and Franchise Gator attract clients primarily through their respective domestic and international sales forces. DRIVEpm and MediaBrokers attract new clients primarily through referrals from existing Avenue A | Razorfish and Atlas clients, and through their domestic and international sales forces.

Customers

Since we were founded in 1997, we have sold online marketing products or services to numerous agencies, marketers and publishers in a wide range of industries. One customer represented approximately 10%, 11% and 13% of our revenue in 2006, 2005 and 2004, respectively.

Digital Marketing Services. Our agencies serve clients across a variety of industry sectors, primarily targeting Fortune 1000 clients with large and complex online marketing requirements. Our clients include companies in the financial services, travel and entertainment, retail, consumer packaged goods, pharmaceutical, technology and telecommunications sectors.

Digital Marketing Technologies. Our Atlas technology offerings are sold to three target customer groups: Interactive agencies utilize Atlas to manage and deliver online campaigns on behalf of their clients. Enterprise marketers utilize Atlas to manage and deliver their own online campaigns. Finally, publishers utilize Accipiter services to manage delivery of premium inventory, and *Atlas Publisher* to maximize revenue and lower costs associated with performance-focused marketers.

Digital Performance Media. Customers of DRIVEpm and MediaBrokers are primarily interactive agencies and direct advertisers. Customers of Franchise Gator are primarily companies offering franchise opportunities.

Competition

We believe that the principal competitive factors affecting the market for Internet advertising services and tools are data analysis capabilities, quality of client service, strategy, breadth and quality of ad serving technology, functionality and price. We believe we compete favorably with respect to all these factors. Our ability to continue to compete favorably is subject to a number of factors identified in the section titled "Risk Factors" below.

Our digital marketing services segment competes primarily with companies that offer interactive advertising and digital marketing services. Current competitors include:

- Interactive advertising agencies, including Internet advertising arms of traditional advertising agencies, and other companies that provide marketing services, such as Agency.com, Carat, Digital Edge, Digitas, Euro RSCG 4D, Grey Digital Marketing and Ogilvy Interactive.
- Technology system integrators in the digital marketing services market, such as IBM Global Solutions and Accenture.

Our digital marketing technologies segment competes primarily with five categories of competitors:

- Third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick.
- Publisher ad serving companies, such as DoubleClick and 24/7 Real Media
- Search management tool providers, such as Did-it and BidRank.
- Rich Media tool providers, such as Eyeblaster and PointRoll.
- Website usability and effectiveness metrics tool providers, such as Keynote Systems, Optimost and Offermatica.

Our digital performance media segment competes primarily with providers of performance media in three categories:

- Online advertising networks and aggregators, such as Advertising.com and ValueClick, BURST! Media and Tribal Fusion, as well as Marchex's IndustryBrains, Quigo and Kanoodle.
- Publisher tool providers, such as TACODA Systems and Revenue Science.

- Companies that provide broad distribution of advertising across the Internet such as AOL, MSN, Yahoo and Google.

Further, our digital performance media line of business, through Franchise Gator, competes with other marketers offering franchise information and opportunities, such as Franchise Solutions, Franchise Opportunities and BISON.

Intellectual Property

To protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, confidentiality agreements with our employees and consultants, and confidentiality provisions in our vendor and client agreements.

We have obtained U.S. and international trademark registration for, among others, "AQUANTIVE," "ATLAS," "AVENUE A," "RAZORFISH," and "DRIVE PERFORMANCE MEDIA." We also seek to protect our proprietary rights through patent protection, and have more than ten pending patent applications in the United States for aspects of our technologies, processes and methods. To date we own two issued U.S. patents, one of which was issued in 1999, and the other in 2006. In addition, we hold licenses to several patents owned by third parties.

Privacy

We consider the personal privacy of Internet users to be of paramount importance. By working with our clients, advertisers, business partners and data companies, we aim to protect Internet user privacy through reasonable technological and business process solutions. Our corporate privacy team works to ensure that effective privacy policies and procedures are in place and enforced. The privacy team is engaged in numerous privacy organizations and trade groups to ensure that we are using the best known practices in Internet privacy.

Our privacy policies include provisions for, among other technologies, "cookies" and "Web Beacons," also known as action tags or 1x1 pixel gifs, which we may use to measure the effectiveness of our clients' advertising campaigns. A cookie is a small file of information stored on a user's computer that allows us to recognize that user's browser when we serve advertisements or Web Beacons. A Web Beacon functions similarly to a banner ad, except that the Web Beacon is not usually visible. Our Web Beacons may be placed on specific pages of our clients' websites. These technologies allow us to collect non-personal information, which is used to track advertising effectiveness and to reduce the amount of ads that users see repeatedly. They can also enhance the Internet experience for the user by increasing the level of personalization and relevant content on the Internet. The cookies we use in connection with ad serving and reporting are not used to identify an individual user or gather personal information. Users who do not wish to have us collect information using cookies on their computers can opt out using an opt out link provided on our Atlas website, or via the Network Advertising Initiative, of which Atlas is a founding member.

Company History and Recent Acquisitions

We were founded in 1997 under the name of Avenue A, Inc. and incorporated in February 1998 as a Washington corporation. Our initial public offering took place in February 2000. In 2001, we established separate business units, DMS and DMT, whereby Atlas could sell the proprietary campaign management technology developed through Avenue A to other agencies and direct advertisers. In 2003, we renamed the company aQuantive, Inc. and established Avenue A and Atlas as subsidiaries. In early 2004, our third business unit, DPM, was formed. Avenue A has since been rebranded as Avenue A|Razorfish,

Over the years, aQuantive has grown through a combination of organic growth and acquisitions. Our recent acquisitions include:

- The acquisition in December 2006 of Accipiter Solutions, a publisher-side ad serving technology provider.

- The acquisition in October 2006 of Hong Kong-based eCrusade, an interactive advertising and web development agency that was incorporated into our DMS segment while retaining its brand identity.
- The acquisition in August 2006 of Germany-based Neue Digitale, an interactive advertising and web development agency that was incorporated into our DMS segment while retaining its brand identity.
- The acquisition in July 2006 of Amnesia, an Australia-based interactive advertising and web development agency that was incorporated into our DMS segment while retaining its brand identity.
- The acquisition in May 2006 of Franchise Gator performance media provider that was incorporated into our DPM segment while retaining its brand identity.
- The acquisition in December 2005 of U.K.-based DNA, an interactive advertising and web development agency that was incorporated into our DMS segment while retaining its brand identity.
- The acquisition in July 2004 of SBI.Razorfish, an Internet marketing, web development, design and consulting firm. We combined its capabilities with Avenue A, rebranding the combined agency as Avenue A|Razorfish.
- The acquisition in July 2004 of U.K.-based TechnologyBrokers and MediaBrokers. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers purchases and resells publisher inventory to advertisers on a targeted basis and is now the European arm of our DPM business unit.
- The acquisition in February 2004 of NetConversions, a website usability technology provider, which has been incorporated into the Atlas business as Atlas Site Optimization.

Employees

As of December 31, 2006, we had 2,106 employees. We believe that we have good relationships with our employees. None of our employees is represented under a collective bargaining agreement or by a union. We believe that our future success will depend in part on our ability to attract, integrate, retain and motivate highly skilled personnel and upon the continued service of our senior management.

Website Access to Reports

Our corporate website address is *www.aquantive.com* and our periodic and current reports, and amendments to those reports, are available, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not a part of this Annual Report.

Item 1A. ***Risk Factors***

You should carefully consider the following factors that may affect our business, future operating results and financial condition, as well as other information included in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

We are subject to risks frequently encountered by companies in the Internet marketing and advertising industry.

Our prospects for financial and operational success must be considered in light of the risks frequently encountered by companies in the Internet marketing and advertising industry. These risks include the need to:

- attract new clients and maintain current client relationships;

- achieve effective advertising campaign results for our clients;
- continue to expand the number of services and technologies we offer;
- successfully implement our business model, which is evolving;
- respond to pricing pressure in some of our lines of business;
- maintain our reputation and build trust with our clients; and
- identify, attract, retain and motivate qualified personnel.

If we do not successfully address these risks, our business could suffer.

Our operating results may fluctuate from quarter to quarter and we cannot assure you that we will be profitable in subsequent quarters.

Our revenue, expenses and operating results could vary significantly from quarter to quarter for several reasons, including:

- addition of new clients or loss of current clients;
- seasonal fluctuations in advertising spending;
- timing variations on the part of advertisers with regard to implementing advertising campaigns;
- changes in the availability and pricing of advertising space;
- timing and amount of our costs;
- costs related to any possible future acquisitions of technologies or businesses;
- changes in revenue contribution by our business lines, which historically have had varying operating margins; and
- timing in the completion of web development projects or in the recognition of revenue on those projects.

Fluctuations in our quarterly operating results and seasonality may cause our stock price to decline.

Our quarterly operating results have fluctuated in the past and are likely to continue to do so in the future. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts, investors or us. If our operating results fail to meet these expectations, the market price of our common stock could decline. As is typical in our industry, certain aspects of our business may experience seasonality. For example, our first calendar quarter is impacted by relatively lower web media advertising expenditures, while we typically benefit in our fourth quarter from increased advertising expenditures. Other portions of our business have somewhat different seasonal patterns. In addition, our margins in the first quarter are impacted by compensation increases and other expenses typically incurred in that quarter. To date, our quarterly revenue growth has largely masked any seasonality effects; however, seasonality may have a more pronounced effect on our operating results in the future. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict the future performance of our stock price.

We may not be able to compete successfully in the market for Internet advertising.

The market for Internet advertising and consulting services is competitive. In the digital marketing services segment, Avenue A | Razorfish competes with interactive advertising agencies, including Internet advertising arms of traditional advertising agencies, and other companies that provide marketing services, such as Agency.com, Carat, Digital Edge, Digitas, Euro RSCG 4D, Grey Digital Marketing and Ogilvy Interactive. We also compete in the digital marketing services market with several technology system integrators, such as IBM Global Solutions and Accenture. Our digital marketing technologies, through Atlas, compete with third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick, and Rich Media tool providers, such as Eyeblaster and Pointroll. In addition, the Atlas Search offering competes with providers of search management capabilities, such as Did-it and Bid Rank, and Atlas Site Optimization competes with providers of website usability and effectiveness metrics tools, such as Keynote Systems, Optimost and Offermatica. Our digital performance media, through DRIVEpm and MediaBrokers, competes with providers of performance media such as Advertising.com and ValueClick, BURST! Media and Tribal Fusion, as well as Marchex's IndustryBrains, Quigo and Kanoodle; publisher tool providers, such as TACODA Systems and Revenue Science; and companies that provide broad distribution of advertising across the Internet, such as AOL, MSN, Yahoo and Google. Further, our digital performance media line of business, through Franchise Gator, competes with other marketers offering franchise information and opportunities, such as Franchise Solutions, Franchise Opportunities and BISON.

Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. Also, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. In addition, several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and clients than we do. They could also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. They may also develop services that are equal or superior to our services or that achieve greater market acceptance than our services. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We cannot assure you that we will be able to compete successfully, and competitive pressures may harm our business.

In addition, our ability to maintain existing client relationships and generate new clients will depend to a significant degree on the quality of our services and our reputation among clients and potential clients, as compared with our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services or because our reputation is harmed for any other reason, our business could be negatively affected.

Our operating results and the growth of our business could be harmed if we do not successfully manage our international operations.

We have offices in a number of countries in Asia, Europe and Australia, and we market, sell and distribute our products and services in a number of foreign countries. We have limited experience in managing foreign operations, in developing localized versions of our products and in marketing, selling and distributing our products and services internationally. Our foreign operations subject us to foreign currency exchange risks. We currently do not use hedging instruments to mitigate foreign currency exchange risks.

We believe international markets represent long-term growth opportunities for us and, therefore, intend to make additional investments to support international growth into European and Asian markets. We cannot assure you that we will be successful in these efforts. Our international expansion will require management's attention and resources and will subject us to foreign currency exchange risks and the laws of foreign jurisdictions. These laws may change, or new, more restrictive laws may be enacted in the future which may limit our ability to do business in these countries. Failure to comply with applicable foreign laws and regulations could result in liability. International litigation is often expensive and time-consuming and could distract management's attention away from the operation of the business.

International operations are subject to other inherent risks, including, but not limited to, the impact of recessions in economies outside the United States, changes in and differences between domestic and foreign regulatory requirements, advertising practices and Internet usage, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences, difficulties and costs of staffing and managing foreign operations, political and economic instability and seasonal reductions in business activity. We may need to develop expertise in the operation of the advertising business in foreign markets and we may be unable to do so. Our failure to address these risks adequately could materially and adversely affect our business, results of operations and financial condition.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements, to acquire advertising space at favorable rates and to collect campaign data.

The consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers, and increasing industry presence of companies such as Google, could harm our business. This type of consolidation could eventually lead to a concentration of desirable advertising space on a very small number of networks and websites. This type of concentration could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, or if they develop ad placement systems that are not compatible with our ad serving systems. These networks or websites could also use their greater bargaining power to increase their rates for advertising space or prohibit or limit our aggregation of advertising campaign data. In addition, concentration of desirable advertising space in a small number of networks and websites could diminish the value of our advertising campaign databases, as the value of these databases depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites. Further, major networks and publishers can terminate our ability to serve advertisements on their properties on short notice.

The loss of a major client or a reduction in a major client's Internet advertising or marketing budget could significantly reduce our revenue and profitability.

Our business would be harmed by the loss of any of our major clients, a reduction in the Internet advertising or marketing budgets of any of these clients or any significant reduction in revenue and profits generated from these clients. Current clients may decide not to continue purchasing advertising or marketing services from us or may significantly reduce their advertising or marketing spending, and we may not be able to successfully attract additional clients. For example, in July 2003, a major client discontinued its use of most of our services. A single customer accounted for 10%, 11% and 13% of our revenues in 2006, 2005 and 2004, respectively. In addition, the non-payment of amounts due to us from one or more of our significant clients could harm our business.

Our client contracts have short termination periods, and the loss of a significant one of these contracts in a short period of time would harm our business.

We derive a significant portion of our revenue from the sale of advertising services under advertising campaign services contracts, all of which are terminable upon 90 days' or less notice. In addition, these contracts generally do not contain penalty provisions for termination before the end of the contract term. A significant portion of our revenue is derived from the provision of Internet marketing and consulting services, which tend to be project based and terminable on short notice. The non-renewal, termination or deferral of a significant number of these contracts or the termination or deferral of engagements for Internet marketing and consulting services in any one period could cause an immediate and significant decline in our revenue and harm our business.

The Internet advertising or marketing market may deteriorate, or develop more slowly than expected, which could harm our business.

If the market for Internet advertising or marketing deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of the Internet, the commitment of advertisers and marketers to the Internet as an advertising and marketing medium, the willingness of our potential clients to outsource their Internet advertising and marketing needs, and our ability to sell technology services to advertising agencies. The Internet advertising and marketing market is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising, marketing and technology services is uncertain. Many of our current or potential clients have little or no experience using the

Internet for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to Internet advertising or marketing. Also, we must compete with traditional advertising media, including television, radio, cable and print, for a share of our clients' total advertising budgets.

Businesses, including current and potential clients, may find Internet advertising or marketing to be less effective than traditional advertising media or marketing methods for promoting their products and services, and therefore the market for Internet advertising, marketing and technology services may deteriorate or develop more slowly than expected. In addition, "filter" software programs are available that limit or prevent advertising from being delivered to an Internet user's computer. Further, legitimate online businesses may not be able to adequately protect and distinguish themselves from those who are pursuing illegal activities using the Internet. The widespread adoption of "filter" software, or the inability of legitimate businesses to address challenges to the online advertising business model posed by activities such as click fraud, could significantly undermine the commercial viability of Internet advertising and seriously harm our business.

Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

We have completed several acquisitions in recent years and we may in the future acquire or make investments in other businesses, or acquire products and technologies, to complement our current businesses. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, services and personnel of acquired businesses;
- ineffectiveness or incompatibility of acquired technologies or services;
- additional financing required to make contingent payments;
- unavailability of favorable financing for future acquisitions;
- potential loss of key employees of acquired businesses;
- inability to maintain the key business relationships and the reputations of acquired businesses;
- responsibility for liabilities of acquired businesses;
- diversion of management's attention from other business concerns;
- inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and
- increased fixed costs.

We may not be able to adapt to rapidly changing Internet technology trends and evolving industry standards.

The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands, particularly in the areas of search marketing and rich media. The introduction of new products and services embodying new technologies and the emergence of new industry standards may render our services obsolete. Our future success will depend on our ability to adapt to rapidly changing technologies, enhance our existing Internet advertising services and develop and introduce a variety of new services to address our clients' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our services or that cause our development costs to be higher than anticipated. In addition, any new services or enhancements must meet the requirements of our current clients and must achieve market acceptance. Material delays in introducing new services and enhancements may cause clients to discontinue use of our services and to use the services of our competitors.

Internet users may eliminate the placement of cookies through their Internet browser or limit the functionality of cookies through third party software.

Users may limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or Web Beacons (also known as action tags). Technologies like the Platform for Privacy Preferences (P3P) Project may limit collection of cookie and Web Beacon information. These factors could limit or eliminate our ability to use cookie or Web Beacon technology, which may harm our business by adversely affecting our ability to conduct targeted advertising campaigns and compile data to formulate campaign strategies and measure the effectiveness of these campaigns.

We may be subject to legal claims, government action, and damage to our reputation if we, or our clients, vendors, or associates, act or are perceived to act inconsistently with the law, customer expectations, or our privacy policies.

Legal claims or government action could limit or eliminate our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies and measure campaign effectiveness for our clients, including limitations on our use of cookie or action tag technology. Third parties may bring class action lawsuits against us and other companies relating to online privacy and data collection. We disclose our information collection and dissemination practices in a published privacy statement on our websites, and we may be subject to claims if we act or are perceived to act inconsistently with these published policies. Any claims or inquiries could require significant monetary and human resources, and the outcome of such claims or inquiries may be uncertain and may harm our business.

We may be held liable for the failure of our clients, vendors or business associates to comply with federal, state, and foreign laws governing consumer privacy as well as their own privacy policies. We cannot ensure that our clients, vendors, and business associates will comply with various privacy laws or their own privacy policies, and we may be held liable for their failure to do so.

We may be subject to patent infringement claims in the future, including claims that our ad serving technologies, processes or methods infringe the patents of other parties.

Patents have been issued to third parties that may cover some of the technologies, processes or methods that we use. We cannot assure you that we would be able to distinguish our technologies, processes or methods from those covered under any of these third-party patents or that these patents would be invalidated if challenged. The patent field covering Internet-related technologies is rapidly evolving and surrounded by a great deal of uncertainty, and other patents or patent applications relating to the delivery of Internet advertising may exist of which we are unaware.

Several companies in the Internet advertising field have brought patent infringement suits against competitors in connection with patents relating to ad serving technologies, and we expect this type of litigation to increase in the future. In addition, we may be subject to indemnification claims from our clients if patent infringement claims relating to our web development work are brought against them by third parties. Any patent infringement claims brought against us may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and prevent us from using the intellectual property subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be prevented from providing some of our services, including our core ad serving services, unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all.

We may be subject to trademark infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and prevent us from using our trademarks.

Our use of our trademarks may result in infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and prevent us from using these marks. We are aware of third parties that use marks or names, including Internet domain names, that are the same or similar to the names for which we have sought trademark protection. There may be other third parties using names similar to ours of whom we are unaware. As a result of any infringement claims or challenges, we may incur significant expenses, pay substantial damages and be prevented from using our trademarks unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all. Use of our trademarks by third parties may also cause confusion to our clients and confusion in the market, which could decrease the value of our brand and harm our reputation.

In addition to patent and trademark claims, third parties may assert other intellectual property claims, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services.

In addition to patent and trademark claims, third parties may claim that we are infringing or violating their other intellectual property rights, including their copyrights and trade secrets, or otherwise challenge our intellectual property, which may cause us to incur significant expenses and, if successfully asserted against us, pay substantial damages and be prevented from providing our services. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all.

Failure of our services to perform properly or improper use of our services by our clients could give rise to legal claims against us or damage our reputation.

If our services fail to perform properly for our clients, we may be exposed to liability to our clients or to the customers for whom our clients used our services. We may also be subject to liability if we are unable to adequately identify and address invalid activity on the Internet, such as click fraud, the effects of ad-blocking software, or actions of other illegal or legitimate Internet technologies, that affects the services we perform for clients or the manner in which we bill clients. In addition, our clients may use our technology-based services in a manner that fails to comply with applicable laws, including but not limited to laws and regulations surrounding the Internet. For example, because our services may be used by clients to transmit information over the Internet, our services might be used by clients to transmit information that violates laws or regulations, or to transmit negative messages, unauthorized reproduction of copyrighted material, inaccurate data, harmful applications or computer viruses to end-users in the course of delivery. Any claims made against us arising in connection with our clients' use of our services, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from business operations. In addition, such claims may require us to pay substantial damages, modify or discontinue some of our services and otherwise seriously harm our business and damage our reputation.

The loss of key personnel or any inability to attract and retain additional personnel could impair our ability to maintain or expand our business.

The loss of the services of members of our management team or other key personnel could harm our business. Our future success depends to a significant extent on the continued service of our key management, client service, product development, sales and technical personnel. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. Although we generally enter into non-competition agreements with our employees, our business could be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

Our business of delivering Internet professional services is dependent upon the expertise of highly skilled personnel. Accordingly, our future success also depends in large part on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel who can provide the Internet strategy, technology, marketing and creative skills required by our clients. If we fail to hire and retain a sufficient number of qualified client service, product development, sales and technical personnel, we may not be able to maintain or expand our business.

Our business may be harmed if we fail to accurately estimate the cost, scope, expectations or duration of a fixed fee engagement.

The website design and development portion of our digital marketing services business performs some services on a fixed fee basis. Because of the complexity of many of these fixed fee engagements, accurately estimating the cost, scope, expectations and duration of a particular fixed fee engagement can be a difficult task. If we fail to appropriately structure fixed fee engagements, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on a fixed fee engagement, this could result in a loss on the engagement. This has occurred occasionally in the past and may occur in the future.

Clients may attempt to prohibit us from providing services to their competitors, limiting our business opportunities.

To use our services more effectively, clients often provide us with confidential business and marketing information. Many companies are wary of third parties having access to this information, because access by third parties increases the risk that confidential business and marketing information may become known, even if unintentionally, to these companies' competitors. These confidentiality concerns may prompt our clients to attempt to contractually prohibit us from managing the Internet advertising campaigns of their competitors. Limitation of our client base in a particular industry in this manner could limit the growth of our business. In addition, we may be unable to work for some potential customers because they require restrictive exclusivity provisions that we are unwilling to accept.

New privacy legislation, industry standards, and other regulations could adversely affect our business.

New federal and state legislation or regulations could limit our ability to conduct targeted advertising campaigns and compile data, including limitations on our use of cookie or Web Beacon technology that we use to formulate campaign strategies and measure campaign effectiveness. The U.S. Congress and state legislatures may enact legislation aimed at regulating the collection and use of data from Internet users. For example, initial drafts of proposed legislation intended to regulate spyware also covered technologies like cookies and Web Beacons. In addition, Committees of both the U.S. Senate and House of Representatives have conducted hearings regarding user profiling, the collection of non-personally identifiable information, and online privacy and matters that relate to our business.

New legislation or regulations in the European Union and other countries could also limit our ability to conduct targeted advertising campaigns and compile data. The European Union has adopted a directive addressing data privacy that limits the collection, disclosure, and use of information regarding European Internet users. The European Union has also enacted an electronic communications directive that imposes certain restrictions on the use of cookies and Web Beacons and also places restrictions on the sending of unsolicited communications. It is possible that to comply with these directives, European Union member countries may enact legislation limiting the use of cookies and Web Beacons. In addition, countries both in and out of the European Union may enact legislation around online privacy and data collection. For example, Germany has imposed its own laws limiting Internet user profiling.

Industry groups to which we belong may adopt more burdensome privacy related guidelines, compliance with which may adversely affect our business. We are a member of the Network Advertising Initiative (NAI), the Email Sender and Provider Coalition (ESPC), and other industry groups that have published guidelines relating to the collection and use of Internet user information. If these groups adopt more stringent privacy standards than those currently in place, compliance with these standards may limit our ability to conduct targeted advertising campaigns and measure campaign effectiveness. These limitations, and any limitations arising from new legislation or regulations, could materially and adversely affect us.

Our stock price has been and may continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during 2006, the sales price of our common stock ranged from $19.56 to $29.94 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

- quarterly variations in our operating results;
- announcements by us or our competitors of new products or services, significant contracts, acquisitions or business relationships with other companies;
- publicity about our company, our services, our competitors or Internet advertising in general;
- additions or departures of key personnel;
- acquisitions or losses of significant clients;
- releases to the public of financial and other information about companies we have acquired;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of other publicly traded companies in general and, in particular, those that are Internet or advertising related.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been the subject of securities class action litigation in the past and may be the target of additional lawsuits in the future. Any securities class action litigation against us could result in substantial costs and divert our management's attention from business concerns, which could harm our business.

Sustained or repeated system failures could significantly impair our operations and lead to client dissatisfaction.

Sustained or repeated system failures could significantly impair our operations and reduce the attractiveness of our services to our current and potential clients. The continuous and uninterrupted performance of our systems is critical to our success. Our operations depend on our ability to protect these systems against damage from fire, power loss, water damage, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts and similar unexpected adverse events. Clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them. In particular, the failure of our ad serving systems, including failures that delay or prevent the delivery of targeted advertisements to websites and advertising networks, could reduce client satisfaction and damage our reputation.

Our services are substantially dependent on certain systems provided by third parties over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity in the time frame required. Our ad serving systems and computer hardware are primarily located in the Seattle, Washington metropolitan area and in Weehawken, New Jersey, Dallas, Texas, Boston, Massachusetts and London, England at facilities operated by Savvis, Inc., AT&T Inc. and MCI Worldcom Communications, Inc. Additionally, Akamai Technologies, provides content delivery for us at its facilities. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend upon Internet service providers that provide access to our services. In the past, we have occasionally experienced significant difficulties delivering advertisements to Internet advertising networks and websites due to system failures unrelated to our own systems. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could impair our ability to deliver advertisements and harm our business.

We have significant debt as a result of the sale of convertible notes.

In August and September 2004, we incurred $80.0 million of indebtedness through the sale of convertible notes, substantially all of the proceeds of which were used to repay in full certain indebtedness incurred in connection with the closing of the acquisition of SBI.Razorfish in July 2004. As a result of this indebtedness, we have substantial principal and interest payment obligations, which we previously did not have. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We may need additional financing in the future, which we may be unable to obtain.

We may need additional funds to finance our operations in the future, as well as to enhance our services, respond to competitive pressures or acquire complementary businesses or technologies. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, this may reduce the percentage ownership of our existing shareholders, and these securities might have rights, preferences or privileges senior to those of our common stock. Debt financing may also require us to comply with restrictive covenants that could impair our business and financial flexibility. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We rely on strategic relationships that could be terminated.

In the website design and development portion of our digital marketing services, we have a number of strategic relationships with leading hardware and software companies. The loss of any one of these strategic relationships would deprive us of the opportunity to gain early access to leading-edge technology, cooperatively market products with the vendor, cross-sell additional services and gain enhanced access to vendor training and support. Maintenance of our strategic relationships is based primarily on an ongoing mutual business opportunity and a good overall working relationship. The legal contracts associated with these relationships would not be sufficient to force the strategic relationship to continue effectively if the strategic partner wanted to terminate the relationship. In the event that any strategic relationship is terminated, our business may be negatively affected.

The infringement or misuse of intellectual property rights could harm our business.

We regard our intellectual property rights, such as copyrights, trademarks, trade secrets, practices and tools, as important to our success. To protect our intellectual property rights, we rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, acquisition targets and others. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend to offer our services. The steps we have taken to protect our intellectual property rights may not be adequate, third parties may infringe or misappropriate our intellectual property rights and we may not be able to detect unauthorized use and take appropriate steps to enforce our rights.

If we do not perform to our clients' expectations, we face potential liability.

Many of our consulting engagements regarding website design and development in our digital marketing services business involve the development, implementation and maintenance of applications that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of its services could injure our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for the failure. In addition, we possess technologies and content that may include confidential or proprietary client information. Although we have implemented policies to prevent this client information from being disclosed to unauthorized parties or used inappropriately, any unauthorized disclosure or use of this information could result in a claim for substantial damages. Contractual damages limitation provisions that we attempt to implement to limit our damages from negligent acts, errors, mistakes or omissions in rendering professional services may not be enforceable or may not otherwise protect us from liability for damages.

Many of our engagements are complicated projects that involve the use of new technology, which may make it difficult for us to perform to the satisfaction of our clients.

Clients often hire us for complex development engagements that they cannot complete themselves. These projects often involve the use of new technology that has not been extensively tested or used in actual applications. We attempt to negotiate appropriate provisions into our professional services agreements to protect us against unexpected delays or failures caused by this new technology, but we are often unable to do so. In any event, if we fail to successfully complete projects according to the agreed upon schedule and budget; our client relationships suffer, and our business could be adversely impacted.

Our business may suffer if we have disputes over our right to reuse intellectual property developed for specific clients.

Part of our business involves the development of software applications for discrete client engagements. Ownership of client-specific software is generally retained by the client, although we typically retain the right to reuse some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated, and disputes may arise that could adversely affect our ability to reuse these applications, processes and other intellectual property. These disputes could damage our relationships with our clients and our business reputation, divert our management's attention and have a material adverse effect on our business.

Our billable employees may be underutilized, which could reduce our revenues and margins.

The website design and development portion of our digital marketing services business derives much of its revenue from projects that use billable employees. If clients who use our services fail to retain us for future projects or if clients or prospective clients delay planned projects, we may be unable to quickly reassign billable employees to other engagements so as to minimize under-utilization of these employees. This under-utilization could reduce our revenues and gross margins.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal controls. These Sarbanes-Oxley requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our rapid growth in recent periods, our anticipated geographic expansion and our planned expansion through additional acquisitions present challenges to maintain the internal control and disclosure control standards applicable to public companies. If we fail to maintain effective internal controls we could be subject to regulatory scrutiny and sanctions, our ability to recognize revenue could be impaired and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective in future periods.

Our business may be seriously harmed by litigation alleging violations of federal and state securities laws.

We and some of the underwriters of our initial public offering of common stock in February 2000 are defendants in a consolidated class action lawsuit that alleges violations of federal securities laws in connection with our initial public offering. Razorfish is similarly involved in this lawsuit relating to its public offering in April 1999. The claims in the lawsuit include, among other things, allegations of misrepresentations or failures to disclose alleged facts relating to the defendant underwriters' compensation and commissions in connection with our initial public offering and alleged agreements between the underwriters and their customers relating to future purchases of our stock and/or the stock of other companies. In 2003 we accepted a settlement, which still must be granted final approval by the court. In February 2005 the court gave preliminary approval of the motion for approval of the settlement, over the objections of the co-defendant underwriters. The final settlement remains subject to the court's decision on final approval and cannot be assured. Class action litigation is often expensive and time-consuming, and the outcome of such litigation is often uncertain. Such lawsuits, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations. In addition, such lawsuits may result in the payment by us of substantial damages and may otherwise seriously harm our business.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

We have not received any written comments from the Commission staff regarding our periodic or current reports under the Securities Exchange Act of 1934 that remain unresolved.

ITEM 2. *PROPERTIES*

Our digital marketing services line of business and corporate headquarters lease 76,100 square feet of office space in Seattle, Washington for its principal offices. This lease expires in October 2012. Our digital marketing services line of business also leases office space in New York City (79,700 square feet), London (10,000 square feet), San Francisco (39,700 square feet), Philadelphia (26,900 square feet) and Chicago (23,600 square feet). The New York City lease expires in October 2015, the London lease expires in March 2013, the San Francisco lease expires in June 2008, the Philadelphia lease expires in March 2011, and the Chicago lease expires in November 2011. We also lease smaller offices in several domestic and international locations.

Our digital marketing technologies and digital performance media lines of business lease 68,800 square feet of office space for their principal offices in Seattle, Washington. These leases expire in April 2009 and May 2011. Our digital marketing technologies line of business also leases sales offices in a variety of domestic and international locations.

Our ad serving systems and computer hardware are primarily located at facilities operated by Savvis Inc. in the Seattle metropolitan area, Weehawken, New Jersey, and Dallas, Texas, by AT&T Inc. in Boston, Massachusetts and by MCI Worldcom Communications, Inc. in London, England. Our agreement with Savvis, Inc. expires in June 2007 with automatic one-year renewals. Our agreement with AT&T has a two year term, expiring in March 2007 and our agreement with MCI has a three year term, expiring in May 2007. We plan to renew both contracts in 2007.

We believe that our existing facilities, together with additional space we believe we can lease at reasonable market rates, are adequate for our near-term business needs.

ITEM 3. *LEGAL PROCEEDINGS*

IPO Securities Litigation. In June 2001, the first of several purported securities class action lawsuits was filed in the United States District Court for the Southern District of New York against Avenue A, Inc.

(now aQuantive), some of its directors and officers, and various underwriters of its initial public offering and, in separate actions, against Razorfish, Inc. (which we acquired with SBI.Razorfish), some of its directors and officers, and various underwriters of its initial public offering. Plaintiffs generally allege that the named defendants in the Avenue A and Razorfish actions violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, because the prospectuses related to Avenue A's and Razorfish's offerings failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in the offerings. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21MC92. The consolidated amended complaints in the Avenue A and Razorfish actions seek unspecified damages on behalf of purported classes of purchasers of Avenue A's and Razorfish's common stock. In the Avenue A action, the alleged class period is February 28, 2000 to December 6, 2000. In the Razorfish action, the alleged class period is April 26, 1999 to December 6, 2000.

Claims against the named directors and officers of Avenue A and against certain of the named directors and officers of Razorfish have been dismissed without prejudice pursuant to a stipulation. On July 15, 2002, Avenue A, Razorfish, and the other issuer defendants filed a motion to dismiss the litigation. Certain of Razorfish's directors and officers joined in the motion. On February 19, 2003, the court issued an order denying Razorfish's motion to dismiss but granting the motion to dismiss of Razorfish's directors and officers; and granting Avenue A's motion to dismiss the claims against it under Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, and denying Avenue A's motion to dismiss the claims against it under Section 11 of the Securities Act of 1933.

In June 2003, a proposed settlement of the litigation was structured between the plaintiffs, the issuer defendants in the coordinated actions, the issuer officers and directors named as defendants, and the issuers' insurance companies. Avenue A and Razorfish conditionally approved the proposed partial settlement in the Avenue A action and Razorfish action, respectively. The stipulation of settlement for the release of claims against the issuer defendants, including Avenue A and Razorfish, was submitted to the court in June 2004. On February 15, 2005, the court preliminarily approved the settlements in the coordinated actions contingent on specified modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. On April 24, 2006, the Court held a fairness hearing in connection with the motion for final approval of the settlement but has yet to rule on that motion. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court's October 2004 order certifying a class in six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceeding. Neither Avenue A nor Razorfish is one of the test cases and it is unclear what impact, if any, the Second Circuit's decision will have on the classes in the Avenue A and Razorfish cases. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. We do not believe we have any material financial exposure related to this litigation, and if we were to have financial exposure we believe it would be covered by insurance.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of our shareholders during the fourth quarter of the fiscal year ended December 31, 2006.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our Common Stock is traded on the Nasdaq Global Select Market (symbol "AQNT"). The number of shareholders of record of our Common Stock at February 16, 2007, was approximately 315.

High and low sales prices for our Common Stock as quoted on the Nasdaq Global Select Market for the periods indicated are as follows.

Year	Stock Price High	Stock Price Low
Fiscal 2005 (ended December 31, 2005)		
First Quarter	$11.94	$ 8.59
Second Quarter	18.15	10.55
Third Quarter	21.11	15.58
Fourth Quarter	28.00	17.76
Fiscal 2006 (ended December 31, 2006)		
First Quarter	$29.94	$20.95
Second Quarter	28.28	20.56
Third Quarter	26.49	19.56
Fourth Quarter	29.06	20.88

We have never declared or paid any cash dividends on our Common Stock. We currently anticipate that we will retain all future earnings for use in the expansion and operations of our business and do not anticipate paying cash dividends in the foreseeable future.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and the information contained herein in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue	$442,211	$308,405	$157,937	$221,966	$132,650
Income (loss) from operations	79,873	60,981	26,546	9,495	(6,820)
Net income (loss)	$ 53,954	$ 35,181	$ 42,883	$ 11,784	$ (4,593)
Basic net income (loss) per share	$ 0.72	$ 0.55	$ 0.70	$ 0.20	$ (0.08)
Diluted net income (loss) per share	$ 0.64	$ 0.48	$ 0.62	$ 0.17	$ (0.08)
Shares used in computing basic net income (loss) per share	74,739	64,099	61,225	59,304	58,270
Shares used in computing diluted net income (loss) per share	85,919	76,516	69,412	68,354	58,270

	As of December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$147,795	$ 76,734	$ 24,555	$ 32,797	$ 32,248
Working capital	266,666	114,676	59,991	105,618	103,389
Total assets	952,328	508,660	386,223	200,759	157,726
Long-term obligations	87,941	85,183	83,466	1,288	—
Total liabilities	384,502	251,720	199,726	70,220	44,889
Total shareholders' equity	567,826	256,940	186,497	130,539	112,837

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The discussion in this Annual Report contains forward-looking statements that involve risks and uncertainties. Forward looking statements include, among other things, our expectations and outlook related to our performance in 2007. Our actual results could differ materially from those discussed below. Additional factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled "Risk Factors", included elsewhere in this Annual Report. When used in this document, the words "believes," "expects," "anticipates," "intends," "plans" and similar expressions, are intended to identify certain of these forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations with an introduction to aQuantive's lines of business and an overview of the significant highlights for the year ended December 31, 2006. This is followed by a discussion of the critical accounting policies and judgments that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We next discuss our results of operations for 2006 compared to 2005 and 2004. We then provide an analysis of changes in our cash flows, and discuss our financial commitments in the section titled "Liquidity, Capital Resources and Commitments."

Overview

We are a digital marketing services and technology company that helps marketers acquire, retain and grow customers across digital media. We are organized into three lines of business: digital marketing services, digital marketing technologies, and digital performance media.

Acquisitions and Comparability of Operations

Our results of operations for the fiscal years ended 2006, 2005 and 2004 include the results of several acquisitions included in the table below. The results of these acquisitions should be factored into the comparison of our 2006, 2005 and 2004 results.

Company	Acquisition Date	Segment	Location
Accipiter	December 2006	DMT	United States
e-Crusade	October 2006	DMS	China
Neue Digitale	August 2006	DMS	Germany
Amnesia	July 2006	DMS	Australia
Franchise Gator	May 2006	DPM	United States
DNA	December 2005	DMS	United Kingdom
Atlas Europe	July 2004	DMT	United Kingdom
MediaBrokers	July 2004	DPM	United Kingdom
SBI.Razorfish	July 2004	DMT	United States
NetConversions	February 2004	DMT	United States

Digital Marketing Services (DMS)

Our DMS segment consists of Avenue A|Razorfish and a number of other international agencies. Avenue A|Razorfish is an interactive advertising agency that provides a full-service offering, including website development, interactive marketing and creative development and branding. Our DMS segment also includes our international interactive advertising agencies DNA, located in London, United Kingdom, Amnesia, located in Sydney, Australia, Neue Digitale, located in Frankfurt, Germany, and e-Crusade, with offices in Hong Kong and Shanghai, China.

During 2006, our DMS segment experienced significant growth from both Avenue A|Razorfish and the acquisitions of several international creative and interactive agencies. The growth in the web development and web media markets led to both an increase in our client base and increased spending from Avenue A|Razorfish's existing clients.

Our DMS segment experienced an increase in income from operations as a percentage of DMS revenue during 2006 primarily due to client support expenses increasing at a slower rate than revenue and the extinguishment of certain media liabilities from prior years recorded as other operating income. Additionally the increase was due to a decrease in business tax expense primarily due to the reversal of a business tax accrual in the first quarter of 2006.

In 2007, we expect the Avenue A|Razorfish business to continue to grow by increasing our client base and increasing spending from existing clients. Additionally, we expect the revenue contribution from our international agencies to increase during 2007. We expect our client support and sales and marketing expenses to increase in line with the growth in revenue. Within our DMS segment, we expect income from operations as a percentage of revenue for the full year 2007 to be slightly lower than 2006, due to the 2006 benefits derived from the extinguishment of certain media liabilities and the reversal of a business tax accrual, and due to the full year inclusion of the international agencies acquired in 2006, some of which have lower percentages of income from operations to revenue. We continue to believe international markets represent long-term growth opportunities for us, and therefore, expect to make additional investments to support international growth into European, Asian and Latin American markets.

Digital Marketing Technologies (DMT)

Atlas offers digital marketing technology solutions for advertising agencies, enterprise marketers (large companies who manage their own marketing programs) and publishers. We provide advertising agencies and enterprise marketers with online advertising campaign management, rich media, search engine marketing, and website optimization tools and services through our proprietary *Atlas Digital Marketing Suite*. Our *Atlas Publisher* is a technology product that enables select publishers to increase revenue by utilizing lower value and remnant inventory. Our DMT segment also includes Accipiter, a publisher-side ad serving technology provider. Accipiter provides web publishers an ad serving solution that enables the publisher's direct sales force to maximize revenue earned from premium display and text placements.

Our DMT segment grew substantially during 2006 with increased usage of our *Atlas Digital Marketing Suite* by both new and existing customers. An increase in ad serving volume during the year accounts for the majority of increased revenue for the DMT segment. In addition, the acquisition of Accipiter in December 2006 has increased the DMT segment's presence in the Internet publisher market and we expect revenue from our publisher technologies to increase during 2007.

Operating income as a percentage of DMT revenue decreased during 2006 compared to 2005 due to increased cost of revenue resulting from a larger number of rich media advertisements served over the Internet and increased investments in both product development and our technology infrastructure to support the growth of our DMT segment.

In 2007, we expect the growth of this segment to continue to be driven by increased sales efforts for our *Atlas Digital Marketing Suite*, international expansion and an increase in revenue from *Atlas Rich Media*. We also expect revenue growth from our publisher technologies in 2007 due to the contribution from Accipiter. Additionally, investments in product development are expected to continue to increase and will be focused mainly on the development of technology acquired from Accipiter and continued development of *Atlas Publisher, Atlas Rich Media*, new technologies and additional components of the *Atlas Digital Marketing Suite*. Due to the acquisition of Accipiter and the expected increase in product development expenses, we expect operating income as a percentage of revenue to be lower in 2007 when compared with 2006.

Digital Performance Media (DPM)

Our DPM segment includes businesses using sophisticated technology and industry expertise to provide performance based marketing opportunities to our clients. This segment includes our online advertising networks DRIVEpm, MediaBrokers and recently acquired Franchise Gator.

The growth in our DPM segment during 2006 was primarily due to an increase in the client base and increased spending from existing clients. The sales team for DRIVEpm grew substantially during 2006 and contributed to the growth in revenue. Additionally, the acquisition of Franchise Gator in May 2006 contributed to the growth of our business.

Income from operations as a percentage of DPM revenue increased during 2006 primarily due to the improved performance of our advertising campaigns. Improved campaign performance led to lower cost of revenue expenses as a percentage of DPM revenue. This increase was slightly offset by the impact of the acquisition of Franchise Gator during 2006.

In 2007, we anticipate continued strong growth in the digital performance media line of business. We expect this growth to be driven by new clients in addition to the expansion of MediaBrokers throughout Europe. We expect income from operations as a percentage of revenue to increase slightly for our existing operations in the U.S. and the U.K. based on expected further reduction in the cost of media purchased as a percentage of revenue during 2007. However, we expect our expansion into additional European markets and the inclusion of Franchise Gator's results for the full year, to partially offset this improvement. We expect Franchise Gator to have a lower percentage of income from operations to revenue than the DPM segment as a whole during 2007, however our long-term expectation is that this percentage will improve over time.

Recent Developments

In January 2007 we formed a capital and business alliance with Digital Palette, Inc. through the acquisition of 19.4 percent of its outstanding common shares. Digital Palette is a Japanese corporation engaged in planning, production and consulting services focusing on digital content. Dentsu, Inc., the largest marketing services firm in Japan, is the majority shareholder of Digital Palette. We plan to build a close relationship with Digital Palette through such activities as joint training programs to facilitate the sharing of know-how and collaboration in developing new clients, and use Digital Palette as our main base in Japan.

Critical Accounting Policies and Judgments

The preparation of financial statements in conformity with GAAP in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. A company's most critical accounting policies are the ones that are most important to the portrayal of the company's financial condition and results of operations, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition for Fixed Price Contracts

Avenue A|Razorfish and our other international agencies follow Statement of Position (SOP) 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and recognize revenue from fixed-fee consulting contracts as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hours. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including utilization and efficiency variances and specification and testing requirement changes.

Accounting for Acquisitions

Significant judgment is required to estimate the fair value of purchased assets and liabilities at the date of acquisition, including estimating future cash flows from the acquired business, determining appropriate discount rates, asset lives and other assumptions. Our process to determine the fair value of the non-compete agreements, customer relationships, developed technology and other intangibles includes the use of estimates including: the potential impact on operating results if the non-compete agreements were not in place; revenue estimates for customers acquired through the acquisition based on an assumed customer attrition rate; estimated costs willing to be incurred to purchase the capabilities gained through the developed technology; and appropriate discount rates based on the particular business's weighted average cost of capital. Our estimates of an entity's growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process.

Accounting for Goodwill

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist at the reporting unit level, to determine if the recorded goodwill is impaired. A reporting unit level is defined as an operating segment or one level below an operating segment. This determination requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the income method and is based on market multiples or a discounted future cash flow approach that uses estimates including the following: revenue based on assumed market segment growth rates; estimated costs; and appropriate discount rates based on the particular business's weighted average cost of capital. Our estimates of market segment growth and costs are based on historical data, various internal estimates and a variety of external sources. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis by comparison to available and comparable market data. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment of each reporting unit which, in turn, could have a material adverse effect on our operating results. During the fourth quarter of 2006, we completed our most recent review, which did not result in the recording of an impairment charge. We will perform our next annual review during the fourth quarter of 2007 or earlier if potential impairment indicators arise. We may incur charges for the impairment of goodwill in the future if a reporting unit fails to achieve our assumed revenue growth rates or assumed operating margin results.

Accounting for Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our financial statements or tax returns. We perform periodic evaluations of recorded tax assets and liabilities and maintain a valuation allowance for deferred tax assets if we determine that it is more likely than not that the asset will not be fully realized. Judgment is required in determining our taxes payable and in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns and in assessing the realization of net deferred tax assets. Variations in the actual outcome of these future tax consequences or different tax positions in our tax returns could materially impact our financial position, results of operations, or cash flows.

Accounting for Stock-Based Compensation

We have adopted the provisions of SFAS No. 123(R), "Share-Based Payment" effective January 1, 2006. Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" in accounting for our stock option and employee stock purchase plans. Prior to the adoption of SFAS No. 123(R), we recognized an immaterial amount of stock-based compensation cost in our Consolidated Statement of Operations. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. We have adopted the fair value recognition provisions of SFAS No. 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized beginning January 1, 2006 includes (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated and we have not recorded a cumulative effect of change in accounting principle because as of January 1, 2006 there were no partially vested awards with compensation cost recognized in our financial statements prior to the adoption of SFAS No. 123(R).

The fair value of each option grant, nonvested stock award and shares issued under the employee stock purchase plan were estimated on the date of grant using the Black-Scholes option pricing model and various inputs to the model. Expected volatilities were based on historical volatility of our stock and implied volatility from traded options on our stock. Prior to the adoption of SFAS No. 123(R), volatility was calculated based only on historical volatility of our stock. The expected term was derived from the analysis of various hypothetical settlement scenarios and represents the period of time that grants and awards are expected to be outstanding. The risk-free interest rate was the U.S. treasury rate corresponding to the expected term of the option, and dividends were assumed to be zero. These inputs are based on our assumptions, which include complex and subjective variables. Other reasonable assumptions could result in different fair values for our stock-based awards.

Stock-based compensation expense, as determined using the Black-Scholes option pricing model, is recognized on a straight line basis over the service period, net of estimated forfeitures. Forfeiture estimates are based on historical data. To the extent actual results or revised estimates differ from the estimates used, such amounts will be recorded as a cumulative adjustment in the period that estimates are revised. Prior to the adoption of SFAS No. 123(R), stock-based compensation expense was recognized over the service period using an accelerated method and forfeitures were recognized on an actual basis as allowed under SFAS No. 123.

As of December 31, 2006, the total unrecognized compensation expense related to nonvested option grants, nonvested stock awards and shares granted under the employee stock purchase plan was $28.8 million, which is expected to be recognized over a weighted-average period of 2.4 years.

Estimates and Assumptions Related to Financial Statements

The discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those affecting revenues, obligations related to employee benefits, stock-based compensation expense, the allowance for doubtful accounts, allowance for sales credits, intangible assets, goodwill, state, local and federal income taxes and legal contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our segmental information included in Note 15 to our consolidated financial statements.

Revenue

Revenue increased to $442.2 million for the year ended December 31, 2006, from $308.4 million and $157.9 million for the years ended December 31, 2005 and 2004, respectively. The increase in revenue is primarily due to the growth in demand for digital marketing services and technologies, new client wins, increased spending from existing clients and additional revenue contributed by acquisitions.

Revenue from digital marketing services increased to $267.6 million during the year ended December 31, 2006, from $189.8 million and $87.7 million for the years ended December 31, 2005 and 2004, respectively. Avenue A|Razorfish revenue consistently increased throughout 2006 due to an increase in our clients' advertising budgets leading to larger web development projects and increased volumes of media utilized in advertising campaigns in addition to an increasing client base. In 2006, our four acquired international interactive agencies contributed $28.8 million of revenue. In 2005 we acquired one international agency which added $1.0 million of revenue in that year.

Revenue from digital marketing technologies increased to $122.4 million for the year ended December 31, 2006 from $92.3 million and $60.9 million for the years ended December 31, 2005 and 2004, respectively. The increase in revenue is primarily the result of increased use of the *Atlas Digital Marketing Suite* and increased volumes of advertisements delivered over the Internet by existing customers combined with a consistent increase in client base over the past two years of both agencies and direct advertisers around the world. *Atlas Rich Media* has also contributed to revenue growth due to an increase in demand for rich media advertisements and customer response to the integration of *Atlas Rich Media* in the *Atlas Digital Marketing Suite*.

Revenue from digital performance media increased to $52.3 million for the year ended December 31, 2006, from $26.4 million and $9.4 million during the years ended December 31, 2005 and 2004, respectively. The increase in revenue in 2006 compared to 2005 is primarily due to our increased client base and an increase in spending from existing clients in addition to the acquisition of Franchise Gator, which was acquired in May 2006. The increase in revenue in 2005 compared to 2004 is primarily due to the acquisition of MediaBrokers in July 2004.

Cost of revenue.

Cost of revenue was $67.6 million, $38.3 million and $22.6 million during the years ended December 31, 2006, 2005 and 2004, respectively. Cost of revenue increased primarily due to the growth of our digital marketing technologies and digital performance media lines of business and the acquisition of DNA in December 2005.

Cost of revenue associated with our digital marketing services segment relates to our UK-based interactive agency DNA, which was acquired in December 2005. Unlike our other agencies, because of the structure of its contracts with its customers and publishers, DNA presents revenue on a gross basis and therefore cost of revenue includes the cost of media purchased for DNA's clients.

Cost of revenue associated with our digital marketing technologies segment consists primarily of the salaries and related expenses of the digital marketing technologies' client support personnel and personnel directly supporting the maintenance of technology used to display advertisements over the Internet. In addition, cost of revenue includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet. Cost of revenue associated with digital marketing technologies increased to $32.9 million for the year ended December 31, 2006 from $22.6 million and $15.2 million for the years ended December 31, 2005 and 2004, respectively. Cost of revenue has increased in 2006 compared to 2005 primarily due to additional technology support personnel added to support the growing technology infrastructure demands resulting in an increase of salary and related expenses. The increase in cost of revenue was also due to an increase in depreciation expense related to capital investments in our technology infrastructure and increased bandwidth costs related to the increased volume of advertisements delivered over the Internet, in addition to the increase in rich media being utilized by our clients. The increase in cost of revenue in 2005 compared to 2004 was primarily due to the increased volume of advertisements delivered over the Internet.

Cost of revenue associated with our digital performance segment was $27.8 million, $15.4 million and $7.3 million for the years ended December 31, 2006, 2005 and 2004 respectively, and relates to the cost of the advertising space purchased from websites to resell to our clients. The increase in cost of revenue in 2006 compared to 2005 is primarily due to an increased client base and increased spending levels from our existing clients. The increase in cost of revenue in 2005 compared to 2004 is mainly due to the acquisition of MediaBrokers in July 2004.

Cost of revenue for the year ended December 31, 2006 also includes stock-based compensation expense of $0.6 million as a result of the adoption of SFAS 123(R) in January 2006. This amount has not been allocated to segments. We did not record stock-based compensation expense in 2005 or 2004.

Client Support

Client support expenses associated with our digital marketing services segment consist primarily of salaries and related expenses for client support personnel for our US-based interactive advertising agency, Avenue A | Razorfish and our international creative and interactive agencies acquired in 2005 and 2006. Client support also includes expenses for contractors retained for their specialized skill sets to work on client projects. Client support expenses associated with digital marketing services increased to $184.7 million for the year ended December 31, 2006 from $135.8 million and $65.5 million for the years ended December 31, 2005 and 2004, respectively. The increase in client support expenses in 2006 compared to 2005 was primarily due to the growth of Avenue A | Razorfish and the acquisition of our international creative and interactive agencies which contributed additional expenses of $17.8 million in 2006 compared to 2005 and $0.7 million in 2005 compared to 2004. The primary reason for increased client support expenses at Avenue A | Razorfish was the addition of client support personnel to support increased spending from existing clients and to support new clients. The increase in client support expenses in 2005 compared to 2004 was primarily due to the acquisition of SBI.Razorfish which contributed only five months of client support expenses during the year ended December 31, 2004. In addition to the impact of the acquisition of SBI.Razorfish, the increase in client support expenses was due to additional client support personnel hired to support increased Avenue A | Razorfish activity.

Client support expenses associated with our digital performance media segment consist primarily of salaries and related expenses for client support personnel for DRIVEpm, MediaBrokers and Franchise Gator. Client support expenses associated with digital performance media were $4.3 million during the year ended December 31, 2006 compared to $2.4 million and $1.4 million during the years ended December 31, 2005 and 2004, respectively. Client support expenses have increased in 2006 compared to 2005 due to increased headcount and increased salary and related expenses contributed by Franchise Gator, which was acquired in May 2006. This increase was partially offset by a decrease in commissions earned by client support personnel. Over the past several quarters, DRIVEpm has shifted its sales focus to business development, and established a dedicated sales team. Sales activities had previously been primarily performed by client support personnel. Expenses related to the dedicated sales team, including commissions, are included in sales and marketing expense in 2006. Client support expenses increased in 2005 compared to 2004 primarily due to the acquisition of MediaBrokers in July 2004.

Client support expenses for the year ended December 31, 2006 also include stock-based compensation expense of $9.2 million as a result of the adoption of SFAS 123(R) in January 2006. This amount has not been allocated to segments. We did not record stock-based compensation expense in 2005 or 2004.

Product Development

Product development expenses consist primarily of salaries and related expenses for product development personnel associated with our digital marketing technologies segment. Product development expenses increased to $13.5 million for the year ended December 31, 2006 compared to $9.3 million and $6.2 million for the years ended December 31, 2005 and 2004, respectively. The increase in expense during 2006 compared to 2005 is primarily due to an increase in product development personnel necessary to support the continued development of *Atlas Publisher*, *Atlas Rich Media* and *Atlas Search*, enhance our existing *Atlas Digital Marketing Suite* and invest in new technologies. The increase in 2006 is also attributed to lower capitalization of certain direct costs incurred in the development of our *Atlas Digital Marketing Suite* and *Atlas on Demand.* During the year ended December 31, 2006, we capitalized $1.2 million of certain direct costs in accordance with the guidance provided in Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Similarly, we capitalized $1.9 million and $0.9 million of such costs in December 31, 2005 and 2004, respectively. The decrease in capitalization of direct costs is due to the change in focus from the development of new functionalities during 2005 to the enhancement of existing functionalities during 2006. The increase in product development expenses during 2005 compared to 2004 was primarily due to an increase in product development personnel necessary to integrate the technologies acquired to support our search engine and rich media capabilities and enhance our existing *Atlas Digital Marketing Suite.*

Product development expenses for the year ended December 31, 2006 also include stock-based compensation expense of $1.5 million as a result of the adoption of SFAS 123(R) in January 2006. This amount has not been allocated to segments. We did not record stock-based compensation expense in 2005 or 2004. It also includes $0.5 million of research and development related expenses incurred in 2006 by our corporate office.

Sales and Marketing

Sales and marketing expenses associated with our digital marketing services segment consist primarily of salaries, commissions and related expenses for personnel dedicated entirely to the sales and marketing efforts of our US-based interactive agency, Avenue A | Razorfish and our international agencies. In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows, the costs of advertising our services in trade publications and the cost of client and publisher summits. Sales and marketing expenses associated with our digital marketing services segment increased to $5.8 million for the year ended December 31, 2006 from $4.6 million and $1.6 million for the years ended December 31, 2005 and 2004, respectively. The increase in sales and marketing expenses in 2006 compared to 2005 consist primarily of sales and marketing expenses contributed by the international agencies acquired in 2006, an increase in salary related expenses for Avenue A|Razorfish sales and marketing personnel and increased expenses related to the redesign of the Avenue A|Razorfish Website. The increase in sales and marketing expenses during 2005 compared to 2004 was primarily due to increased headcount with the acquisition of SBI.Razorfish in July 2004 and additional personnel added during the year ended December 31, 2005.

Sales and marketing expenses associated with our digital marketing technologies segment consist primarily of salaries, commissions and related expenses for our sales force. In addition, these expenses include salaries of sales and marketing personnel and marketing costs such as trade shows and the costs of advertising our services on the Internet. Sales and marketing expenses associated with digital marketing technologies increased to $14.3 million during the year ended December 31, 2006, from $10.4 million and $7.3 million for the years ended December 31, 2005 and 2004, respectively. This increase in sales and marketing expenses in 2006 compared to 2005 is primarily due to the addition of sales personnel to support increased sales and marketing efforts in both the U.S. and in Europe. The increase in sales and marketing expenses during 2005 compared to 2004 was also due to increased salary related expenses related to the growth in headcount to support increased sales and marketing efforts.

Sales and marketing expenses associated with our digital performance media segment consist primarily of salaries, commissions and related expenses for our DRIVEpm, MediaBrokers and Franchise Gator sales forces. During the year ended December 31, 2005, the digital performance media segment began hiring dedicated sales and marketing personnel, and in 2006 the number of sales personnel increased significantly, particularly in DRIVEpm. Prior to 2005, the digital performance media sales efforts were primarily driven by existing client support personnel. Sales and marketing expense associated with our digital performance media line of business was $7.1 million, $2.3 million and $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Sales and marketing expenses also increased in 2006 compared to 2005 due to the acquisition of Franchise Gator in May 2006.

Sales and marketing expenses for the year ended December 31, 2006 also include stock-based compensation expense of $1.3 million as a result of the adoption of SFAS 123(R) in January 2006. This amount has not been allocated to segments. We did not record stock-based compensation expense in 2005 or 2004.

General and Administrative

General and administrative expenses consist of the salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, insurance and other general corporate expenses such as rent for our corporate headquarters in Seattle. General and administrative expenses included in our digital marketing services, technologies, and performance media segments consist primarily of a direct allocation of these corporate costs based on several allocation methods including headcount and the percentage of revenue generated by each segment. General and administrative expenses increased to $41.4 million for the year ended December 31, 2006 from $32.7 million and $21.2 million for the years ended December 31, 2005 and 2004, respectively. The increase in general and administrative expenses during 2006 compared to 2005 was primarily due to stock-based compensation expense of $5.9 million, as a result of the adoption of SFAS 123(R). This increase was also due to increased salary related expenses for additional corporate headcount necessary to support the growth of our business units. Depreciation expense also increased due to additional capital expenditures necessary to support the continued development of our financial systems and the growth in corporate headcount. This increase in general and administrative costs during 2006 compared to 2005 was partially offset by a decrease in our business tax expenses. The decrease in business taxes is primarily due to the reversal of a business tax accrual of $1.9 million. See further discussion in Note 2 to our Consolidated Financial Statements. These tax estimates were recorded in the digital marketing services line of business. General and administrative expenses increased during 2005 compared to 2004 primarily due to increased corporate support costs needed to support the web development business acquired through SBI.Razorfish in July 2004. SBI.Razorfish contributed only five months of general and administrative expenses during the year ended December 31, 2004.

Amortization of Intangible Assets

Amortization of intangible assets relates to intangible assets primarily consisting of customer relationships purchased through various acquisitions. Amortization of intangible assets was $9.3 million during the year ended December 31, 2006 compared to $7.2 million and $4.0 million during the years ended December 31, 2005 and 2004, respectively. The increase in expense is due to the amortization of intangible assets related to the acquisitions of DNA in December 2005, Franchise Gator in May 2006, Amnesia in July 2006, Neue Digitale in August 2006, e-Crusade in October 2006 and Accipiter in December 2006. In addition, amortization of intangible assets associated with purchased technology is recorded as a cost of revenue and was $0.8 million during the year ended December 31, 2006 compared to $0.8 million and $0.6 million during the years ended December 31, 2005 and 2004. With respect to intangible assets acquired through December 31, 2006, the estimated future amortization expense for the next five years and thereafter is as follows (in thousands):

2007	$12,156
2008	11,538
2009	9,684
2010	6,513
2011 and thereafter	7,364
	$47,255

Client Reimbursed Expenses

Client reimbursed expenses include all reimbursable project expenses that are billable to our clients. These reimbursable project expenses are also recorded as a component of revenue. We recorded $5.7 million, $4.3 million and $1.3 million of client reimbursed expenses for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in client reimbursed expenses in 2006 compared to 2005 is primarily due to increased project expenses incurred to support new clients and increased spending by existing clients in the digital marketing services segment. The increase in client reimbursed expenses during 2005 compared to 2004 was due to the acquisition of SBI.Razorfish in July 2004.

Other Operating Income

Other Operating Income includes credits resulting from the extinguishment of liabilities related to media served prior to 2004, before we had sequential liability terms for our media purchases. In the fourth quarter of 2006, the statute of limitations for these liabilities expired or the vendors formally acknowledged no outstanding balances due. Accordingly, the related liabilities were decreased and a $3.9 million credit was recorded within Operating Income in our Consolidated Statement of Operations. We currently have approximately $2.2 million of pre-sequential liability payables remaining in our balance sheet for which the statute of limitation period is still open or a formal acknowledgment from the vendor has not been obtained. As a result, we may recognize additional operating income from the extinguishment of these liabilities in future periods.

Income from Operations

During the year ended December 31, 2006, the digital marketing services segment generated $50.0 million of income from operations, or 19% of digital marketing services revenue, compared to $26.3 million and $10.4 million, or 14% and 12% of digital marketing services revenue, during the years ended December 31, 2005 and 2004, respectively. The digital marketing services segment experienced an increase in income from operations as a percentage of digital marketing services revenue during 2006 primarily due to client support expenses increasing at a slower rate than revenue and the extinguishment of certain media liabilities recorded as other operating income of $3.9 million. Additionally the increase was due to a decrease in business tax expense primarily due to the reversal of a $1.9 million business tax accrual in the first quarter of 2006. Excluding these two items, income from operations as a percentage of revenue would have been 17% in 2006. The increase in income from operations as a percentage of digital marketing services revenue during 2005 compared to 2004 was primarily due to the rapid growth of the business in addition to an increase in average billing rates and increased efficiencies with the integration of SBI.Razorfish with Avenue A.

The digital marketing technologies segment generated $50.7 million of income from operations, or 41% of digital marketing technologies revenue, during the year ended December 31, 2006, compared to $40.8 million and $24.2 million, or 44% and 40% of digital marketing technologies revenue, during the years ended December 31, 2005 and 2004, respectively. The decrease in income from operations as a percentage of digital marketing technologies revenue in 2006 compared to 2005 was primarily due to increased cost of revenue as a result of investments made in our technology infrastructure and increased product development expenses primarily due to additional product development personnel. Additionally, increased sales and marketing expenses, primarily a result of hiring additional personnel to support the increase in sales and marketing initiatives, contributed to the decrease in operating margins. The increase in income from operations as a percentage of digital marketing technologies revenue during 2005 compared to 2004 was primarily due to the overall growth of the business and the relatively low incremental cost of providing Atlas services to new clients.

The digital performance media segment generated $9.4 million of income from operations, or 18% of digital performance media revenue during the year ended December 31, 2006, compared to income from operations of $4.6 million or 17% of digital performance media revenue during the year ended December 31, 2005. The digital performance segment generated a $0.2 million loss from operations during the year ended December 31, 2004. The increase in income from operations as a percentage of digital performance media revenue during 2006 compared to 2005 is primarily due to improved performance of our advertising campaigns. Campaign performance has improved as the result of a reduction in the cost of media purchased as a percentage of revenue generated by advertising campaigns during 2006. Partially offsetting the effect of improved campaign performance was an increase in sales and marketing expenses as a percentage of digital performance media revenue and the acquisition of Franchise Gator.

Interest and Other Income, Net

Net interest and other income consist primarily of earnings on our cash, cash equivalents, investments, and foreign currency transaction exchange gains and losses. Net interest and other income was $14.5 million, $1.5 million and $1.9 million for the years ended December 31, 2006, 2005, and 2004, respectively. The increase in net interest and other income during the year ended December 31, 2006 was a result of interest income earned from the investment of proceeds from the equity offering which was completed in March 2006 and the proceeds from the exercise of the over-allotment option in April 2006 combined with higher interest rates on investment cash balances. The decrease in net interest and other income during the year ended December 31, 2005 is primarily related to the decrease in cash, cash equivalents and short-term investments associated with our various acquisitions. Additionally, during the year ended December 31, 2006 we recognized a $0.9 million foreign currency transaction gain compared to a $0.8 million foreign currency transaction loss in 2005. During the year ended December 31, 2004 we recognized an insignificant foreign currency transaction gain.

Interest Expense

Interest expense was $2.4 million, $2.3 million and $0.9 million during the years ended December 31, 2006, 2005 and 2004, respectively. Interest expense primarily relates to the sale of convertible debt in August and September 2004 bearing an annual interest rate of 2.25%.

Provision (Benefit) for Income Taxes

We recorded $38.0 million and $25.0 million income tax expense during the years ended December 31, 2006 and 2005, respectively, and recorded a $15.3 million income tax benefit during the year ended December 31, 2004. The benefit for income taxes during 2004 is comprised of a decrease to our valuation allowance offset by the income tax provision for the year ended December 31, 2004. Our effective tax rate was 41.3%, 41.5% and (55.4)% for the years ended December 31, 2006, 2005 and 2004, respectively. In 2006 and 2005, our effective rate differs from the federal statutory rate primarily due to our state income tax expense. In 2004, our effective rate differs from the federal statutory rate primarily due to changes in our valuation allowance for deferred tax assets.

At December 31, 2006, 2005 and 2004, we had a federal net operating loss carryforward (NOL) of approximately $21.7 million, $82.9 million and $55.8 million, respectively, related to U.S. jurisdictions. Our NOL increased during the year ended December 31, 2005 as a result of the increased estimated value of the NOL acquired in connection with the acquisition of SBI.Razorfish and as a result of the benefit derived from the exercise of certain employee stock options. Utilization of our NOLs is subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Our NOLs begin to expire at various times commencing in 2017.

Liquidity, Capital Resources and Commitments

We finance our operations primarily from the net cash provided by operating activities. Since our inception, we have also financed our operations through the net proceeds from private sales of equity securities, which raised $30.4 million through December 31, 1999 and our initial public offering of common stock, which raised $132.5 million during the first quarter of 2000. In July 2004, we issued $74.7 million in convertible debt to the sellers of SBI.Razorfish in connection with the acquisition in July 2004. This was subsequently paid off with the proceeds from the issuance in August and September 2004 of $80.0 million in convertible senior subordinated notes due in 2024. In March 2006, we completed a follow-on offering of our common stock which raised net proceeds of $172.3 million. In April 2006 we raised an additional $25.9 million as a result of the exercise in full of the over-allotment option granted to the underwriters of our follow-on public offering. Net proceeds from the equity offering will be used for working capital, general corporate purposes and may also be used to acquire or invest in businesses, products or technologies.

As of December 31, 2006 we had cash and cash equivalents of $147.8 million, investments of $163.5 million and $80 million of outstanding convertible debt.

Net Cash from Operating Activities

Net cash provided by operating activities was $122.8 million, $70.6 million and $38.9 million during the years ended December 31, 2006, 2005 and 2004, respectively. Our net cash provided by operating activities is primarily a result of our net income adjusted by non-cash expenses such as depreciation and amortization, stock-based compensation expense and changes in operating assets and liabilities, which are influenced by the timing of cash collections from our clients and cash payments for purchases of media and other expenses.

For the year ended December 31, 2006, the difference between reported net income and cash provided by operating activities was primarily due to depreciation and amortization, stock-based compensation, increases in accounts payable and pre-billed media and decreases in our deferred tax asset balances, which were offset by increases in accounts receivable and excess tax benefits from stock option exercises. The increase in the accounts payable balance is primarily due to the increase in volume of media spending by our clients during the year in addition to the timing of cash payments to publishers. Pre-billed media increased primarily due to increased interactive campaign activity for certain clients that are billed in advance for advertising space they plan to use in future periods. Our accounts receivable increased primarily due to the growth of our business, the timing of cash collections from clients and our various acquisitions. The decrease in our deferred tax asset balance during the year is primarily due to the utilization of net operating loss carry-forwards during the period. Under the provisions of SFAS No. 123(R), cash flows from the tax benefits resulting from tax deductions in excess of compensation cost recognized in our income statement have been classified as a reduction of operating cash flows. Prior to adoption of SFAS No. 123(R), the excess tax benefits were reported as operating cash inflows.

For the year ended December 31, 2005, the difference between reported net income and cash provided by operating activities was primarily due to depreciation and amortization, tax benefits from option exercises, increases in accounts payable and accrued liabilities, which were offset by increases in accounts receivable. The increase in the accounts payable and accrued liabilities is primarily due to the increase in media spending by our clients and the timing of cash payments to publishers. Our accounts receivable increased primarily due to the growth of our business.

For the year ended December 31, 2004, the difference between reported net income and cash provided by operating activities was primarily due to depreciation and amortization, tax benefit from option exercises and increases in accounts payable and pre-billed media, which were offset by increases in accounts receivable and deferred taxes. The increase in the accounts payable and accrued liabilities is primarily due to the timing of cash payments to publishers and an increase in media spending by our clients. Our accounts receivable increased primarily due to the growth of our business. Our deferred tax assets increased primarily as a result of a decrease in our valuation allowance in 2004.

Net Cash from Investing Activities

Our investing activities include the purchase and sale of investments, purchases of property and equipment and the funding of acquisitions. Net cash used in investing activities was $280.5 million, $32.4 million and $55.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with our investment policy, we purchase primarily investment-grade marketable securities. Net cash from investing activities relates primarily to the timing of the purchases and sales of these marketable securities. During the year ended December 31, 2006 and 2005, we had net purchases of $127.8 million and $1.2 million, respectively, due to increases in excess cash and cash equivalents available for reinvestment. During the year ended December 31, 2004 we had net sales of marketable securities of $55.0 million to meet funding requirements for the various acquisitions completed in 2004.

Capital expenditures relate primarily to the purchase of computers and software for general operational purposes, including our ad serving capabilities, the development of our proprietary technology and leasehold improvements for our facilities. During the years ended December 31, 2006, 2005 and 2004, capital expenditures were $21.7 million, $20.0 million and $12.3 million, respectively. The increase in capital expenditures was needed to support the continued overall growth of our business.

The following table summarizes cash used to fund various acquisitions during the years ended December 31, 2006, 2005 and 2004. Amounts represent cash consideration paid, including transaction costs, post closing requirements and contingency payments due to earn-out agreements, net of cash acquired.

	2006	2005	2004
		(In thousands)	
Accipiter	$ 22,158	$ —	$ —
iFRONTIER	26,460	176	891
Franchise Gator	19,682	—	—
DNA	9,877	2,667	—
Amnesia	4,407	—	—
e-Crusade	2,495	—	—
GOTOAST	1,333	584	348
Neue Digitale	1,964	—	—
NetConversions	582	279	4,026
TechnologyBrokers/Media Brokers	41,651	6,943	3,086
SBI.Razorfish	—	—	89,621(1)
Total cash payments	$130,609	$10,649	$97,972

(1) In connection with the acquisition of SBI.Razorfish, we paid $89,621 in cash, including $4,321 in acquisition related expenses, and issued approximately $74,700 in convertible notes (Notes). In August and September 2004, we sold $80,000 of convertible senior subordinated debt, the proceeds of which were used to redeem 100 percent of the Notes.

Net Cash from Financing Activities

Our financing activities primarily relate to the proceeds from issuance of common stock through public stock offerings and our stock option and employee stock purchase plans. Beginning in 2006, it also includes our excess tax benefits from stock option exercises.

On March 15, 2006, we completed a follow-on offering of 7.5 million shares of common stock at a purchase price of $24.00 per share. The total net proceeds from the offering were $172.3 million after deducting applicable issuance costs. The follow-on offering of common stock also included an underwriter's over-allotment option to sell an additional 1.125 million shares. The exercise of the underwriter's over-allotment option of 1.125 million shares was completed on April 13, 2006. The total net proceeds from the offering, including net proceeds of $25.9 million from the underwriters' over-allotment shares, were $198.3 million, after deducting applicable issuance costs and expenses.

In August and September 2004, we sold $80.0 million in convertible senior subordinated notes, the proceeds of which were used to redeem 100% of the convertible notes issued in connection with the acquisition of SBI.Razorfish. As of December 31, 2006 and 2005, the principal amount of outstanding convertible debt was $80.0 million and the fair market value was $159.4 million and $162.9 million, respectively. In connection with the offering, we also paid $2.3 million in debt issuance costs. See the discussion of interest and principal payments in Note 13 in our consolidated financial statements.

In 2006, we paid $3.3 million to settle debt assumed as part of one of our acquisitions which was completed during the year.

Proceeds from the exercises of common stock options and issuance of common stock through our employee stock purchase plan were $17.5 million, $14.0 million and $5.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in proceeds each year is due to the increase in the market price of our common stock, resulting in an increased volume of stock option exercises and an increased employee base participating in our employee stock purchase plan.

Prior to the adoption of SFAS No. 123(R), we presented all excess tax benefits from the exercise of stock options as operating cash flows. Pursuant to SFAS No. 123(R), the cash flows from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) have been classified as financing cash inflows. For the year ended December 31, 2006 cash flows from excess tax benefits on option exercises were $15.4 million. Since we have used the modified-prospective-transition method to adopt SFAS No. 123(R), cash flows in the 2005 and 2004 comparative period have not been restated to conform to our current presentation.

We believe that our current cash, cash equivalents and investments, together with cash from operating activities, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, debt service, and future contingent payments for our acquired businesses for at least the next twelve months. However, we may need to raise additional capital or incur additional debt to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of growth, future acquisitions and contingent payments we may be required to make on past acquisitions. We could raise funds to meet our capital requirements through selling more stock to the public or to private investors, or by incurring debt. We may not be able to obtain additional funds on commercially favorable terms, or at all. If we issue additional stock or convertible debt, the ownership percentage of current stockholders would be diluted.

Commitments and Contingencies

As of December 31, 2006, we had material commitments related to our convertible debt and operating leases for office space and office equipment leases. In addition, we had material obligations related to ad content delivery services. The following are our contractual commitments and obligations as of December 31, 2006 (in thousands):

	Year Ended December 31,					
	2007	2008	2009	2010	2011 and thereafter	Total
Commitments:						
Operating leases	$11,492	$10,654	$10,030	$10,454	$ 33,191	$ 75,821
Ad content delivery services	1,817	445	—	—	—	2,262
Convertible debt (including interest payments)	1,800	1,800	1,800	1,800	104,525	111,725
Total commitments	$15,109	$12,899	$11,830	$12,254	$137,716	$189,808

Many of our recent acquisitions have related purchase agreements that provide for future contingent payments. These payments are determined based on operating performance for the acquired entities over a stated period of time. These payments are recorded when the actual amounts are determined, due to the uncertainty of achieving the financial results. The following table summarizes our estimates of future contingency payments in the period of expected payment by acquisition should actual results be consistent with management's current estimates.

	Year Ending December 31,			
	2009		2011	
	Low	High	Low	High
Digital Marketing Services(1)	$39,800	$72,100	$4,600	$13,800

(1) In addition to the contingent payments shown in the table, we will also make payments totaling $11,924 subsequent to December 31, 2006. These payments relate to the acquisitions made during 2006 and have been accrued on the Consolidated Balance sheet as of December 31, 2006.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109", which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 will be effective beginning January 1, 2007. We are currently evaluating the impact of implementation on our consolidated financial statements but we do not believe the adoption of this statement will have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. This statement is effective for fiscal years ending after November 15, 2007. The statement applies whenever other statements require, or permit, assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. We do not expect the adoption of this statement to have a material impact on our financial condition or results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

The primary objective of our investment activities is to preserve capital and provide liquidity while at the same time optimizing returns without significantly increasing risk. As of December 31, 2006 we had short-term and long-term marketable securities of $131.0 million and $32.5 million, respectively. We classify our investments as short term or long term based on their maturities from purchase date and our reasonable expectation as to when they will be converted into cash. We classify all our investments as available-for-sale securities, which are carried at fair value with unrealized gains or losses reported as a separate component of shareholders' equity. As of December 31, 2006 unrealized losses in our marketable securities were $0.1 million. Our exposure to market risk includes interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are investment-grade debt securities issued by corporations and U.S. government agencies. We hold fixed- rate securities which may have their fair market value adversely impacted due to a rise in interest rates. Our investments are of a short-term nature; as of December 31, 2006 our long-term portfolio had a weighted-average time to maturity of less than two years. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our investments and the short term nature of our portfolio, we believe that we are not subject to any material market risk exposure.

The fair value of our fixed-rate long-term convertible debt is sensitive to changes in interest rates. As of December 31, 2006, we had $80 million in outstanding fixed-rate convertible debt with an interest rate of 2.25%. The fair value of this debt is subject to change as a result of movements in interest rates. Sensitivity analysis is one technique used to evaluate this potential impact. Based on a hypothetical, immediate 100 basis-point increase in interest rates at December 31, 2006, the market value of our fixed-rate long-term convertible debt would be impacted by a net decrease of $0.4 million. These hypothetical gains or losses would not be reflected in our results of operations or financial conditions under current accounting principles.

Foreign Currency Exchange Rate Risk

We maintain bank accounts with balances denominated in British pounds to support our U.K.-based operations. We are subject to foreign currency exchange rate risk on these accounts. Based on the balance of foreign funds at December 31, 2006 of £0.7 million, an assumed 5%, 10% and 20% decrease of the British pound compared to the U.S. dollar would result in fair value declines of $0.1 million, $0.1 million and $0.3 million, respectively.

Several of our recent acquisitions have related purchase agreements that provide for future contingent payments that are denominated in foreign currencies and are based on the operating performance of the acquired businesses over a period of time. We do not record a liability until the contingency is resolved and the additional consideration is determinable beyond a reasonable doubt. We are subject to foreign exchange risk on these future payments. We have estimated a range for these future payments which is disclosed in Note 4 to our consolidated financial statements. These future payments have not been recorded in our Consolidated Balance Sheet as of December 31, 2006. An assumed appreciation of these currencies against the U.S. dollar would result in additional cash payments ranging from $2.2 million to $4.2 million (5% rate decline), $4.3 million to $8.4 million (10% rate decline) and $8.7 million to $16.9 million, (20% rate decline). Any additional payment amounts resulting from foreign exchange rate fluctuations until the contingency is resolved will be recorded as an increase to goodwill with no impact on our future financial results.

Certain foreign-currency denominated amounts due to the selling shareholders of acquired businesses have been accrued on our Consolidated Balance Sheet at December 31, 2006. An assumed decline of 5%, 10% and 20% of these foreign currencies against the U.S. dollar would result in an increase of our liability of $0.3 million, $0.5 million and $1.0 million, respectively. Foreign currency fluctuations between December 31, 2006 and the date the payment is made for these accrued amounts will be recorded as a foreign currency gain or loss in our Consolidated Statement of Operations.

We transact business in the United Kingdom, Germany, Australia and Asia, and are thus subject to exposure from adverse movements in foreign currency exchange rates. The assets and liabilities of our foreign subsidiaries have functional currencies other than the U.S. dollar and are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. A 10% appreciation in the U.S. dollar during the year ended December 31, 2006 would have resulted in a reduction of income before provision for income taxes of $1.4 million. A 10% adverse change in the foreign currency rates as of December 31, 2006 would have resulted in a $9.9 million decrease of our foreign subsidiaries' net assets, excluding intercompany balances. Such a change in income would have resulted from applying a different exchange rate to translate and revalue the financial statements of our foreign subsidiaries. Our foreign operations are also subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures and regulations and restrictions, and foreign currency exchange rate volatility. Accordingly, our results could be adversely affected by changes in these or other factors.

We do not use derivative financial instruments to manage interest rate risk, to reduce our exposure to changes in foreign currency exchange rates, or for speculative trading purposes.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

AQUANTIVE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm	41
Consolidated Balance Sheets	43
Consolidated Statements of Operations and Comprehensive Income	44
Consolidated Statements of Shareholders' Equity	45
Consolidated Statements of Cash Flows	46
Notes to Consolidated Financial Statements	47
Schedule II — Valuation and Qualifying Accounts	73

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
aQuantive, Inc.:

We have audited the accompanying consolidated balance sheets of aQuantive, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of aQuantive, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of aQuantive, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
aQuantive, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that aQuantive, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of aQuantive, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 26, 2007

AQUANTIVE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$147,795	$ 76,734
Short-term investments	131,012	35,617
Accounts receivable, net of allowances of $4,087 and $3,146 in 2006 and 2005, respectively	273,174	160,370
Other receivables	2,312	968
Prepaid expenses and other current assets	4,459	2,108
Deferred tax assets	4,475	5,416
Total current assets	563,227	281,213
Property and equipment, net	34,343	27,370
Goodwill	269,325	141,075
Other intangible assets, net	47,255	32,078
Long-term investments	32,509	—
Other assets	1,888	1,783
Deferred financing costs, net	866	1,386
Deferred tax assets, net	2,915	23,755
Total assets	$952,328	$508,660
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$194,386	$ 94,327
Accrued liabilities	56,686	38,976
Pre-billed media	27,945	18,254
Deferred rent, current portion	1,027	670
Deferred revenue	16,517	14,310
Total current liabilities	296,561	166,537
Long-term accrued liabilities	3,720	430
Convertible notes payable	80,000	80,000
Deferred rent, less current portion	4,221	4,753
Total liabilities	384,502	251,720
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Preferred stock; $0.01 par value; 21,084 shares authorized and none issued or outstanding at December 31, 2006 and 2005	—	—
Common stock, $0.01 par value; 200,000 shares authorized; 77,768 and 66,495 shares issued and outstanding at December 31, 2006 and 2005, respectively	778	665
Paid-in capital	522,657	269,382
Retained earnings (Accumulated deficit)	41,036	(12,918)
Accumulated other comprehensive income (loss)	3,355	(189)
Total shareholders' equity	567,826	256,940
Total liabilities and shareholders' equity	$952,328	$508,660

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	Year Ended December 31,		
	2006	2005	2004
Revenue	$442,211	$308,405	$157,937
Expenses:			
Cost of revenue	67,578	38,305	22,551
Client support	198,155	138,220	66,934
Product development	15,598	9,328	6,188
Sales and marketing	28,459	17,289	9,197
General and administrative	41,410	32,732	21,213
Amortization of intangible assets	9,330	7,210	4,048
Client reimbursed expenses	5,675	4,340	1,260
Total costs and expenses	366,205	247,424	131,391
Other operating income	3,867	—	—
Income from operations	79,873	60,981	26,546
Interest and other income, net	14,491	1,532	1,925
Interest expense	2,380	2,334	875
Income before income taxes	91,984	60,179	27,596
Provision (benefit) for income taxes	38,030	24,998	(15,287)
Net income	$ 53,954	$ 35,181	$ 42,883
Basic net income per share	$ 0.72	$ 0.55	$ 0.70
Diluted net income per share	$ 0.64	$ 0.48	$ 0.62
Shares used in computing basic net income per share	74,739	64,099	61,225
Shares used in computing diluted net income per share	85,919	76,516	69,412
Comprehensive income:			
Net income	$ 53,954	$ 35,181	$ 42,883
Items of other comprehensive income (loss)	3,544	(264)	(207)
Comprehensive income	$ 57,498	$ 34,917	$ 42,676

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCES, December 31, 2003	60,167	$602	$220,637	$(90,982)	$ 282	$130,539
Exercise of common stock options	1,869	20	3,774	—	—	3,794
Issuance of common stock — Employee Stock Purchase Plan	220	1	1,297	—	—	1,298
Reduction in valuation allowance related to stock option exercises prior to 2004	—	—	3,094	—	—	3,094
Excess tax benefit of exercise of common stock options	—	—	5,096	—	—	5,096
Unrealized loss on available for sale investments	—	—	—	—	(147)	(147)
Currency translation loss	—	—	—	—	(60)	(60)
Net Income	—	—	—	42,883	—	42,883
BALANCES, December 31, 2004	62,256	$623	$233,898	$(48,099)	$ 75	$186,497
Exercise of common stock options	3,838	38	11,072	—	—	11,110
Issuance of common stock — Employee Stock Purchase Plan	401	4	2,928	—	—	2,932
Excess tax benefit of exercise of common stock options	—	—	21,438	—	—	21,438
Compensation expense due to vesting accelerations	—	—	46	—	—	46
Unrealized loss on available for sale investments	—	—	—	—	(58)	(58)
Currency translation loss	—	—	—	—	(206)	(206)
Net Income	—	—	—	35,181	—	35,181
BALANCES, December 31, 2005	66,495	$665	$269,382	$(12,918)	$ (189)	$256,940
Issuance of common stock upon equity offering, net of related costs	8,625	86	198,164	—	—	198,250
Exercise of common stock options	2,179	22	11,825	—	—	11,847
Issuance of common stock — Employee Stock Purchase Plan	354	4	5,604	—	—	5,608
Issuance of nonvested share award	115	1	(1)	—	—	—
Excess tax benefit of exercise of common stock options	—	—	16,035	—	—	16,035
Stock-based compensation expense			18,554	—	—	18,554
Replacement options issued upon acquisition of Accipiter (Note 9)	—	—	3,094	—	—	3,094
Unrealized loss on available for sale investments	—	—	—	—	(91)	(91)
Currency translation gain	—	—	—	—	3,635	3,635
Net Income	—	—	—	53,954	—	53,954
BALANCES, December 31, 2006	77,768	$778	$522,657	$ 41,036	$3,355	$567,826

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 53,954	$ 35,181	$ 42,883
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,775	18,613	9,159
Stock-based compensation expense	18,554	46	—
Stock option income tax benefit	—	21,438	8,190
Excess tax benefit from stock-based compensation	(15,390)	—	—
Other non-cash items	689	551	720
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(107,380)	(50,587)	(31,059)
Other receivables, prepaid expenses and other current assets	(3,057)	155	(15)
Other assets	281	(325)	666
Accounts payable	99,695	24,621	13,532
Accrued liabilities	5,525	16,278	2,784
Pre-billed media	9,927	2,599	11,110
Deferred revenue	1,074	3,121	3,203
Deferred rent	(197)	1,147	2,173
Deferred taxes	33,342	(2,259)	(24,492)
Net cash provided by operating activities	122,792	70,579	38,854
Cash flows from investing activities:			
Purchases of property and equipment	(21,715)	(20,030)	(12,312)
Purchases of available-for-sale investments	(172,680)	(15,604)	(15,659)
Proceeds from sales and maturities of available-for-sale investments	44,837	14,379	70,707
Transfers to restricted cash	(320)	(538)	—
Acquisitions and related earn-out payments, less cash received of $2,008, $443 and $408 in 2006, 2005 and 2004, respectively	(130,609)	(10,649)	(97,972)
Net cash used in investing activities	(280,487)	(32,442)	(55,236)
Cash flows from financing activities:			
Proceeds from equity offering, net of issuance costs	198,250	—	—
Proceeds from issuance of convertible notes	—	—	80,000
Payments on notes payable (including payment of convertible debt associated with purchase of SBI.Razorfish in 2004 — see supplemental disclosure of non-cash investing activities below)	—	—	(74,697)
Payment of debt issuance costs	—	—	(2,255)
Payment of debt	(3,325)	—	—
Proceeds from exercises of common stock options and issuance of common stock under the ESPP	17,455	14,042	5,092
Excess tax benefit from stock-based compensation	15,390	—	—
Net cash provided by financing activities	227,770	14,042	8,140
Effect of exchange rate on cash and cash equivalents	986	—	—
Net increase (decrease) in cash and cash equivalents	71,061	52,179	(8,242)
Cash and cash equivalents, beginning of year	76,734	24,555	32,797
Cash and cash equivalents, end of year	$ 147,795	$ 76,734	$ 24,555
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,800	$ 1,755	$ 240
Income taxes paid	$ 4,844	$ 1,547	$ 951
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of convertible debt in connection with acquisition of SBI.Razorfish	$ —	$ —	$ 74,697
Replacement options issued upon acquisition of Accipiter	$ 3,094	$ —	$ —
Accrued acquisition payments and expenses	$ 12,078	$ —	$ —

See accompanying notes to consolidated financial statements.

Note 1. Company Background and Overview

aQuantive, Inc., a Washington corporation, is a digital marketing services and technology company. We are organized into three segments:

Digital Marketing Services ("DMS"). Our DMS segment consists of Avenue A | Razorfish, an interactive agency which provides a full-service offering, including website development, interactive marketing and creative development and branding through several offices located in the United States and four interactive and creative agencies located in Europe and Asia Pacific. The agencies within the digital marketing services segment help clients use the Internet as an integrated online business channel to build one-to-one relationships with their customers — ranging from consumers and business customers, to partners and employees.

Digital Marketing Technologies ("DMT"). Our DMT segment consists of Atlas, a provider of digital marketing technologies and expertise. Atlas's software suite enables agencies and enterprise marketers to manage their entire digital marketing effort, including planning campaigns, displaying ads, and optimizing their websites. In addition, select publishers utilize Atlas to manage digital advertising inventory. Our DMT segment also includes Accipiter, an ad serving technology provider that provides web publishers an ad serving solution that enables the publisher's direct sales force to maximize revenue earned from premium display and text placements.

Digital Performance Media ("DPM"). Our DPM segment consists of DRIVEpm, MediaBrokers and Franchise Gator. Both DRIVEpm and U.K.-based MediaBrokers are online advertising networks and behavioral targeting businesses, serving as intermediaries between online publishers and advertisers by procuring online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis. Franchise Gator is an extension of the performance media business, focused on the franchise industry, which addresses clients' needs for online leads. Franchise Gator helps franchise marketers generate leads by presenting prospective franchisees with profiles of franchise opportunities and businesses from a variety of industry sectors, and in turn, providing franchisors with a cost-effective mode of franchise marketing.

Company History

We were founded in 1997 under the name of Avenue A, Inc., a Washington corporation, and our initial public offering took place in February 2000. In 2001, we established separate business units, DMS and DMT, whereby Atlas could sell the proprietary campaign management technology developed through Avenue A to other interactive agencies and direct advertisers. In 2003, we renamed the company aQuantive, Inc. and established Avenue A and Atlas as subsidiaries. In early 2004, we formed our third segment, DPM.

We have grown through a combination of organic growth and acquisitions. Our acquisitions over the last three years include:

- In 2006, we acquired U.S.-based Accipiter, a seller of ad-serving technology, e-Crusade, a creative agency for digital marketing located in China, Neue Digitale, a creative agency located in Germany, Amnesia, a full-service digital agency in Australia and U.S.-based Franchise Gator, a pay-for-performance digital marketing company. Accipiter was incorporated into our DMT segment, all the agencies were included in our DMS segment and Franchise Gator was incorporated in our DPM segment.
- In 2005, we acquired DNA, an interactive advertising and web development agency that was incorporated in our DMS segment.

- In 2004, we acquired SBI.Razorfish; an Internet marketing, web development, design and consulting firm. SBI.Razorfish combined its capabilities with Avenue A, rebranding the combined agencies as Avenue A|Razorfish. We acquired TechnologyBrokers and MediaBrokers in 2004. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers purchases and resells publisher inventory to advertisers on a targeted basis and is now the European arm of DPM. We also acquired NetConversions in 2004, a website usability technology provider, which has been incorporated into the Atlas business as *Atlas Site Optimization*.

These acquisitions should be factored into any comparison of our results of operations during the years ended December 2006, 2005 and 2004.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of aQuantive, Inc. and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currencies

Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss). We record transactional gains and losses on amounts denominated in currencies other than the U.S. dollar. We also record transactional gains and losses incurred by our international operations on amounts denominated in currencies other than their local currencies. These transaction exchange gains and losses are included within Interest and Other Income, net in our consolidated Statement of Operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue recognition for fixed-price contracts, stock-based compensation expense, the carrying amount of property and equipment, intangible assets and goodwill, valuation allowances for receivables, deferred income tax assets and liabilities, state and city taxes, contingencies and obligations related to employee benefits. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include demand deposits, money market accounts and highly liquid debt instruments with maturity at purchase of three months or less.

Restricted Cash

Restricted cash consists of cash balances pledged as collateral for letters of credit related to lease commitments. The restrictions will lapse when the letters of credit expire at the end of the lease terms. Restricted cash balances of $858 and $538 at December 31, 2006 and 2005, respectively, are included in Other Assets on the Consolidated Balance Sheet.

Investments

Our investments consist primarily of investment-grade marketable securities. All marketable securities with stated maturities of greater than three months at purchase date are classified as investments. All of our investments have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses, when material, reported net-of-tax as a separate component of shareholders' equity. Fair value is determined based upon the quoted market prices of the securities. Realized gains and losses on the sale of available-for-sale securities or unrealized losses due to declines in value judged to be other than temporary are recorded within Interest and Other Income. During the years ended December 31, 2006, 2005 and 2004, the gross realized gains and losses were not significant. The cost of securities sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in Interest and Other Income. Available-for-sale investments are classified as either short-term or long-term based on the maturities of the securities and management's reasonable expectation as to when they will convert into cash. Investments that are expected to be realized after one year are classified as long-term assets in the Consolidated Balance Sheet.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, investments and accounts receivable. Cash and cash equivalents are deposited in the local currency with a limited number of financial institutions in the United States, Europe, Hong Kong and Australia. The balances in the United States held at any one financial institution may be in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. We have accounts in local currencies with 10 major financial institutions, and these accounts are generally not insured.

We perform initial and ongoing evaluations of our customers' financial position, and generally extend credit, requiring collateral as deemed necessary. We maintain allowances for potential credit losses, which are based on factors such as historical write-off percentages, the current aging of accounts receivable, and customer specific and industry credit risk factors. We do not have any off-balance sheet credit exposures related to our customers.

One of our customers represented 10%, 11% and 13% of consolidated revenues in 2006, 2005 and 2004 respectively. This customer is included in the DMS and DMT segments. No other customers generated greater than 10% of revenues in those periods. There were no customers representing 10% or more of consolidated accounts receivable as of December 31, 2006 and 2005.

Fair Value of Financial Instruments

The carrying amounts of the cash and cash equivalents, accounts receivable, accounts payable, pre-billed media and accrued liabilities approximate fair values because of their short maturities. Our short-term and long-term investments are carried at fair values in our Consolidated Balance Sheet. The fair value of long-term notes payable at December 31, 2006 and 2005 was $159,400 and $162,904, respectively. The fair value was calculated based on market prices. We do not anticipate settlement of long-term debt at other than its book value of $80,000.

Long-lived Assets

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment, furniture and fixtures, and software costs are amortized over three, five and three years, respectively. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the improvements using the straight-line method. Repair and maintenance costs are expensed as incurred.

Intangible assets include identifiable intangible assets purchased through various acquisitions. Intangible assets are presented net of related accumulated amortization and are being amortized on a straight-line basis over two to fifteen years.

Property, plant, and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, if any, are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is not amortized but it is tested for impairment in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." We test goodwill for impairment annually in the fourth quarter, or more frequently if events indicate that impairment may exist. Goodwill is tested for impairment at the reporting unit level and involves a comparison of the fair value to the carrying amount of each reporting unit. Fair value for purposes of our impairment test is determined based on discounted cash flows or market multiples as appropriate. To date we have not recorded any impairment loss related to our goodwill.

Deferred Financing Costs

Expenses associated with the issuance of debt instruments are amortized following the effective interest method.

Software Capitalization

We follow the provisions outlined in Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" related to the treatment of costs.

We capitalize certain direct costs incurred developing internal use software. These costs are being amortized using the straight-line method over a three year estimated useful life, beginning when the software is ready for use. These amounts are included in property and equipment in the accompanying Consolidated Balance Sheets.

Pre-billed Media

Pre-billed media represents amounts billed to customers by our interactive agencies for advertising space from publisher websites in advance of the advertisements being placed.

Change in Contingent Tax Liability

Our estimated business tax contingent liability decreased in 2006 primarily due to a settlement with the City of Seattle for a business tax obligation for 1999 through 2002. During the first quarter of 2006, we made a final settlement payment of $527 and reversed the remaining contingent liability of $1,900, which was recorded as a reduction of general and administrative expense in the Consolidated Statement of Operations. We are no longer under audit by the City of Seattle; however, certain periods are still open under the statute of limitations.

Revenue Recognition

We follow Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," as updated by SAB 104, "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. In addition, SAB 104 integrates the guidance in Emerging Issues Task Force Issue (EITF) 00-21, "Revenue Arrangements with Multiple Deliverables." We also follow SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". In addition, we follow the final consensus reached by the EITF in July 2000 on EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Digital Marketing Services. Our digital marketing services segment consists of interactive advertising and creative agencies that help clients use the Internet as an integrated online business channel. The digital marketing services business provides the following digital marketing services: customer-focused websites, enterprise websites, interactive marketing and creative development and branding.

Revenue from website development services are derived from either fixed fee consulting contracts or from time and materials consulting contracts. Revenues derived from fixed-fee consulting contracts are recognized as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be greater than or less than the revenues recognized in the accompanying consolidated financial statements. If billings are less than revenue recognized, the unbilled portion is recorded as unbilled receivables within accounts receivable and if billings are more than revenue recognized, the portion that exceeds recognized revenue is recorded as deferred revenue. Revenues derived from time and materials consulting contracts are recognized as the services are performed. Unbilled receivables totaled $9,065 and $10,035 at December 31, 2006 and 2005, respectively.

Interactive marketing includes online media, search engine, email and analytics services. We earn fees for online media in three different ways depending on the contractual terms with the client. The majority of revenue is earned based on the dollar amount of advertising space purchased on behalf of its clients. We recognize this revenue over the period of the campaign at the rate at which the advertising is delivered. Revenue can also be earned based on a fixed fee consulting arrangement, which is earned based on the percentage-of-completion method described above.

We present most of our online media revenue on a net basis, excluding the cost of media purchased for our clients. We buy advertising space from publisher websites on behalf of our clients as an agent and earn fees based on the dollar amount of advertising space we purchase. Under these contracts, we are only financially liable to the publishers for the amount collected from our clients. This creates a sequential liability for media purchases made on behalf of clients. For a smaller portion of our online media contracts, we are the primary obligor and do not have sequential liability for media purchases. We are the principal in the transaction and accordingly, revenues are presented on a gross basis with the cost of the media recorded as cost of revenues. The mix of where we act as an agent or a principal is contract-dependent and can vary from agency to agency.

E-mail services are volume based, and revenue is generally recognized when impressions are delivered. We recognize revenue from search engine marketing programs based on either volume or as a subscription. Revenue from the volume-based service is generally recognized when impressions are delivered and revenue from the subscription-based service is recognized ratably over the service period. Revenue is generally recognized for analytics services when results are achieved based on contract milestones. It is our policy to recognize any loss on services as soon as management estimates indicate a loss will occur.

Digital Marketing Technologies. Atlas offers digital marketing technology solutions for advertising agencies, enterprise marketers (large companies who manage their own marketing programs) and publishers. Atlas provides agencies and enterprise marketers with online advertising campaign management, rich media, search engine marketing, and website optimization tools and services through the proprietary *Atlas Digital Marketing Suite,* which includes *Atlas Media Console, Atlas Rich Media, Atlas Search* and *Atlas Site Optimization. Atlas Publisher* is a technology product that enables select publishers to increase revenue by utilizing lower value and remnant inventory. Such services are recognized based on either volume or subscription except for *Atlas Site Optimization* which is recognized based on contract milestones. Revenue from the volume-based services is recognized based on the volume in the period of usage. Revenue from subscription-based services is recognized ratably over the service period. Accipiter offers ad management and behavioral targeting software solutions to web publishers. We recognize revenue for these solutions in accordance with Statement of Position 97-2, *Software Revenue Recognition,* as amended. Accipiter was acquired in December 2006 and to date, software revenue recorded in our Consolidated Statement of Operations has not been significant.

Digital Performance Media. DRIVEpm and MediaBrokers provide a broad array of variables that advertisers can use to target potential customers. The targeting offering is sold primarily on a Cost Per Thousand Impressions (CPM) basis. DRIVEpm and MediaBrokers also provide clients the ability to reach their customers on a Cost Per Action (CPA), Cost Per Click (CPC), CPM or a hybrid pricing structure.

Revenue for these offerings is volume-based and generally recognized based on the volume in the period of usage. Revenue generated from digital performance media is presented on a gross basis, which consists of the gross value of digital performance media's billings to clients. Under its contracts with clients and publisher websites, DRIVEpm and MediaBrokers are the primary obligors to the arrangements and do not have sequential liability for media purchases.

In May 2006, we acquired Franchise Gator, an extension of our performance media business which addresses clients' needs for online leads in the franchise industry. Revenue is earned in two different ways depending on the contractual agreements with the client. The majority of revenue is subscription-based and recognized ratably over the service period. Services are also sold on a cost per lead (CPL) basis and revenue for services sold on that basis is recognized based on the volume of leads generated during the period.

All Segments. For each of our lines of business, revenue is deferred in cases where we have not yet earned revenue but have billed the customer or received payment from the customer prior to providing the services. Revenue is recognized only when collection of the resulting receivable is reasonably assured.

Revenue also includes any reimbursements received from our clients related to expenses incurred by our employees in servicing our clients. Such expenses include airfare, mileage, meals and hotel stays. All reimbursable project expenses billed to customers are recorded as a component of revenues and all reimbursable project expenses incurred are recorded as a component of operating expenses.

Accounting for Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our financial statements or tax returns. We perform periodic evaluations of recorded tax assets and liabilities and maintain a valuation allowance if deemed necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management's expectations, the estimated taxes payable could materially change, directly impacting our financial position or results of operations.

Cost of Revenue, Client Support, Product Development, Sales and Marketing, and General and Administrative

Cost of revenue consists of the salaries and related expenses of the digital marketing technologies' client support personnel and personnel directly supporting the maintenance of our ad serving system. It includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet. In our digital performance media segment, cost of revenue is comprised of the cost of advertising space purchased from websites and resold to clients. In our digital marketing services segment, cost of revenue includes the cost of advertising purchased for those arrangements in which we are the primary obligor and do not have sequential liability for media purchases. Cost of revenue for our digital marketing services segment is not significant because in most of our online media agreements we act as an agent and accordingly, our revenues are presented net of cost of media purchased.

Client support expenses consist primarily of salaries and related expenses for client support and client facing personnel for our interactive advertising agencies and digital performance media segment. Client support expenses also include expenses for contractors retained for their specialized skill set to work on client projects.

Product development expenses consist primarily of salaries and related expenses for product development personnel. In addition, product development expenses include the costs of software development and the costs incurred in preparing new versions of our Atlas Media Console, net of amounts capitalized.

Sales and marketing expenses consist of salaries and related expenses for personnel dedicated entirely to the sales and marketing efforts of our interactive advertising agencies. The digital marketing services segment acquires clients through a consultative approach using existing client service teams. The digital marketing technologies segment uses a dedicated sales force, which in 2004 included an agreement with Technology-Brokers to provide sales of the Atlas Digital Marketing Suite in the U.K. This agreement was ended in late July 2004 as a result of our acquisition of TechnologyBrokers (now Atlas Europe). In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows and the costs of advertising our services in trade publications and on the Internet.

General and administrative expenses consist of salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, and other general corporate expenses such as rent and facilities costs for our corporate headquarters in Seattle.

Other Operating Income

Other Operating Income includes credits resulting from the extinguishment of liabilities related to media served prior to 2004, before we had sequential liability terms for our media purchases. In 2006, the statute of limitations for these liabilities expired or the vendors formally acknowledged no outstanding balance due. Accordingly, the related liabilities were decreased and a $3.9 million credit was recorded within Operating Income in our Consolidated Statement of Operations. We currently have approximately $2.2 million of pre-sequential liability payables remaining in our balance sheet for which the statute of limitation period is still open or a formal acknowledgment from the vendor has not been obtained. As a result, we may recognize additional operating income from the extinguishment of these liabilities in future periods.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $3,265, $1,419 and $716 during the years ended December 31, 2006, 2005, and 2004, respectively.

Stock-Based Compensation

We have adopted the provisions of SFAS No. 123(R), "Share-Based Payment" effective January 1, 2006. Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" in accounting for our stock option and employee stock purchase plans. Prior to the adoption of SFAS No. 123(R), stock-based compensation cost was recognized in our consolidated Statement of Operations when options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant. We have adopted the fair value recognition provisions of SFAS No. 123(R) using the modified-prospective transition method. Under that transition method, compensation cost recognized beginning January 1, 2006 includes (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated and we have not recorded a cumulative effect of change in accounting principle, because as of January 1, 2006 there were no partially vested awards with compensation cost recognized in our financial statements prior to the adoption of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our Statement of Cash Flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" (FSP FAS 123(R)-3). FSP FAS 123(R)-3 provides a practical exception to accounting requirements when a company adopts SFAS No. 123(R). SFAS No. 123(R) requires the calculation of a pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting SFAS No. 123(R) (the APIC Pool), assuming the company had been following the recognition provisions prescribed by SFAS No. 123. We have elected to adopt the guidance in FSP FAS 123 (R)-3 to calculate the APIC Pool effective January 1, 2006.

As a result of adopting SFAS No. 123(R), our income before income taxes and net income for the year ended December 31, 2006 was $18,554 and $11,318 lower, respectively; cash flow from operations and cash flow from financing activities were $15,390 lower, and basic and diluted earnings per share were $0.15 and $0.14 lower, respectively, than if we had continued to account for share-based compensation under APB No. 25.

Comprehensive Income (Loss)

We apply SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from our net income and reflected instead in shareholders' equity and unrealized gains and losses on investments we have classified as available for sale. As of December 31, 2006, the accumulated balance of the foreign currency translation adjustment was $3,422 and the accumulated balance of the unrealized losses on investments was $67.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. This statement is effective for fiscal years ending after November 15, 2007. The statement applies whenever other statements require, or permit, assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. We do not expect the adoption of this statement to have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109", which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 will be effective beginning January 1, 2007. We are currently evaluating the impact of implementation on our consolidated financial statements but we do not believe the adoption of this statement will have a material impact on our financial condition or results of operations.

Note 3. Investments

Our investments consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Year ended December 31, 2006				
Mortgage-backed securities	$ 60,599	$ 8	$ (49)	$ 60,558
Corporate Bonds	102,989	13	(39)	102,963
Total	$163,588	$ 21	$ (88)	$163,521
Current				$131,012
Non-current				32,509
Total				$163,521
Year ended December 31, 2005				
Mortgage-backed securities	$ 35,585	$143	$(111)	$ 35,617

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that the securities have been in a continuous unrealized loss position, were as follows:

	Less Than 12 Months		12 Months or Longer		Total	
Brokers/ Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2006:						
Mortgage-backed securities	$25,282	$(40)	$ 7,966	$ (9)	$33,248	$ (49)
Corporate Bonds	57,507	(30)	4,803	(9)	62,310	(39)
	$82,789	$(70)	$12,769	$(18)	$95,558	$ (88)
At December 31, 2005:						
Mortgage-backed securities	$ 8,838	$(35)	$11,881	$(76)	$20,719	$(111)

The unrealized losses on investments were caused by interest rate increases. The contractual cash flows of these securities are guaranteed. Because the decline in fair value is attributable to changes in interest rates and not credit quality and because we have the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Note 4. Acquisitions

On December 11, 2006, we acquired 100% of the outstanding shares of Accipiter. Accipiter offers Internet publishers an ad serving solution that enables the publisher's direct sales force to maximize revenue earned from online advertising. We purchased Accipiter because we believe this technology will allow us to expand our publisher offerings into sell-side advertising solutions. Accipiter's publisher ad serving line of business has been incorporated into our digital marketing technology segment. On October 30, 2006 we acquired 100% of the outstanding shares of e-Crusade, a creative agency for digital marketing. On August 3, 2006, we acquired 100% of the outstanding shares of Neue Digitale, a creative digital marketing agency located in Frankfurt, Germany. On July 24, 2006 we acquired 100% of the outstanding shares of Amnesia, an interactive advertising agency located in Sydney, Australia. We purchased these international advertising agencies to increase our presence in the European and Asia Pacific markets. All of these agencies have been incorporated in our digital marketing services segment. On May 16, 2006, we acquired 100% of the outstanding interests of Franchise Gator, a performance media business focused on the franchise industry, located in Roswell, GA. We purchased Franchise Gator to extend our performance media business and address clients' needs for online leads versus online sales and the Franchise Gator service offering is included in the digital performance media segment.

The results of operations of our acquisitions have been included in our operating results effective from the date of acquisition. Had these acquisitions been completed on January 1, 2005, the pro-forma results of operations would not have been material to our consolidated results of operations.

We paid $50,706, net of cash acquired of $2,008, upon closing and will pay an additional amount totaling $12,078 in 2007 and 2008 for these acquisitions, of which $154 is for accrued transaction costs as of, December 31, 2006. In connection with our acquisition of Accipiter, we issued stock options to acquire our common shares to certain Accipiter employees in exchange for Accipiter stock options outstanding on the closing date. The estimated fair value of the replaced employee stock awards were $3,094 and were included in the total purchase price. The total purchase price of $67,886 was allocated as follows, based on the fair value of tangible and intangible assets acquired and liabilities assumed as of the date of acquisition:

Cash and cash equivalents	$ 2,008
Accounts Receivable	3,685
Other assets	2,392
Property and equipment, net	1,068
Goodwill	49,038
Other intangible assets	24,421
Current liabilities	(8,318)
Noncurrent liabilities	(6,408)
	$67,886

Goodwill recorded for Franchise Gator will be deductible for tax purposes, and goodwill recorded for our other acquisitions will not be deductible for tax purposes.

The components of intangible assets acquired during the year are as follows:

	Cost	Weighted Average Life in Years	Book Value as of December 31, 2006
Non-compete agreements	$ 662	4.8	$ 611
Customer relationships	10,555	4.5	10,503
Developed technology	7,517	6.0	6,389
Trade names	5,687	11.2	5,371
	$24,421	6.5	$22,874

On December 5, 2005, we acquired 100% of the outstanding shares of DNA, a full-service interactive advertising agency. We acquired DNA to provide us with a presence within the European market. We paid $12,986 for this acquisition, including contingent payments paid subsequent to the acquisition date. We will make a final contingent payment to DNA in 2009. Had this acquisition been completed on January 1, 2005, the pro forma results of operations would not have been material to our consolidated results of operations.

On July 27, 2004, we acquired 100% of the outstanding shares of SBI.Razorfish, an Internet marketing and consulting firm. We acquired SBI.Razorfish in order to combine its offerings with Avenue A and create one of the largest interactive agencies. We paid $160,000 for this acquisition. In July 2004 we also acquired 100% of the outstanding shares of TechnologyBrokers, the European reseller of Atlas technology, and MediaBrokers, a performance-based media company. We paid $52,028 for this acquisition, including contingent payments paid subsequent to the acquisition date. On February 9, 2004 we acquired 100% of the outstanding shares of NetConversions, a provider of Web site usability technology and services for optimizing marketers' websites. We acquired NetConversions for its strong client portfolio and to further enhance the technology offerings of its Atlas operating unit. We paid $4,947 for this acquisition, including contingent payments paid subsequent to the acquisition date.

The following table presents pro forma financial information as if the material acquisitions completed during the year ended December 31, 2004 took place on January 1, 2004. As such, the unaudited pro forma combined historical results of operations, as if Net Conversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers had been acquired on January 1, 2004 are as follows:

	2004
Total revenues	$219,029
Net income	$ 43,050
Basic net income per share	$ 0.70
Diluted net income per share	$ 0.61

The pro forma information does not purport to be indicative of the results that would have been attained had these events actually occurred at the beginning of the period presented and is not necessarily indicative of future results.

Many of our acquisitions have related purchase agreements that provide for future contingent payments. These payments are determined based on the operating performance of the acquired entities over a stated period of time. Due to the uncertainty of achieving the financial results the purchase price is adjusted when the contingency is resolved and the additional consideration is distributable and determinable beyond a reasonable doubt. The following table summarizes our estimates of future contingent payments in the period of expected payment should actual results be consistent with management's current estimates.

	Year Ending December 31,			
	2009		2011	
	Low	High	Low	High
Digital Marketing Services(1)	$39,800	$72,100	$4,600	$13,800

(1) In addition to the contingent payments shown in the table, we will also make payments totaling $11,924 subsequent to December 31, 2006. These payments relate to the acquisitions made during 2006 and have been accrued on the Consolidated Balance Sheet as of December 31, 2006.

Note 5. Intangible Assets

The components of other intangible assets are as follows:

	December 31,	
	2006	2005
Customer relationships	$ 51,271	$ 39,944
Developed technology	10,570	3,053
Service process	406	406
Non-compete agreements	1,162	458
Trade names	7,109	1,350
	70,518	45,211
Less: Accumulated amortization	(23,263)	(13,133)
	$ 47,255	$ 32,078

Amortization expense related to developed technology is recorded as cost of revenue and amortization expense related to all other intangible assets is presented as amortization of intangible assets in our Consolidated Statement of Operations. Intangible assets amortization expense was $9,330, $7,210 and $4,048 for the years ending December 31, 2006, 2005 and 2004, respectively, excluding amortization expense classified as cost of revenue. During the years ended December 31, 2006, 2005 and 2004, $766, $788 and $576, respectively, of amortization expense was classified as cost of revenue.

As of December 31, 2006 the estimated future amortization expense related to intangible assets, assuming no future impairment of the underlying intangible assets, is as follows:

	Customer Relationships, Non-Complete Agreements, Trade Name, and Service Process	Developed Technology	Total
Year Ended December 31,			
2007	$10,410	$1,746	$12,156
2008	10,285	1,253	11,538
2009	8,431	1,253	9,684
2010	5,260	1,253	6,513
2011	2,063	1,253	3,316
2012 and thereafter	2,847	1,201	4,048
	$39,296	$7,959	$47,255

Note 6. Goodwill

Changes in the carrying amount of goodwill by segment for the years ending December 31, 2006 and 2005 are as follows:

	Balance as of December 31, 2006	Increases	Balance as of December 31, 2005	Increases/ (Decreases)	Balance as of December 31, 2004
Digital marketing services	$164,783	$ 43,908	$120,875	$(3,739)	$124,614
Digital marketing technologies	59,592	43,626	15,966	3,679	12,287
Digital performance media	44,950	40,716	4,234	3,290	944
	$269,325	$128,250	$141,075	$ 3,230	$137,845

The increases above include additions to goodwill as a result of purchase price allocations in connection with our acquisitions and contingent consideration paid during the year for some of our acquisitions (Note 4). We have entered into agreements that require the payment of additional consideration to the selling shareholders if certain specified earnings levels are achieved in the future. Goodwill is increased subsequent to the acquisition date when the contingency is resolved and the additional consideration is distributable and determinable beyond a reasonable doubt. It also includes changes resulting from foreign currency translation adjustments of goodwill attributable to our foreign subsidiaries.

The increase during the year ended December 31, 2006 in the digital marketing services segment is primarily due to final contingency payments of $34,063 made during the year and $8,685 of goodwill recorded as a result of acquisitions made during the year. The increase in the digital marketing technology segment is primarily a result of contingency payments of $17,214 and goodwill related to acquisitions of $25,907. The increase in the digital performance media segment is primarily a result of contingency payments of $25,775 and goodwill related to acquisitions of $14,446.

In 2006 we made a final contingent payment of $41.7 million related to one of our acquisitions completed in 2004 which is included in the increases above. The payment was recorded as an increase in our goodwill and allocated to the digital marketing technologies and digital performance media segments. The acquisition agreement includes a process for resolving any disagreements relating to the calculation of the final contingent payment, and we are still in discussions with the former shareholders regarding certain aspects of the calculation. Additional payments, if any, will be recorded as an increase in goodwill when a final resolution is reached.

Note 7. Property and Equipment

As of December 31, 2006 and 2005, property and equipment consists of the following:

	December 31,	
	2006	2005
Computer equipment	$ 48,275	$ 37,958
Furniture and fixtures	3,736	2,077
Software costs	16,474	10,991
Leasehold improvements	10,142	5,773
	78,627	56,799
Less: Accumulated depreciation and amortization	(44,284)	(29,429)
	$ 34,343	$ 27,370

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $15,679, $10,572 and $4,455, respectively.

Note 8. Income Taxes

The provision for income taxes consists of the following:

	December 31,		
	2006	2005	2004
Current taxes:			
U.S. Federal	$ 1,239	$ (117)	$ 4,804
State	2,238	1,626	1,307
Foreign	1,211	4,313	—
Total current taxes	4,688	5,822	6,111
Deferred taxes:			
U.S. Federal	31,512	16,731	(20,446)
State	2,576	2,445	(952)
Foreign	(746)	—	—
Total deferred taxes	33,342	19,176	(21,398)
Provision for income taxes	$38,030	$24,998	$(15,287)

U.S. and foreign components of income before income taxes are as follows:

	December 31,		
	2006	2005	2004
U.S.	$83,661	$48,259	$25,459
Foreign	8,323	11,920	2,137
Income before income taxes	$91,984	$60,179	$27,596

The items accounting for the difference between income taxes computed at the domestic federal statutory rate and the provision for income taxes are as follows:

	December 31,					
	2006		2005		2004	
Federal Statutory Rate	$32,194	35.0%	$21,063	35.0%	$ 9,659	35.0%
Effect of:						
State income tax, net of federal tax benefit	4,031	4.4%	3,502	5.8%	874	3.2%
Change in valuation allowance	—	—%	—	—%	(25,815)	(93.6)%
Other, net	1,805	1.9%	433	0.7%	(5)	(0.0)%
Total	$38,030	41.3%	$24,998	41.5%	$(15,287)	(55.4)%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income taxes are as follows:

	December 31,	
	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 7,887	$ 31,128
Capital loss carryforwards	996	979
Research and development credits	733	473
Alternative minimum tax credits	1,693	453
Salary accruals	1,897	1,356
Stock options	8,958	3,688
Accruals, reserves, and other	2,636	4,061
Total deferred tax assets	24,800	42,138
Valuation allowance for deferred tax assets	(996)	(979)
Net deferred tax assets	23,804	41,159
Deferred tax liabilities:		
Purchased intangible assets	(15,519)	(9,986)
Fixed assets and other	(895)	(2,002)
Total deferred tax liabilities	(16,414)	(11,988)
Net deferred tax asset	$ 7,390	$ 29,171

The following table presents the breakdown between current and non-current net deferred tax assets:

	December 31,	
	2006	2005
Current	$4,475	$ 5,416
Non-current	2,915	23,755
Total	$7,390	$29,171

At December 31, 2006, we had federal net operating loss carryforwards of approximately $21,745 related to U.S jurisdictions. The valuation allowance increased by approximately $17 for the year ended December 31, 2006 and decreased by approximately $16 and $20,123 for the years ended December 31, 2005 and 2004, respectively. Our utilization of net operating loss carryforwards and research and development credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. As a result, a change in ownership could limit our ability to use these tax carryforwards in the future. As a result of our acquisitions during 2004, a portion of the net operating loss and research and development carryforwards are subject to annual limitations under Section 382. Net operating loss carryforwards begin to expire at various times commencing in 2017. Research and development credit carryforwards expire commencing in 2018.

Our income taxes payable has been reduced by the tax benefits of deductions resulting from the exercise of certain stock options and certain dispositions of shares acquired by our employees under our Employee Share Purchase Plan. To the extent that the tax deductions exceed the compensation cost recognized in our Consolidated Statement of Operations for those awards, we credit the excess tax benefit directly to our shareholders' equity. Excess tax benefits recorded as additional-paid in capital amounted to $16,035, $21,438 and $5,096 in 2006, 2005 and 2004, respectively.

We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $13,192 resulting from earnings for certain non-U.S. subsidiaries which we intend to permanently reinvest outside the United States. If these earnings were distributed to the U.S. in the form of dividends or otherwise, then we would be subject to U.S. income taxes. The determination of such unrecognized liability is not practical since the liability, if any, is dependent on circumstances if and when such distribution occurs.

Note 9. Stock Option and Employee Stock Purchase Plans

Stock Option Plans

Our stock option plans consist of the 2000 Stock Incentive Compensation Plan, the 1999 Stock Incentive Compensation Plan, and the 1998 Stock Incentive Compensation Plan (the Plans). As of December 31, 2006, shares reserved under the Plans consist of 97 shares in the 2000 Stock Incentive Compensation Plan, 12,818 shares in the 1999 Stock Incentive Compensation Plan, and 1,801 shares in the 1998 Stock Incentive Compensation Plan. Any shares of common stock available for issuance under the 1998 Stock Incentive Compensation Plan that are not issued under that plan may be added to the aggregate number of shares available for issuance under the 1999 Stock Incentive Compensation Plan. In addition, the shares under the 1999 Plan increase annually by an amount equal to the lesser of (i) 5,250 shares, (ii) 8% of the adjusted average common shares outstanding used to calculate fully diluted earnings per share for the preceding year, or (iii) a lesser amount determined by the Board of Directors. Our Board of Directors or a committee thereof grants options at an exercise price of not less than the fair market value of our common stock at the date of grant. In addition, we determined that the 2000 Stock Incentive Plan will terminate when all awards outstanding under that plan as of December 11, 2002 have been exercised or have terminated or expired according to their terms. Accordingly, no new options will be granted under the 2000 Stock Incentive Compensation Plan. We have a policy of issuing new shares to satisfy option exercises and share awards.

Options granted under the Plans are exercisable at such times and under such conditions as determined by the Board of Directors, but the term of the options and the right of exercise may not exceed ten years from the date of grant. The stock options typically vest 20% after the first year and ratably over the following twelve quarters.

Nonvested Share Award

Under terms of a share award agreement with our CEO, we awarded a nonvested share grant of 115 shares of common stock in January 2006, which will vest over a period of 60 months based on his continued employment with us.

Employee Stock Purchase Plan

In 1999, the Board of Directors and shareholders approved the adoption of our 1999 Employee Stock Purchase Plan (the 1999 Purchase Plan). The shares under the 1999 Purchase Plan increase annually starting on the first day of our fiscal year beginning in 2001 by an amount equal to the lesser of (i) 750 shares of common stock, (ii) 2% of the adjusted average common shares outstanding used to calculate fully diluted earnings per share for the preceding year, or (iii) a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of our common stock through periodic payroll deductions of up to 20% of base cash compensation. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of our common stock on the first day of the applicable annual offering period or on the last day of the respective semi-annual purchase period. During the years ended December 31, 2006, 2005 and 2004, employees purchased 354, 401 and 220 shares, respectively, under the 1999 Purchase Plan. As of December 31, 2006, there were 772 shares available for purchase under the 1999 Purchase Plan.

Valuation of Awards

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities were based on historical volatility of our stock and implied volatility from traded options on our stock. The expected term of options granted was derived from the analysis of various hypothetical settlement scenarios and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate was the U.S. treasury rate corresponding to the expected term of the option. We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero has been used in the Black-Scholes option pricing model.

The fair value for options and share awards granted under our stock option plans was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants in 2006, 2005 and 2004:

	December 31,		
	2006	2005	2004
Weighted average risk-free interest rate	4.55	3.99	3.35
Expected term, in years	4.1-7.2	4.5-8	1-6.5
Weighted average expected volatility	63%	101%	104%
Dividend yield	—	—	—

The fair value of the shares granted under our employee stock purchase plan was estimated using the Black-Scholes option-pricing model and the following assumptions for grants in 2006, 2005 and 2004:

	December 31,		
	2006	2005	2004
Weighted average risk-free interest rate	4.92	3.69	1.53
Expected term, in years	0.5-1.0	0.5-1.0	0.5-1.0
Weighted average expected volatility	46%	47%	66%
Dividend yield	—	—	—

As required under SFAS No. 123(R), stock-based compensation expense is recognized over the service period, net of estimated forfeitures. Forfeiture estimates are based on historical data. To the extent actual results or revised estimates differ from the estimates used, such amounts will be recorded as a cumulative adjustment in the period that estimates are revised. Prior to the adoption of SFAS No. 123(R), forfeitures were recognized on an actual basis as allowed under SFAS No. 123.

Pro Forma Information for Periods Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), we had elected to apply the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123." In accordance with the provisions of SFAS No. 123, we applied APB No. 25 and related interpretations in accounting for our stock option and employee stock purchase plans. Stock-based compensation expense of $46 ($28 net of tax effect) was recognized in our Consolidated Statement of Operations for the year ended December 31, 2005 due to the accelerated vesting of certain options. All options granted for the years ended December 31, 2005 and 2004 had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table summarizes relevant information as to reported results under our intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized as expense over the option's vesting periods.

	December 31,	
	2005	2004
Net income, as reported	$ 35,181	$42,883
Add: Stock-based employee compensation expense included in reported net income, net of tax	28	—
Deduct: Total stock-based compensation determined under fair value based method for all awards, net of tax effect of $6,702 and $3,977 in 2005 and 2004, respectively	(10,765)	(6,221)
Add: Prior year's tax effects recognized in 2004(1)	—	12,354
Pro forma net income, fair value method for all stock-based awards	$ 24,444	$49,016
Basic net income per share:		
As reported	$ 0.55	$ 0.70
Pro forma	$ 0.38	$ 0.80
Diluted net income per share:		
As reported	$ 0.48	$ 0.62
Pro forma	$ 0.34	$ 0.71

(1) In 2004, we released a valuation allowance on our deferred tax assets. This amount includes the resulting cumulative effect of previously unrecognized tax benefits which were recorded in 2004.

Impact of the Adoption of 123(R)

We have adopted the provisions of SFAS No. 123(R), "Share-Based Payment" effective January 1, 2006. Accordingly, stock-based compensation expense was recognized for all option grants, nonvested stock awards and shares granted under the employee stock purchase plan prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and all grants and awards subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Stock-based compensation expense is amortized on a straight-line basis over the remaining vesting period. Prior to the adoption of SFAS No. 123(R), stock-based compensation expense was amortized using an accelerated method.

The impact on results of continuing operations of recording stock-based compensation expense for the year ended December 31, 2006 was as follows:

Cost of revenue	$ 579
Client support	9,227
Product development	1,541
Sales and marketing	1,297
General and administrative	5,910
Total stock-based compensation expense	18,554
Total income tax benefit recognized for stock-based compensation expense	7,236
Total stock-based compensation expense, net of tax	$11,318
Impact on net income per share:	
Basic	$ 0.15
Diluted	$ 0.14

As of December 31, 2006, the total unrecognized compensation expense related to nonvested option grants, nonvested stock awards and shares granted under the employee stock purchase plan was $28,787, which is expected to be recognized over a weighted-average period of 2.4 years.

Award Activity

Option activity under the Plans was as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, December 31, 2003	13,870	$ 3.59		
Granted	2,734	9.08		
Exercised	(1,869)	2.03		
Forfeited and expired	(960)	5.86		
Balance, December 31, 2004	13,775	$ 4.73		
Granted	3,813	11.96		
Exercised	(3,838)	2.90		
Forfeited and expired	(581)	9.05		
Balance, December 31, 2005	13,169	$ 7.17		
Granted	2,056	22.89		
Exercised	(2,179)	5.44		
Forfeited and expired	(714)	14.19		
Balance, December 31, 2006	12,332	$ 9.69	5.7	$185,645
Exercisable at December 31, 2006	7,026	$ 5.52	4.6	$134,751

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on December 31, 2006 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. The total intrinsic value of options exercised during the years ended December 31, 2006,

2005 and 2004 was $44,254, $59,863 and $14,646, respectively. The weighted average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $13.82, $10.16 and $7.73, respectively.

In connection with our acquisition of Accipiter in 2006, we issued stock options to acquire 158 of our common shares to certain Accipiter employees in exchange for Accipiter stock options outstanding on the closing date. The estimated fair value of the replaced employee stock awards was $3,094 and it was included in the total purchase price. A total of $553 was allocated to unvested replacement options and it will be recognized as compensation expense, adjusted for estimated forfeitures, over the remaining vesting period of the options.

Cash received from option exercises was $11,847 for the year ended December 31, 2006. The actual tax benefit realized from option exercises totaled $16,840 for the year ended December 31, 2006.

Nonvested share activity under the Plans was as follows:

	Nonvested Shares Outstanding
Nonvested at December 31, 2005	—
Granted	115
Vested	(10)
Forfeited and expired	—
Nonvested at December 31, 2006	105

The weighted average grant date fair value of nonvested shares outstanding as of December 31, 2006 was $25.24. The total fair value of share awards vested during the year ended December 31, 2006 was $2,580.

Note 10. Shareholders' Equity

The following shares of common stock have been reserved for future issuance as of December 31, 2006:

Convertible senior subordinated notes	6,163
Employee stock options and share awards outstanding under the Plans	12,332
Employee stock options and share awards available for grant under the Plans	2,384
Employee stock purchase plan	772
	21,651

On March 15, 2006 we completed an equity offering of 7,500 shares of common stock at a purchase price of $24.00 per share. The total net proceeds from the equity offering were $172,300 after deduction of applicable issuance costs. In connection with the offering, we granted the underwriters an over-allotment option to purchase an additional 1,125 shares, which was exercised in full and closed on April 13, 2006. All shares issued were registered in advance of our follow-on offering through a Registration Statement on Form S-3 filed with the Securities and Exchange Commission using the "shelf" registration process. The total net proceeds from the offering, including net proceeds of $25,950 from the underwriter's over-allotment shares, were $198,250 after deducting applicable issuance costs.

Note 11. Employee Benefit Plan

We have a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code (the Plan), in which our US-based employees participate. Eligible employees may defer up to 75% of their pre-tax eligible compensation, up to the annual maximum allowed by the Internal Revenue Service. We make discretionary matching contributions based on certain plan provisions. We made contributions of approximately $1,508, $1,013 and $528 during the years ended December 31, 2006, 2005 and 2004, respectively.

Note 12. Commitments and Contingencies

Operating Leases

We have various non-cancelable operating leases, including building and equipment leases that expire at various times through 2016. Future minimum lease payments as of December 31, 2006 are as follows:

Year Ended December 31,	
2007	$11,492
2008	10,654
2009	10,030
2010	10,454
2011	9,106
2012 and thereafter	24,085
	$75,821

Rent expense under operating leases totaled approximately $10,148, $6,015, and $4,926, for the years ended December 31, 2006, 2005 and 2004, respectively. Sublease income totaled approximately $288, $76, and $140 for the years ended December 31, 2006, 2005, 2004, respectively. Certain of these leases contain rent escalation provisions, which increase rent payments due in the later years of the lease term. Rent expense for these leases is recognized on a straight-line basis over the lease term. Certain leases also contain rent incentives, which are recognized as a reduction of expense over the lease term.

Other Commitments

In addition to the operating leases described above and the future contingency payments related to our acquisitions described in Note 4, we have multiple agreements with third parties to house our ad serving equipment and for ad content delivery with terms ranging from approximately one to three years. For the years ended December 31, 2006, 2005 and 2004, total rent expense was $1,960, $1,285 and $1,100 and total ad content delivery expense was $6,245, $3,857, and $2,200, respectively. The future minimum commitments under the agreements to house our ad serving equipment and for ad content delivery services are $1,817 and $445 during the years ending December 31, 2007 and 2008, respectively.

Legal Proceedings

IPO Securities Litigation. In June 2001, the first of several purported securities class action lawsuits was filed in the United States District Court for the Southern District of New York against Avenue A, Inc. (now aQuantive), some of its directors and officers, and various underwriters of its initial public offering and, in separate actions, against Razorfish, Inc. (which we acquired with SBI.Razorfish), some of its directors and officers, and various underwriters of its initial public offering. Plaintiffs generally allege that the named defendants in the Avenue A and Razorfish actions violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, because the prospectuses related to Avenue A's and Razorfish's offerings failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in the offerings. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and these cases have been coordinated as In re Initial Public Offering Securities Litigation, 21MC92. The consolidated amended complaints in the Avenue A and Razorfish actions seek unspecified damages on behalf of purported classes of purchasers of Avenue A's and Razorfish's common stock. In the Avenue A action, the alleged class period is February 28, 2000 to December 6, 2000. In the Razorfish action, the alleged class period is April 26, 1999 to December 6, 2000.

Claims against the named directors and officers of Avenue A and against certain of the named directors and officers of Razorfish have been dismissed without prejudice pursuant to a stipulation. On July 15, 2002, Avenue A, Razorfish, and the other issuer defendants filed a motion to dismiss the litigation. Certain of Razorfish's directors and officers joined in the motion. On February 19, 2003, the court issued an order denying Razorfish's motion to dismiss but granting the motion to dismiss of Razorfish's directors and officers; and granting Avenue A's motion to dismiss the claims against it under Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, and denying Avenue A's motion to dismiss the claims against it under Section 11 of the Securities Act of 1933.

In June 2003, a proposed settlement of the litigation was structured between the plaintiffs, the issuer defendants in the coordinated actions, the issuer officers and directors named as defendants, and the issuers' insurance companies. Avenue A and Razorfish conditionally approved the proposed partial settlement in the Avenue A action and Razorfish action, respectively. The stipulation of settlement for the release of claims against the issuer defendants, including Avenue A and Razorfish, was submitted to the court in June 2004. On February 15, 2005, the court preliminarily approved the settlements in the coordinated actions contingent on specified modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. On April 24, 2006, the Court held a fairness hearing in connection with the motion for final approval of the settlement but has yet to rule on that motion. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court's October 2004 order certifying a class in six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceeding. Neither Avenue A nor Razorfish is one of the test cases and it is unclear what impact, if any, the Second Circuit's decision will have on the classes in the Avenue A and Razorfish cases. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. We do not believe we have any material financial exposure related to this litigation, and if we were to have financial exposure we believe it would be covered by insurance.

From time to time, we are party to routine litigation incidental to our business. We believe the ultimate resolution of these routine matters will not have a material adverse effect on our financial condition and results of operations.

Note 13. Debt

In connection with our acquisition of SBI.Razorfish in 2004, we issued $74,697 in convertible notes to former SBI.Razorfish owners. The convertible notes were subsequently fully paid off with the proceeds of the sale of convertible senior subordinated notes (the Notes) in the aggregate principal amount of $80,000 in a private placement in August and September 2004. The Notes bear interest of 2.25 percent per year, payable semi-annually, and are convertible into our common stock at a fixed conversion price of $12.98 per share. On or after August 15, 2009, we may, at our option, redeem all or a portion of the Notes for cash at a redemption price equal to 100 percent of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest. In addition, on each of August 15, 2009, August 15, 2014, and August 15, 2019, holders may require us to purchase all or a portion of their Notes for cash at 100 percent of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest. The Notes will mature on August 15, 2024. As of December 31, 2006, 2005 and 2004, the principal amount of outstanding Notes was $80,000.

Note 14. Net Income Per Share

Net income per share has been calculated under SFAS No. 128, "Earnings per Share." Basic net income per share is computed using the weighted average number of shares of common stock outstanding. During the year ended December 31, 2006, 2005 and 2004, 1,585, 500 and 1,405 common stock equivalent shares, respectively, related to stock options are excluded in the calculation of diluted net income per share, as their effect is anti-dilutive.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted income per share:

	Year Ended December 31,		
	2006	2005	2004
Net income (numerator for basic)	$53,954	$35,181	$42,883
Add: Interest expense on convertible notes, net of tax	1,415	1,421	438
Adjusted net income (numerator for diluted)	$55,369	$36,602	$43,321
Shares (denominator for basic and diluted):			
Gross weighted average common shares outstanding	74,847	64,099	61,225
Less: Weighted average common shares subject to repurchase	(108)	—	—
Shares used in computation of basic net income per share	74,739	64,099	61,225
Add: Dilutive effect of employee stock options	5,017	6,254	5,639
Add: Dilutive effect of convertible debt	6,163	6,163	2,548
Shares used in computation of diluted net income per share	85,919	76,516	69,412
Basic net income per share	$ 0.72	$ 0.55	$ 0.70
Diluted net income per share	$ 0.64	$ 0.48	$ 0.62

Note 15. Segment Reporting

We report selected segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The segment information provided reflects the three distinct lines of business within our organizational structure described in Note 1: digital marketing services, digital marketing technologies and digital performance media.

Unallocated corporate expenses, including amounts recorded for stock-based compensation expense, are centrally managed at the corporate level and not reviewed by our chief operating decision maker in evaluating results by segment. Beginning in 2006, amortization of intangible assets, which had previously been reported as unallocated, was allocated to the segments. This allocation is based on the segment classification of the acquisitions which gave rise to the intangible asset. Prior period segment information has been reclassified to reflect this change.

Segment information for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses(2)	Total
Year Ended December 31, 2006					
Revenue	$267,589(1)	$122,366	$52,256	$ —	$442,211
Costs and expenses:					
Cost of revenue	6,226(1)	32,939	27,834	579	67,578
Client support	184,667	—	4,261	9,227	198,155
Product development	—	13,521	—	2,077	15,598
Sales and marketing	5,799	14,269	7,094	1,297	28,459
General and administrative	12,464(3)	9,611	2,315	17,020	41,410
Amortization of intangible assets	6,655	1,360	1,315	—	9,330
Client reimbursed expenses	5,675	—	—	—	5,675
Total costs and expenses	221,486	71,700	42,819	30,200	366,205
Other operating income	3,867				3,867
Income (loss) from operations	$ 49,970	$ 50,666	$ 9,437	$(30,200)	79,873
Interest and other income, net					14,491
Interest expense					2,380
Income before income taxes					91,984
Provision for income taxes					38,030
Net income					$ 53,954
Year Ended December 31, 2005					
Revenue	$189,755(1)	$ 92,287	$26,363	$ —	$308,405
Costs and expenses:					
Cost of revenue	263(1)	22,602	15,440	—	38,305
Client support	135,790	—	2,430	—	138,220
Product development	—	9,328	—	—	9,328
Sales and marketing	4,595	10,353	2,341	—	17,289
General and administrative	12,916	7,912	1,223	10,681	32,732
Amortization of intangible assets	5,593	1,251	366	—	7,210
Client reimbursed expenses	4,340	—	—	—	4,340
Total costs and expenses	163,497	51,446	21,800	10,681	247,424
Income (loss) from operations	$ 26,258	$ 40,841	$ 4,563	$(10,681)	60,981
Interest and other income, net					1,532
Interest expense					2,334
Income before income taxes					60,179
Provision for income taxes					24,998
Net income					$ 35,181
Year Ended December 31, 2004					
Revenue	$ 87,653	$ 60,871	$ 9,413	$ —	$157,937
Costs and expenses:					
Cost of revenue	—	15,228	7,323	—	22,551
Client support	65,505		1,429	—	66,934
Product development	—	6,188	—	—	6,188
Sales and marketing	1,628	7,268	301	—	9,197
General and administrative	6,253	6,660	430	7,870	21,213
Amortization of intangible assets	2,569	1,319	160	—	4,048
Client reimbursed expenses	1,260	—	—	—	1,260
Total costs and expenses	77,215	36,663	9,643	7,870	131,391
Income (loss) from operations	$ 10,438	$ 24,208	$ (230)	$ (7,870)	26,546
Interest and other income, net					1,925
Interest expense					875
Income before income taxes					27,596
Benefit for income taxes					(15,287)
Net income					$ 42,883

(1) A small portion of our media business generates revenue that is presented on a gross basis. Accordingly, both revenue and cost of revenue include the cost of media purchased for our clients.

(2) For the year ended December 31, 2006, stock-based compensation expense included in unallocated corporate expenses was as follows:

Cost of revenue	$ 579
Client support	9,227
Product development	1,541
Sales and marketing	1,297
General and administrative	5,910
Total stock-based compensation expense	$18,554

(3) General and administrative expense for the digital marketing services segment includes the $1,900 reversal of a contingent tax liability. See Note 2 for additional information about this change in contingent tax liability.

We recorded $90,158, $38,070 and $10,554 of revenue from international customers during the years ended December 31, 2006, 2005 and 2004, respectively. Of our total revenue from international customers, revenue from U.K. customers was $65,186, $27,371 and $9,645 during the years ended December 31, 2006, 2005 and 2004, respectively. We classify revenue as international or domestic based on the geographic location where services are delivered. Additionally, we had $84,110 and $15,752 of long-lived assets in international locations, of which $67,448 and $15,752 were located in the U.K., at December 31, 2006 and 2005, respectively. The majority of these assets are goodwill and other intangible assets. Our remaining long-lived assets are located in the United States.

Pursuant to SFAS No. 131, total segment assets have not been disclosed as this information is not reported to or used by the chief operating decision maker.

Note 16. Selected Quarterly Financial Information (Unaudited)

	March 31	June 30	September 30	December 31
2006 Quarter Ended				
Revenue	$92,185	$105,629	$110,981	$133,415
Income from operations	11,153(1)	17,873	19,593	31,254(2)
Income before income taxes	12,270	21,037	23,129	35,547
Provision for income taxes	4,655	8,700	9,561	15,114
Net income	7,615	12,337	13,568	20,433
Basic income per share	$ 0.11	$ 0.16	$ 0.18	$ 0.26
Diluted income per share	$ 0.10	$ 0.15	$ 0.16	$ 0.23
2005 Quarter Ended				
Revenue	$64,997	$ 77,189	$ 78,762	$ 87,457
Income from operations	11,079	13,274	15,705	20,923
Income before income taxes	10,759	12,948	15,620	20,852
Provision for income taxes	4,349	5,188	6,183	9,278
Net income	6,410	7,760	9,437	11,574
Basic income per share	$ 0.10	$ 0.12	$ 0.15	$ 0.18
Diluted income per share	$ 0.09	$ 0.11	$ 0.13	$ 0.15

(1) General and administrative expense for the digital marketing services segment includes the $1,900 reversal of a contingent business tax liability. See Note 2 for additional information.

(2) It includes other operating income of $3,867 resulting from the extinguishment of liabilities related to media served prior to 2004. See Note 2 for additional information.

Note 17. Subsequent Events

In January 2007 we formed a capital and business alliance with Digital Palette Inc., a subsidiary of Dentsu Inc. We acquired newly issued shares of Digital Palette from a third party resulting in a total investment of approximately $4 million and an ownership percentage of 19.4 percent of the outstanding common shares. Digital Palette is a Japanese corporation engaged in planning, production and consulting services focusing on digital content. Dentsu, Inc., the largest marketing service firm in Japan, through direct and indirect holdings is the majority shareholder of Digital Palette. We plan to build a close relationship with Digital Palette through such activities as joint training programs to facilitate the sharing of know-how and collaboration in developing new clients, and use Digital Palette as our main base in Japan. The investment in Digital Palette will be recorded at cost in our Consolidated Balance Sheet.

SCHEDULE II

AQUANTIVE, INC.

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
2006:				
Allowance deducted from accounts receivable:				
Allowance for sales credits	$1,259	$5,159	$(4,222)	$2,196
Allowance for doubtful accounts	1,887	1,383	(1,379)	1,891
Total	$3,146	$6,542	$(5,601)	$4,087
2005:				
Allowance deducted from accounts receivable:				
Allowance for sales credits	$1,610	$2,634	$(2,985)	$1,259
Allowance for doubtful accounts	1,534	1,527	(1,174)	1,887
Total	$3,144	$4,161	$(4,159)	$3,146
2004:				
Allowance deducted from accounts receivable:				
Allowance for sales credits	$ 689	$1,208	$ (287)	$1,610
Allowance for doubtful accounts	1,344	485	(295)	1,534
Total	$2,033	$1,693	$ (582)	$3,144

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and our chief financial officer have concluded that, as of the date of the evaluation, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

(a) Management's report on internal control over financial reporting.

Management of aQuantive, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

(b) Report of the registered public accounting firm.

The report of KPMG LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting is included in this Annual Report on Form 10-K and is incorporated herein by reference.

(c) Changes in Internal Controls.

During the quarter ended December 31, 2006, no change was made to our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information called for by Part III, Item 10, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 8, 2007, and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information called for by Part III, Item 11, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 8, 2007, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information called for by Part III, Item 12, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 8, 2007, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information called for by Part III, Item 13, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 8, 2007, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information called for by Part III, Item 14, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 8, 2007, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENTS SCHEDULES*

(a) Documents filed as part of this Report:

(1) Financial Statements — all consolidated financial statements of the Company as set forth under Item 8 of this Report.

(2) Financial Statement Schedules — Schedule II Valuation and Qualifying Accounts.

(3) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of June 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(i)
2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of July 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(j)
3.1	Amended and Restated Articles of Incorporation of the registrant(n)
3.2	Amended and Restated Bylaws of the registrant(d)
4.1	Indenture dated August 24, 2004 between aQuantive, Inc. and BNY Western Trust Company, as Trustee, including Form of Note(k)
10.1	Employment Agreement between the registrant and Brian P. McAndrews, dated January 20, 2000*(a)
10.2	Restated 2000 Stock Incentive Compensation Plan*(f)
10.3	Restated 1999 Stock Incentive Compensation Plan*(e)
10.4	aQuantive, Inc. Restated 1999 Stock Incentive Compensation Plan Non-Qualified Stock Option Letter Agreement(l)*
10.5	Restated Stock Option Grant Program for Nonemployee Directors under the 1999 Stock Incentive Compensation Plan, together with Forms of option letter agreements*(o)
10.6	1999 Employee Stock Purchase Plan*(a)
10.7	Restated 1998 Stock Incentive Compensation Plan*(a)
10.8	Network Services Agreement between the registrant and Speedera Networks, Inc., dated February 20, 2002(c)
10.9	Stock Purchase Agreement between the registrant and Bradley Aronson dated November 25, 2002+(f)
10.10	Sublease agreement between Gray Cary Ware & Fredenrich LLP and Atlas DMT LLC dated August 19, 2003(g)
10.11	Exchange Building Office Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated June 25, 2004(l)
10.12	First Amendment to Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated November 5, 2004.(l)
10.13	First Amendment to Lease between Chicago Fulton Venture, L.L.C., and aQuantive, Inc. dated April 15, 2004(l)
10.14	Summary of 2006 Executive Incentive Program*(n)
10.15	Summary of 2007 Executive Committee bonus program*(q)
10.16	Form of Option Agreement between aQuantive and Clark Kokich, Mike Galgon and Brian McAndrews*(o)
10.17	Option Agreement between aQuantive, Inc. and Brian P. McAndrews, dated March 28, 2005*(o).
10.18	Restricted Stock Award Agreement between aQuantive, Inc. and Brian P. McAndrews, dated January 2, 2006*(p)
10.19	Sub-sublease agreement between Avenue A LLC and Google, Inc. dated May 19, 2006
10.20	Employment Agreement between the registrant and Michael T. Galgon, dated June 21, 2000*(m)
12.1	Statement Regarding Ratio of Earnings to Fixed Charges

Exhibit No.	Description
21.1	Subsidiaries of the registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
24.1	Power of Attorney (included on signature page hereof)
31.1	Certification of Brian P. McAndrews Pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Wayne Wisehart Pursuant to Rule 13a-14(a)of the Securities and Exchange Act of 1934, as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Brian P. McAndrews Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Wayne Wisehart Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002

+ Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the SEC. The omitted portions have been filed separately with the SEC.

* Management contract or compensatory plan or arrangement.

(a) Incorporated by reference to the registrant's Registration Statement on Form S-1/A (Registration No. 333-92301) filed on February 24, 2000.

(b) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(c) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(d) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q/A filed on May 15, 2002.

(e) Incorporated by reference to Appendix A of the registrant's Proxy Statement filed on April 24, 2004.

(f) Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(g) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(h) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(i) Incorporated by reference to the registrant's Current Report on Form 8-K filed June 28, 2004.

(j) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(k) Incorporated by reference to the registrant's Current Report on Form 8-K filed on August 26, 2004.

(l) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(m) Incorporated by reference to the registrant's Registration Statement on Form S-1/A (Registration No. 333-120675) filed on February 4, 2005.

(n) Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(o) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(p) Incorporated by reference to the registrant's Current Report on Form 8-K filed on January 4, 2006.

(q) Incorporated by reference to the registrant's Current Report on Form 8-K filed on February 3, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AQUANTIVE, INC.

By: /s/ BRIAN P. MCANDREWS
Brian P. McAndrews
Chief Executive Officer and President

Date: February 28, 2007

Each person whose individual signature appears below hereby authorizes and appoints Brian P. McAndrews and Wayne Wisehart, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities indicated below on the 28th day of February, 2007.

Signature	Title
/s/ BRIAN P. MCANDREWS **Brian P. McAndrews**	Chief Executive Officer, President and Director *(Principal Executive Officer)*
/s/ M. WAYNE WISEHART **M. Wayne Wisehart**	Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ NICOLAS J. HANAUER **Nicolas J. Hanauer**	Chairman of the Board
/s/ RICHARD P. FOX **Richard P. Fox**	Director
/s/ PETER M. NEUPERT **Peter M. Neupert**	Director
/s/ JACK SANSOLO **Jack Sansolo**	Director
/s/ MICHAEL SLADE **Michael Slade**	Director

Signature	Title
/s/ LINDA J. SRERE **Linda J. Srere**	Director
/s/ JAYNIE M. STUDENMUND **Jaynie M. Studenmund**	Director

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO RULE 13a-14(a)
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Brian P. McAndrews, certify that:

1. I have reviewed this annual report on Form 10-K of aQuantive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRIAN P. MCANDREWS

Brian P. McAndrews
Chief Executive Officer and President

Date: February 28, 2007

**CERTIFICATION PURSUANT TO RULE 13a-14(a)
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, M. Wayne Wisehart, certify that:

1. I have reviewed this annual report on Form 10-K of aQuantive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ M. WAYNE WISEHART

M. Wayne Wisehart
Chief Financial Officer

Date: February 28, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of aQuantive, Inc. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Brian P. McAndrews, the Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRIAN P. MCANDREWS

Brian P. McAndrews
Chief Executive Officer and President

Date: February 28, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of aQuantive, Inc. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, M. Wayne Wisehart, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ M. WAYNE WISEHART

M. Wayne Wisehart
Chief Financial Officer

Date: February 28, 2007

Notice of 2007 Annual Meeting
and Proxy Statement

(This page intentionally left blank)

aQuantive

821 Second Avenue, Suite 1800
Seattle, Washington 98104

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held Tuesday, May 8, 2007

DEAR AQUANTIVE SHAREHOLDER:

On Tuesday, May 8, 2007, aQuantive, Inc. will hold its 2007 Annual Meeting of Shareholders at the Hotel 1000, located at 1000 First Avenue, Seattle, WA 98104. The Annual Meeting will begin at 9:00 a.m. Only shareholders who owned common stock at the close of business on March 9, 2007, may vote at the Annual Meeting or any adjournments that may take place. At the Annual Meeting we will ask you to:

- elect two Directors to hold office for the term as described in the attached Proxy Statement;
- ratify the selection of the independent auditor for 2007; and
- transact any other business properly presented at the meeting.

Your Board of Directors recommends that you vote in favor of the election of Directors as described in the Proxy Statement, and in favor of the ratification of the selection of the company's independent auditor for 2007.

At the Annual Meeting we will also report on the 2006 business results of aQuantive and other matters of interest to shareholders.

To ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage prepaid envelope. Your stock will be voted in accordance with the instructions you give on your proxy card. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

By Order of the Board of Directors,

Linda A. Schoemaker
Senior Vice President, General Counsel and Corporate Secretary

Seattle, Washington
March 30, 2007

AQUANTIVE, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The Board of Directors of aQuantive, Inc. ("aQuantive") is sending you this Proxy Statement in connection with its solicitation of proxies for use at the aQuantive 2007 Annual Meeting of Shareholders. The Annual Meeting will be held on Tuesday, May 8, 2007, at the Hotel 1000, located at 1000 First Avenue, Seattle, WA 98104, at 9:00 a.m. aQuantive intends to give or mail to shareholders definitive copies of this Proxy Statement and accompanying proxy card on or about March 30, 2007.

Record Date and Outstanding Shares

Only shareholders who owned common stock of aQuantive at the close of business on March 9, 2007, the record date for the Annual Meeting, may vote. At that date, there were 78,559,945 issued and outstanding shares of common stock.

Quorum

A quorum for the Annual Meeting is a majority of the votes entitled to be cast on a matter by holders of shares of common stock entitled to vote, and present, whether in person or by proxy, at the Annual Meeting.

Revocability of Proxies

If you give your proxy card to aQuantive, you have the power to revoke it at any time before it is exercised. Your proxy card may be revoked by:

- notifying the Secretary of aQuantive in writing before the Annual Meeting;
- delivering to the Secretary of aQuantive before the Annual Meeting a signed proxy card with a later date; or
- attending the Annual Meeting and voting in person.

Voting

You are entitled to one vote for each share of common stock you hold. For the election of Directors, the two Directors who receive the greatest number of affirmative votes cast by holders of common stock present, in person or by proxy, and entitled to vote at the Annual Meeting will be elected to the Board of Directors. You are not entitled to cumulate votes in the election of Directors. Abstentions from voting on the election of Directors will have no impact on the outcome of this proposal since no vote has been cast in favor of any nominee. The proposal to ratify the selection of independent auditors for 2007 will be approved if the votes cast in favor of the proposal by the holders of common stock present, in person or by proxy, and entitled to vote exceed the votes cast against that proposal. Abstentions from voting on this proposal will have no impact on the outcome since an abstention does not constitute a vote for or against this proposal. Because brokers and other nominees who hold shares for the accounts of their clients generally have discretionary authority to vote such shares with respect to the election of Directors and with respect to the ratification of auditors in the absence of voting instructions from their clients, there will not be any "broker nonvotes" on either of these matters.

If your shares are represented by proxy, they will be voted in accordance with your directions. If your proxy is signed and returned without any direction given, your shares will be voted in accordance with our recommendations. aQuantive is not aware, as of the date of this Proxy Statement, of any matters to be voted on at the Annual Meeting other than as stated in this Proxy Statement and the accompanying Notice of Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named in it to vote the shares. Please note that if you own shares through a bank or brokerage firm account and you wish to vote in person at the meeting, you must obtain a "legal proxy" from the bank or brokerage firm that holds your shares.

Solicitation of Proxies

Proxies may be solicited by certain of aQuantive's Directors, officers and regular employees, without payment of any additional compensation to them. Proxies may be solicited by personal interview, mail, electronic mail or telephone. aQuantive will bear any costs relating to such solicitation of proxies. In addition, aQuantive may reimburse banks, brokerage firms and other persons representing beneficial owners of shares of common stock for their expenses in forwarding proxy materials to such beneficial owners.

PROPOSAL 1: ELECTION OF DIRECTORS

In accordance with our Bylaws, effective as of the date of the Annual Meeting, the Board of Directors has fixed the number of Directors constituting the Board at seven. The Board is divided into three classes, with one class of Directors elected to a three-year term at each annual meeting of shareholders. At the 2007 Annual Meeting, two Directors will be elected to hold office until the 2010 Annual Meeting of Shareholders, or until their respective successors are elected and qualified. The Board of Directors has proposed that the following nominees be elected at the Annual Meeting: Linda J. Srere and Jaynie M. Studenmund, each of whom currently serves as a Director of aQuantive. The names of Directors whose terms will continue after the Annual Meeting are also listed below. No family relationship exists among any of the Company's Directors or executive officers. No arrangement or understanding exists between any Director or executive officer and any other person pursuant to which any Director was selected as a Director or executive officer.

Unless otherwise instructed, persons named in the accompanying proxy will vote for these nominees. Although aQuantive anticipates that these nominees will be available to serve as Directors, should either of them not accept the nomination, or otherwise be unable to serve, the proxies will have discretionary authority to vote for a substitute nominee or nominees.

The Board of Directors recommends a vote "FOR" approval of this proposal.

Nominees for the Board of Directors for Three-Year Terms

Linda J. Srere, age 51, has served as one of our Directors since May 2004. She is currently a marketing and advertising consultant, and from January 2000 to November 2001 served as President of Young & Rubicam Advertising, a worldwide advertising network. From September 1998 to January 2000, Ms. Srere served as Vice Chairman and Chief Client Officer of Young & Rubicam Inc. ("Y&R"), an advertising company and parent company of Young & Rubicam Advertising. From January 1997 to September 1998, she served as President and CEO of Y&R's New York office. Ms. Srere joined Y&R in September 1994 as Executive Vice President and Director of Business Development. Prior to joining Y&R, Ms. Srere was the Chairman of Earle Palmer Brown New York from 1992 to 1994, and President of Rosenfeld, Sirowitz, Humphrey & Strauss from 1990 to 1992, both of which are advertising agencies. Ms. Srere currently serves as a Director of Electronic Arts, Inc., an interactive entertainment company, and Universal Technical Institute, Inc., which provides educational training for auto, marine and motorcycle technicians.

Jaynie M. Studenmund, age 52, has served as one of our Directors since May 2004. Ms. Studenmund also sits on the boards of Countrywide Bank, Western Asset Management, Forest Lawn, and eHarmony.com, Inc. In addition, she provides management consulting for several internet businesses. From January 2001 to January 2004, Ms. Studenmund was Chief Operating Officer of Overture Services, Inc., during which time Overture was acquired by Yahoo, Inc. From February 2000 to January 2001, she was President and Chief Operating

Officer of PayMyBills.com, an internet bill management company, and from 1985 to 1996, Ms. Studenmund served as Executive Vice President, Head of Retail Banking, and Chief Marketing Officer of First Interstate Bank of California, now Wells Fargo. From 1996 to 1998, Ms. Studenmund was the Executive Vice President and Head of Retail Banking at Great Western and then Home Savings, both of which were sold to Washington Mutual. She holds an MBA degree from Harvard Business School and a BA degree from Wellesley College.

Continuing Directors Whose Terms Expire in 2008

Nicolas J. Hanauer, age 47, a co-founder of aQuantive, has served as our Chairman of the Board since June 1998 and as a Director since aQuantive was incorporated in February 1998. He also served as our Chief Executive Officer from June 1998 to September 1999. Since February 2000, Mr. Hanauer has served as a partner with Second Avenue Partners, a venture capital and management consulting firm, which he co-founded. In 2000, Mr. Hanauer also founded and served as Chairman of Gear.com, until its merger with Overstock.com in 2001. In addition, since 2001, Mr. Hanauer has been Co-Chairman and CEO of Pacific Coast Feather Company, a pillow and bedding manufacturing company. From 2000 to 2001, Mr. Hanauer was the Chief Strategy Officer of Pacific Coast Feather Company, and from 1990 to 2000, Mr. Hanauer served as their Executive Vice President, Sales and Marketing. Mr. Hanauer holds a BA degree from the University of Washington. Mr. Hanauer currently serves as a director of HouseValues, Inc., Museum Quality Discount Framing, Inc., The Insitu Group, Inc. and Pacific Coast Feather Company. Mr. Hanauer is actively involved with various community and non-profit organizations, including the University of Washington Foundation, the Alliance for Education, the League of Education Voters, and the Seattle Downtown Association.

Brian P. McAndrews, age 48, has served as our Chief Executive Officer and a Director since September 1999, and as our President since January 2000. From July 1990 to September 1999, Mr. McAndrews worked for ABC, Inc., a broadcasting and communications company, holding executive positions at ABC Sports, ABC Entertainment and ABC Television Network. From 1984 to 1989, Mr. McAndrews served as a product manager for General Mills, Inc., a consumer products manufacturer. He holds an MBA degree from Stanford University and a BA degree from Harvard University. Mr. McAndrews also serves as a member of the board of directors of Blue Nile, Inc., an online jewelry retailer; Fisher Communications, Inc., a broadcasting company; the Advertising Research Foundation; and the Seattle-Northwest chapter of the National Association of Corporate Directors (NACD).

Jack Sansolo, PhD, age 63, has served as one of our Directors since March 2002. In addition, from May 2002 until May 2004, Dr. Sansolo served as a member of our Advisory Board. Since November 2004, Dr. Sansolo has served as Senior Vice President and Chief Marketing Officer of Getty Images, Inc., a creator and distributor of imagery collections. From January 2001 to December 2004, Dr. Sansolo reopened Point A Consulting, a marketing, communications and advertising agency which he founded and previously operated from March 1993 to August 1996. From September 1996 to January 2001, Dr. Sansolo served as Executive Vice President, Global Brand Direction, for Eddie Bauer, Inc., a retailer of apparel and home furnishings. Dr. Sansolo holds a PhD degree from Harvard University and an AB degree from Hunter College.

Continuing Directors Whose Terms Expire in 2009

Richard P. Fox, age 59, has served as one of our Directors since February 2003. Since October 2001, Mr. Fox has provided consulting services to entrepreneurs and the financial services industry. From April 2000 to September 2001, he was an officer of CyberSafe, an IT security company, serving as President and Chief Operating Officer from January 2001 to September 2001. Mr. Fox spent 28 years with Ernst & Young LLP, last serving as managing partner of the Seattle office. He holds a BBA from Ohio University, an MBA from the Fuqua School of Business, Duke University, and is a CPA in Washington State. He serves on the board of directors of Flow International Corporation, as well as several private companies. Mr. Fox also is Treasurer and serves on the Board of Trustees of The Seattle Foundation, and on the Board of Visitors for the Fuqua School of Business, Duke University.

Michael B. Slade, age 49, has served as one of our Directors since December 2002. Since February 2000, Mr. Slade has served as a partner with Second Avenue Partners, which he co-founded. From February 1993 to

November 1998, Mr. Slade worked at Starwave Corp., an Internet and multimedia products company, serving as President and Chief Executive Officer from February 1993 to March 1997, and Chairman and Chief Executive Officer from March 1997 to November 1998. At Starwave, Mr. Slade launched ESPN.com, ABCNews.com and the Go.com network. From November 1992 to February 1993, Mr. Slade served as vice president of special projects for Asymetrix Corporation, an enterprise productivity solutions company. From May 1991 to November 1992, Mr. Slade served as Vice President, Marketing for NeXT Computer. From December 1990 until May 1991, he served as Vice President, Marketing for Central Point Software. Mr. Slade began his career at Microsoft Corporation in 1983 and spent seven years there in a variety of product marketing roles, including Director of Corporate Marketing in Microsoft's systems software division. Mr. Slade holds an MBA degree from Stanford University and a BA degree from Colorado College. Mr. Slade currently serves on the board of the Professional Bowlers Association as well as a number of other private entities.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR

General Information

The audit committee has selected KPMG LLP ("KPMG") to act as the independent registered public accounting firm for aQuantive for fiscal year 2007. The submission of this matter for approval by shareholders is not legally required; however, the Board of Directors believes that such submission is consistent with best practices in corporate governance and is an opportunity for shareholders to provide direct feedback to the Board of Directors on an important issue of corporate governance. If a majority of stockholders voting on the matter do not ratify the selection of the independent auditor, the Audit Committee will reconsider its choice of independent auditor taking into consideration the views of the shareholders and may, but will not be required to, appoint a different independent auditor.

Independent Auditor

KPMG has acted as aQuantive's independent auditor since May 2002. The Board reserves the right to change the independent registered public accounting firm of aQuantive at any time before or after the Annual Meeting if it determines that to do so would be in the best interests of aQuantive. A representative of KPMG is expected to be present at the Annual Meeting, with the opportunity to make a statement, if the representative so desires, and is expected to be available to respond to appropriate questions from shareholders.

The fees billed for professional services rendered by KMPG for the fiscal years 2006 and 2005 were as follows:

	2006	2005
Audit Fees	$1,210,450	$ 832,200
Audit-Related Fees	$ 351,900	$ 101,876
Tax Fees	$ 115,524	$ 99,790
All Other Fees	$ —	$ 39,515
Total	$1,677,874	$1,073,381

The services rendered by KPMG LLP in connection with the fees presented in the table above were as follows:

Audit Fees

Audit fees relate to the services rendered in connection with the audit of the Company's consolidated financial statements for the years ended December 31, 2006 and 2005, quarterly reviews of financial statements included in the Company's Forms 10-Q during 2006 and 2005, and the audit of internal control over financial reporting as of December 31, 2006 and 2005. Also included in 2006 are fees related to services provided in connection with the Company's equity offering completed in March 2006.

Audit-Related Fees

Audit-related fees pertain to the audits of the financial statements for the Company's employee benefit plans and assistance with accounting due diligence for acquisitions.

Tax Fees

Tax fees relate primarily to tax compliance and state and international tax services.

All Other Fees

All other fees relate to privacy consulting services.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal 2006, 100% of all audit, audit-related, tax and other services performed by KPMG LLP were approved in advance by the audit committee. The audit committee has delegated the authority to pre-approve audit and permitted non-audit services to the committee Chairman, Richard P. Fox. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.

Audit Committee Report

During 2006, the Audit Committee of the Board was composed of Richard P. Fox, Nicolas Hanauer, and Jaynie Studenmund, each of whom the Board has determined meets the applicable independence and financial sophistication requirements of the SEC and the Nasdaq. In addition, the Board has determined that Mr. Fox is an "audit committee financial expert" under SEC rules. The Audit Committee operates under a written charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees aQuantive's financial reporting process on behalf of the Board. The Audit Committee also reviews the Company's internal audit function. Management takes primary responsibility for the financial statements and the reporting process, assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. aQuantive's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that aQuantive's consolidated financial statements are free from material misstatement and for expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed the consolidated financial statements for the fiscal year ended December 31, 2006, and has met and held discussions with management and the independent auditors concerning the consolidated financial statements, as well as the report of management and the independent auditor's opinion thereon regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement of Auditing Standards No. 90 (Audit Committee Communications). In addition, the Committee has discussed with the independent auditors the auditors' independence from aQuantive and its management, including the matters in the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the Committee's review and discussions referred to above, the Committee recommended to the Board that the audited consolidated financial statements for the year ended December 31, 2006 be included in aQuantive's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Respectfully submitted,

Richard P. Fox (Chair)
Nicolas Hanauer
Jaynie Studenmund

The Board of Directors recommends a vote "FOR" the ratification of KPMG as our independent auditor.

CORPORATE GOVERNANCE

Board Organization; Independence

The business of the Company is managed under the direction of the Board for the benefit of the shareholders. The Board delegates its authority to management for managing the everyday affairs of the Company. Senior management reviews major actions and initiatives with the Board prior to implementation.

During the year ended December 31, 2006, the Board consisted of eight members. Effective immediately prior to the annual meeting, the size of the Board will be reduced to seven members. During the last fiscal year, there were nine meetings of the Board of Directors. All incumbent Directors attended at least 75% of the Board meetings and the meetings of the committees on which they serve. aQuantive does not have a specific policy regarding Director attendance at the annual shareholder meeting; however, we try to ensure that at least one independent Director is present at the annual meeting and available to answer any shareholder questions. Mr. Jack Sansolo was present at last year's annual meeting.

The Board of Directors has determined that all of our current Directors are "independent" as defined under applicable Nasdaq and SEC rules, with the exception of Brian McAndrews, who serves as our President and CEO. The nonemployee Directors periodically meet without Mr. McAndrews in attendance. The Board of Directors maintains three standing committees — a compensation committee, an audit committee and a nominating and corporate governance committee. Because Mr. McAndrews does not serve on any of these committees, they are each composed solely of independent directors. The current charters of each of these committees and our corporate governance policies are available on the investor relations page of our Web site, *www.aquantive.com.* Also posted on that site is a description of the process for shareholders to send communications to the Board.

Compensation Committee

The compensation committee assists the Board of Directors by, among other things:

- determining the compensation for our Chief Executive Officer based on an evaluation of performance in light of certain relevant goals and objectives;
- determining the compensation of our officers who report to the Chief Executive Officer;
- considering compensation plans for our executive officers;
- considering compensation for Board and Board committee service, and recommending any changes in such compensation to the full Board for approval; and
- carrying out other duties under our stock incentive compensation plans and other plans approved by us as may be assigned to the committee by the Board.

The compensation committee may delegate its authority to grant options under the Company's stock incentive plans to the Company's officers, subject to such limitations as may be specified in any delegation. Discussion of the role of the consultant, who is retained directly by the compensation committee, in reviewing executive officer and board compensation, and the role that the Chief Executive Officer plays in recommending compensation for other executive officers, is included below in "Compensation Discussion and Analysis." The current members of the compensation committee are Richard P. Fox, Peter M. Neupert and Linda J. Srere. The compensation committee met three times during the last fiscal year.

Audit Committee

The audit committee assists the Board of Directors in fulfilling its oversight responsibilities by, among other things:

- reviewing the financial information to be provided to our shareholders and others;

- reviewing the systems of internal controls that our management and the Board of Directors have established;
- reviewing aQuantive's audit process;
- reviewing the Company's internal audit function;
- selecting, overseeing and, where appropriate, replacing our independent registered public accounting firm; and
- reviewing and approving all related-party transactions.

Each member of the audit committee must meet certain independence and financial literacy requirements. The current members of the audit committee are Richard P. Fox, Nicolas J. Hanauer, and Jaynie M. Studenmund. As noted above, the Board of Directors has determined that each committee member is independent under applicable Nasdaq and Securities and Exchange Commission (SEC) rules. Furthermore, the Board of Directors has determined that Mr. Fox is an "audit committee financial expert" under applicable SEC rules. The audit committee met seven times during the last fiscal year.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists the Board of Directors by, among other things:

- approving nominations and recommending to the Board candidates for all Directorships to be filled by the shareholders or the Board;
- recommending Directors to fill seats on committees of the Board, and Directors to be designated as chairpersons of such committees;
- recommending removal of Directors, subject to compliance with our Articles of Incorporation and Bylaws and applicable law, when such removal is warranted prior to the expiration of their terms of office;
- developing Board membership criteria;
- determining at least annually and reporting to the Board on the independence of Directors and the eligibility of Directors for Board committees pursuant to Nasdaq and SEC rules; and
- considering potential conflicts of interest and making appropriate recommendations if such are determined to exist.

The current members of the nominating and corporate governance committee are Linda J. Srere, Jack Sansolo, and Michael Slade. The committee met four times during the last fiscal year.

Director Nominations and Qualifications

The nominating and corporate governance committee will consider nominees for the Board of Directors recommended by shareholders, although the committee is not obligated to recommend such nominees to the Board. In accordance with our Bylaws, shareholders who wish to nominate a candidate must deliver written notice to the Company's Secretary within the time frames specified in our Bylaws. With respect to the election of Directors at an annual meeting, notice must generally be delivered no fewer than 45 days and no more than 75 days prior to the first anniversary of the date on which the corporation first mailed its proxy materials for the preceding year's annual meeting. The Bylaws specify alternative deadlines for notice in the event the annual meeting is advanced or delayed more than 30 days from the anniversary date of the prior year's meeting, or if the election of Directors relates to a special shareholders meeting rather than an annual meeting. The notice of a shareholder's intention to nominate a Director must include:

- information regarding the shareholder making the nomination, including name, address, and number of shares of aQuantive common stock that are beneficially owned by the shareholder;

- a representation that the shareholder is entitled to vote at the meeting at which Directors will be elected, and that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
- the name and address of the person or persons being nominated and such other information regarding each nominated person that would be required in a proxy statement filed pursuant to the SEC's proxy rules if the person had been nominated for election by the Board of Directors;
- a description of any arrangements or understandings between the shareholder and such nominee and any other persons (including their names), pursuant to which the nomination is made; and
- the consent of each such nominee to serve as a Director if elected.

Director candidates may also be recommended to the nominating and corporate governance committee by the Chief Executive Officer and other Directors and executive officers. The committee will evaluate such nominees against the same criteria that it uses to evaluate nominees recommended by shareholders. Criteria used by the nominating and corporate governance committee to evaluate Director candidates include, without limitation, experience, judgment, industry knowledge, skills, diversity, and service on other boards. After considering the recommendations of the nominating and corporate governance committee, the independent members of the Board of Directors nominate candidates. The nominees included in this Proxy Statement are all currently serving as Directors of aQuantive.

Code of Ethics

We have adopted a Code of Conduct that applies to all directors, officers, and employees. The Code of Conduct is posted on the investor relations page of our Web site, *www.aquantive.com.* We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding any amendment to or waiver of the Code of Conduct with respect to our Chief Executive Officer, Chief Financial Officer, chief accounting officer, controller and persons performing similar functions by posting such information on our Web site.

Compensation Committee Interlocks and Insider Board Participation

The compensation committee currently consists of Richard P. Fox, Peter M. Neupert and Linda J. Srere. None of these compensation committee members has served as an officer or employee of aQuantive. None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors or compensation committee.

Compensation of Directors

The following table sets forth certain information regarding compensation for the nonemployee members of our Board of Directors for 2006.

Name	Total Fees Earned or Paid in Cash	Option Awards(1)(2)	Total($)
Richard P. Fox	$49,500	$196,801	$246,301
Nicolas J. Hanauer	$35,000	$195,200	$230,200
Peter M. Neupert	$35,000	$195,200	$230,200
Jack Sansolo	$32,500	$195,200	$227,700
Michael B. Slade	$33,500	$195,492	$228,992
Linda J. Srere	$39,500	$233,456	$272,956
Jaynie M. Studenmund	$37,500	$233,456	$270,956

(1) This amount represents the compensation expense recognized by the Company during the year ended December 31, 2006, in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-based Payment* ("FAS 123R") with respect to stock options granted in 2006

and prior years. See "Note 9 — Stock Option and Employee Stock Purchase Plans" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC, for more information regarding assumptions utilized in determining this compensation expense.

(2) As of December 31, 2006, the aggregate number of outstanding option awards for each director was as follows: Richard P. Fox 65,000; Nicolas Hanauer 80,000; Peter M. Neupert 145,000; Jack Sansolo 70,000; Michael B. Slade 50,000; Linda J. Srere 55,000; Jaynie M. Studenmund 42,500.

Nonemployee Directors are compensated for their services through a combination of cash payments and stock option awards. During the year ended December 31, 2006, nonemployee Directors were paid an annual cash retainer of $17,500, plus fees for each meeting attended. The meeting fee for attendance at each board meeting was $1,500, except for telephonic meetings of less than 2 hours duration, in which case the meeting fee was $1,000. Committee meeting fees were $1,000, and were paid for each meeting attended, unless it was incidental to a Board meeting. In addition, an annual retainer of $10,000 was paid to the chair of the audit committee, and an annual retainer of $4,000 each was paid to the respective chairs of the compensation committee and the nominating and corporate governance committee.

Our stock option grant program for nonemployee Directors provides for initial grants to new members of our board upon their first appointment or election, as well as for annual grants for continuing Directors. Under the program that was in place during the year ended December 31, 2006, upon initial election or appointment to the Board, each nonemployee Director automatically received a nonqualified stock option to purchase 25,000 shares of common stock. One-third of this option vests on each of the first, second and third anniversaries of the grant date. In addition, under this program, each nonemployee Director who continued to serve on the Board received an additional annual grant of an option to purchase 15,000 shares of common stock on the date of the annual shareholders meeting. These options vest on the earlier of one full year after the grant date, or the date of the annual meeting of shareholders in the year subsequent to the year of grant (provided that the meeting date is not more than 60 calendar days earlier than the date of the meeting at which the option was granted). The exercise price for all options granted under the program is the fair market value of the common stock on the grant date. The options granted under the program have a seven year term (except that they expire one year after a nonemployee Director ceases to serve as a Director for any reason). In accordance with this program, in 2006 each nonemployee Director received an annual grant to purchase 15,000 shares of common stock in connection with the annual shareholders meeting on May 10, 2006.

In March 2007, the Board of Directors approved certain changes to the compensation paid to Nonemployee Directors, which are effective as of the second quarter of 2007. In order to simplify the structure of the cash compensation paid to nonemployee Directors while maintaining approximately the same level of cash compensation, meeting fees were eliminated and annual retainers were established or increased based on the amount of meeting fees anticipated to be paid in a year with a typical number of meetings under the prior compensation structure. Accordingly, the annual retainer for all Board members is now $30,000, the annual retainer for chairs of the audit, compensation and nominating and corporate governance committees is now $17,500, $8,000 and $8,000, respectively, and the annual retainer for other members of the audit, compensation, and nominating and corporate governance committees is now $7,000, $4,000 and $4,000, respectively. The stock option grant program for nonemployee Directors was also modified by reducing the number of options granted upon initial election or appointment to the Board from 25,000 to 15,000, and by reducing the number of options granted annually to continuing Directors on the date of the annual shareholders meeting from 15,000 to 10,000. All other terms of the stock option grant program for nonemployee Directors are unchanged.

EXECUTIVE OFFICERS

The following persons are executive officers of aQuantive, and will serve in the capacities noted until their successors are duly appointed or until resignation or removal.

Name	Age	Positions and Offices With aQuantive	Executive Officer Since
Brian P. McAndrews	48	Chief Executive Officer and President	1999
Michael T. Galgon	39	Chief Strategy Officer	1998
Scott E. Howe	39	President, DRIVEpm/MediaBrokers and Atlas International	2006
Clark M. Kokich	55	Worldwide President, Avenue A | Razorfish	1999
Linda A. Schoemaker	43	Senior Vice President, General Counsel and Corporate Secretary	2004
Karl F. Siebrecht	38	President, Atlas	2006
M. Wayne Wisehart	61	Chief Financial Officer	2006

For a biographical summary of Mr. McAndrews, see "PROPOSAL 1: ELECTION OF DIRECTORS."

Michael T. Galgon, a co-founder of aQuantive, has served as our Chief Strategy Officer since January 2000. From October 1999 to January 2000, he served as our Senior Vice President, Marketing and Business Development. From October 1998 to October 1999, he served as our President, and from October 1997 to October 1998, he served as our General Manager. From October 1994 to October 1995, he served as a full-time volunteer with Volunteers In Service To America. From 1990 to 1994, Mr. Galgon served as an officer in the U.S. Navy. Mr. Galgon holds an MBA from the Harvard Business School and a BA degree from Duke University.

Scott E. Howe was named President DRIVEpm/MediaBrokers and Atlas International in August 2006. Mr. Howe has been with aQuantive since October 1999. Most recently, Mr. Howe has led the Company's DRIVEpm business, serving as its President since September 2005 and as General Manager since DRIVEpm's founding in December 2003. Prior to that, he served as Vice President and General Manager of Avenue A. Before joining the Company, from 1994 to 1999, Mr. Howe held a number of positions with Boston Consulting Group, most recently as a manager, and from 1990 to 1992 Mr. Howe was an analyst with Kidder, Peabody and Co., an investment bank. Mr. Howe also serves as a member of the board of directors of VA Software, Inc., an online media, software and e-commerce company. Mr. Howe holds an MBA from Harvard Business School and a BA degree in economics from Princeton University.

Clark M. Kokich was named Worldwide President, Avenue A | Razorfish in September 2005. From July 2004 until that time he served as President, Avenue A | Razorfish West. From May 2001 until July 2004, he served as President of Avenue A. From October 2000 to May 2001, Mr. Kokich served as our President, Digital Marketing Solutions, Seattle. From January 2000 to October 2000, he served as our Senior Vice President, Diversified Services, and from July 1999 to January 2000 as our Vice President, General Manager, Growth Markets Division. From April 1996 to October 1998, Mr. Kokich served as President and Chief Executive Officer of Calla Bay, Inc., an apparel retailer. From January 1992 to April 1996, he served as the Director, Sales & Marketing for AT&T Wireless Services, a wireless telecommunications provider. Mr. Kokich holds a BS degree from the University of Oregon.

Linda A. Schoemaker has served as our Senior Vice President, General Counsel and Corporate Secretary since February 2004. From December 2000 to February 2004, Ms. Schoemaker served as Senior Vice President and General Counsel of Advanced Digital Information Corporation (ADIC), a computer data storage solutions provider. Prior to joining ADIC, she was a partner in the law firm Perkins Coie LLP and a member of the firm's Executive Committee. Her practice focused on corporate finance, including public offerings, mergers and acquisitions and venture capital. She joined Perkins Coie LLP in September 1989 and was admitted as a partner in January 1996. Ms. Schoemaker holds a JD degree from the University of Michigan and an AB from Harvard University.

Karl F. Siebrecht was appointed President of the Atlas business unit of aQuantive in June 2006. Mr. Siebrecht has been with aQuantive since 1999. Most recently, since September 2005, Mr. Siebrecht served as Senior Vice President and General Manager of Atlas Enterprise. Prior to that time, he held a variety of leadership roles in analytics, product management, business strategy and operations, serving in a Vice President capacity since January 2002. Prior to joining aQuantive, Mr. Siebrecht was a manager for strategic marketing and private equity transactions at Bain and Company, a strategic consulting firm in Boston. Prior to that, he served four years in the United States Navy as a diving officer. Mr. Siebrecht holds an MBA degree from the Amos Tuck School at Dartmouth College, and a BA degree in economics from Duke University.

M. Wayne Wisehart became our Chief Financial Officer on March 27, 2006. Prior to this position, he served as Executive Vice President and Chief Financial Officer of Western Wireless Corporation, a cellular phone service provider, from January 2003 until September 2005. Western Wireless was acquired by Alltel in August 2005. Prior to that time, Mr. Wisehart served as CFO of iNNERHOST, Inc., a web hosting services company, from October 2000 through February 2002, and as President and CEO for Teledirect International, Inc., a marketing automation software company, from February 1999 through October 2000. In addition, Mr. Wisehart spent more than 15 years in the telecommunications business serving as President and CEO of Price Communications Wireless, now part of Verizon Wireless, CFO of Palmer Communications and its subsidiary, Palmer Wireless, and subsequently for Price Communications Wireless after it acquired Palmer Wireless in 1997.

COMPENSATION DISCUSSION AND ANALYSIS

The Company's Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for the Company's executive officers, which currently include the Chief Executive Officer and his six executive officer direct reports. This Compensation Discussion and Analysis presents information about the compensation of these executive officers, including the executives named in the Summary Compensation Table (the "named executives"). The Committee develops executive compensation philosophy and it establishes and annually reviews and approves executive compensation programs and practices. The Committee also reviews and approves corporate goals and objectives relevant to these compensation decisions, and evaluates the performance of the Company's executives.

Objectives of Compensation Program

The objectives of aQuantive's compensation program are to encourage and reward performance, to align employee financial interests with long-term shareholder value, and to attract and retain outstanding employees. aQuantive's compensation philosophy is to offer a package including a competitive base salary, a competitive bonus incentive based on individual and corporate achievement goals, equity-based incentives, and competitive benefits. Executive officers receive total compensation packages in line with their responsibilities and expertise.

Reward Performance. Performance is measured through achievement of corporate financial goals and individual strategic and operational goals. Base salary and bonus are designed to reward annual achievements and be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. In particular, annual discretionary cash bonuses are awarded based on an assessment of the individual's performance against pre-determined quantitative and qualitative measures within the context of the Company's overall financial performance. In addition, equity incentive compensation in the form of stock options are determined taking into consideration performance levels, and are subject to vesting schedules that require continued service with the Company.

Achieve Alignment With Shareholder Value. We seek to align the interests of executive officers with those of our investors by evaluating executive performance on the basis of a key financial measurement, adjusted operating income, which we believe should closely correlate to long-term shareowner value. Key elements of compensation that align the interests of the named executives with shareowners include annual bonus awards, which are significantly based on achievement of this key financial metric, and equity incentive compensation, which links a significant portion of compensation to shareholder value, because the value of the awards corresponds to stock price appreciation.

Attract and Retain. We attempt to attract and retain our executives by paying competitive compensation. In addition, equity incentives, which require continued service to vest, provide a key retention device.

Implementing Objectives; Determining Compensation

The Committee relies on its judgment in making compensation decisions, after reviewing the performance of the Company and carefully evaluating an executive's performance during the year against established goals, and considering peer comparisons. We generally do not adhere to rigid formulas or necessarily react to short-term changes in business performance in determining the amount and mix of compensation elements. We consider competitive market compensation paid by other companies, and target compensation near the 50th percentile. We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We also seek to balance compensation elements that are based on financial, operational and strategic metrics with others that are based on the performance of aQuantive shares. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our named executives to deliver superior performance and retain them to continue their careers with aQuantive.

Peer Comparisons and Role of Compensation Consultant. The Compensation Committee retains an independent compensation consultant to assist it in its review of executive compensation. The consultant retained by the Company in 2006 was Ascend Consulting. In establishing total annual compensation for the Company's CEO and other executive officers, the Committee reviews each component of the executive's compensation — base salary, cash incentives and equity incentives — against executive compensation surveys prepared by the compensation consultant. The compensation consultant provides detailed analysis of competitive pay levels for each of these components of compensation for each executive officer. The consultant also provides market intelligence on compensation trends along with general views on specific compensation programs. The consultant does not recommend specific compensation levels for any of the executive officers. The consultant engaged by the Compensation Committee used several broad comparison groups in its analysis based on its determination that they were relevant comparison groups based on industry, size of company and other factors.

The Company's philosophy is to target each of the components of compensation at the 50th percentile among comparison group companies. Actual total compensation, however, may vary depending on the Company's financial and market performance, each executive's individual performance, and internal equity considerations among all senior executives.

Role of Chief Executive Officer. Our CEO assists the Compensation Committee in reaching compensation decisions with respect to the named executives other than the CEO by evaluating their performance and recommending compensation levels to the Committee. The other named executives do not play a role in their own compensation determination, other than discussing individual performance objectives and achievement with the CEO.

Tally Sheets. At the end of fiscal 2005, the Committee initiated the use of "tally sheets" for each of the Company's executive officers, including the Company's CEO, which summarize for Committee members the total compensation received by each of the executive officers during recent fiscal years, as well as noting payments, if any, that might become owing to, and the value of benefits that might be received by, such executives in the event their employment was terminated under various conditions. The Committee utilized the tally sheets again at the end of fiscal 2006 and the Committee intends to continue to regularly update and utilize these tally sheets to support their review of total executive compensation.

Employment and Severance Agreements. The Company has employment agreements with our CEO and one of our other named executive officers. These employment agreements were entered into in 2000 prior to our IPO. In more recent years, we have not entered into employment, severance or change-of-control agreements with any other of our named executive officers. Our named executives serve at the will of the Board, which enables the company to terminate their employment with discretion as to the terms of any severance arrangement. This is consistent with the company's performance-based employment and compensation philosophy.

Equity Grant Practices. The exercise price of each stock option awarded to our senior executives under our long-term incentive plan is the closing price of aQuantive stock on the date of grant. The date of grant is the date that action is taken approving the grant pursuant to the Compensation Committee's authority, such as the date of the Committee's meeting or the date of the action pursuant to a unanimous consent of the Committee, as applicable. During 2006, the Compensation Committee adopted guidelines for stock option grant timing that provide for annual grants to be made at a specified date in late February, so that those grants will be made after the public release of our year-end earnings. In accordance with these guidelines, an initial grant for any newly hired executive officer would be made on the executive's first day of employment. We prohibit the repricing of stock options.

Elements of Compensation Program

aQuantive's compensation program consists of three key elements — base salary, bonus incentive based on individual and corporate achievement goals, and equity incentives. Other than participation in broad based employee benefit plans, aQuantive does not provide any perquisites to its executive officers.

Base salary. Base salaries for our named executives are determined with reference to the executive's scope of responsibilities, contribution to company performance, experience, and breadth of knowledge. Decisions regarding salary increases are made with reference to the analysis performed by the compensation consultant, which considers levels of pay among executives in similar jobs within groups of companies the consultant has determined are relevant. In performing its analysis, the compensation consultant is guided by the Company's philosophy of targeting compensation at the 50th percentile. Typically the base salaries for executive officers are reviewed annually, with salary changes effective as of the beginning of the calendar year. Adjustments in the base salaries of executive officers may also be considered at other times during the year if warranted by changing responsibilities or other factors.

Annual Cash Incentive Bonus. Our executive officers participate in an annual cash incentive bonus program. This bonus program is intended to meet the objective of the Committee to include a significant component of executive compensation as at-risk incentive pay, and is consistent with recommendations made by the compensation consultant. Under this program, the aggregate pool that became available for bonuses was determined based on the Company's performance with respect to 2006 adjusted operating income targets that were established early in the year and were based on the Company's approved budget. Each executive officer was eligible for a bonus based on a percentage of base salary that the Committee had individually set for that executive officer early in the year. These target bonus percentages in 2006 ranged from 50% to 75% of base salary. Depending on the extent to which the operating income target was met or exceeded, the actual bonus awards could range from 0% to 300% of the target. After the end of the Company's fiscal year, the Compensation Committee reviews the Company's achievement of the financial target that had been established, as well as the individual performance of the CEO and each of his executive officer direct reports. Bonuses are typically paid in February.

The Compensation Committee, with input from the CEO with respect to the other named executives, uses discretion in determining for each individual executive the current year's bonus, which can be more than or less than the amount determined by reference to the adjusted operating income results. The Committee considers the overall performance of the Company, the performance of the business or function that the named executive leads and an assessment of each executive's performance against expectations, which were established at the beginning of the year. The bonuses also reflect the consistently increasing and sustained annual financial results of the Company. We believe that the annual bonus rewards the high-performing executives who drive these results and incents them to sustain this performance over a long aQuantive career.

Equity Incentives. aQuantive's equity incentive compensation program is designed to recognize the scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance, align the interests of the executive with our shareowners' and retain the executives through the term of the awards. As a result, each executive officer receives a significant stock option grant when he or she joins aQuantive or is promoted to an executive officer position. Grant sizes are determined based on various subjective factors primarily relating to the responsibilities of the individual officers, their anticipated contributions to aQuantive's success and prior option grants. In addition, the Committee will periodically grant additional stock options to executive officers based on their responsibilities, performance and contributions during the preceding year, prior option grants and the need to retain such executives. These periodic grants are frequently annual, although the Committee has in the past utilized larger retention grants in which case the recipient of the grant might not receive an additional grant for up to several years.

Stock options only have value to the extent the price of aQuantive stock on the date of exercise exceeds the exercise price on grant date, and thus are an effective compensation element only if the stock price grows over the term of the award. In this sense, stock options are a motivational tool. The amount of equity incentive compensation granted in 2005 and 2006 was based upon the strategic, operational and financial performance of the Company overall and reflects the executives' expected contributions to the Company's long term success.

In March 2005, the Committee approved special retention option grants to three executive officers of the Company, including the Company's CEO. These retention options were granted based on the significant ongoing contributions that each of these individuals was expected to make to aQuantive in the future, and in recognition that the large majority of stock options previously granted to these individuals, each of whom had been employed by the Company for more than five years; were already fully vested. These options vest over a period of six years, with the vesting significantly weighted to the later years in order to enhance the retention value of the options, and expire ten years from the grant date. At the time it awarded the retention option grants, the Committee noted that absent significant changes in factors the Committee may deem to be relevant to its considerations, the Committee did not intend to award any additional option grants to the recipients of the special retention option grants for the subsequent several years.

During 2006, the Committee approved a stock option award for certain of the Company's executive officers who had not received a special retention grant in 2005. All options granted by the Committee have an exercise price equal to the closing price of aQuantive's common stock on the date of grant. The stock options granted become exercisable at the rate of 20% on the first anniversary of the grant date, then continue vesting in equal quarterly amounts over the following 3 years such that they are fully vested 4 years from the grant date. They have a maximum seven-year term. We believe that this vesting schedule aids the company in retaining executives and motivating longer-term performance. Under the terms of the company's long-term incentive plan, unvested stock options and unvested restricted shares are forfeited if the executive voluntarily leaves aQuantive.

No Perquisites. We seek to maintain an egalitarian culture in our facilities and operations. Officers are not entitled to operate under different standards than our other employees. We do not provide officers with parking spaces or separate dining or other facilities, nor do we have programs for providing perquisites or other personal benefits to officers, such as automobiles, permanent lodging or defraying the cost of personal entertainment or family travel. Our health care and other insurance programs are the same for all eligible employees, including officers. We expect our officers to be role models under our Code of Conduct, which is applicable to all employees, and officers are not entitled to operate under lesser standards.

Chief Executive Officer Compensation

In determining the compensation for the Company's CEO, Brian McAndrews, for 2006, the Compensation Committee considered his performance against his financial, strategic and operational goals for the year. Like other executive officers, the key elements of compensation for Mr. McAndrews are base salary, cash incentives, and equity incentives.

For fiscal 2006, Mr. McAndrews' base salary was increased by approximately 16% to $464,400. The Committee also established Mr. McAndrews' bonus target for 2006 at 75% of his base salary, compared to 70% in 2005. The Committee increased Mr. McAndrews' salary in recognition of the Company's strong financial performance in 2005 and success in achieving strategic objectives, as well as Mr. McAndrews' strong personal performance. The Committee also sought to align Mr. McAndrews' base compensation, which was significantly below midpoint based on the competitive analysis performed by the compensation consultant, to a level that was closer to the 50th percentile. Similarly, the Compensation Committee increased Mr. McAndrews' bonus target to a level that was closer to midpoint based on the competitive analysis.

Following the conclusion of the 2006 fiscal year, the Committee approved a bonus of $470,200 for Mr. McAndrews, which was equal to approximately 135% of his bonus target. This bonus was awarded in recognition of the Company's strong financial performance in 2006, as well as Mr. McAndrews' strong personal performance.

In March 2005, the Committee awarded retention stock options to Mr. McAndrews and certain other executive officers. These retention options had extended vesting provisions, vesting over a period of six years, with the vesting significantly weighted to the later years in order to enhance their retention value. At the time the retention grant was awarded, the Committee also authorized an agreement providing that Mr. McAndrews would be granted, subject to future Committee action, an option to purchase a minimum of an additional 200,000 shares in January 2006 with an exercise price equal to the fair market value of the Company's common stock on the date of grant, which was to vest in the same percentages and on the same dates as the option grant awarded by the Committee in March 2005. The Committee noted that other than as specifically contemplated by the agreement with Mr. McAndrews, and consistent with its philosophy for other retention option award recipients, absent significant changes in factors the Committee may deem to be relevant to its considerations, the Committee did not intend to award any additional option grants to Mr. McAndrews during the several years subsequent to the March 2005 award.

In January 2006, in satisfaction of the commitment it had approved in March 2005, the Committee awarded to Mr. McAndrews a nonqualified stock option to purchase 85,341 shares, and awarded him 114,659 shares of restricted stock. The Committee made these awards, covering an aggregate of 200,000 shares of the Company's common stock, in a combination of options and restricted stock rather than solely as options because the Committee noted that this was necessary in order to confer on Mr. McAndrews the value of the award they had desired to make in March 2005, and thereby achieve the desired retentive effect of the award. These stock options vest, and the restricted stock vests and is no longer subject to forfeiture, over a period of approximately five years, with the vesting significantly weighted to the later years in order to enhance the retention value of these awards.

Compensation of Other Named Executive Officers

In determining the compensation of each of the other named executive officers for 2006, the Committee compared their achievements against the performance objectives established for each of them at the beginning of the year. The Committee also evaluated the overall performance of the Company and their contributions to that performance, as well as, when relevant, the performance of the business that each leads. Following the conclusion of the 2006 fiscal year, the Committee awarded bonuses to the other named executives with respect to 2006 performance under the annual cash incentive bonus program that ranged from approximately 115% to approximately 145% of individual bonus targets.

Compensation for Non-Employee Directors in 2006

Non-employee directors' compensation is set by the Board at the recommendation of the Compensation Committee. In developing its recommendations, the Committee is guided by the following goals: compensation should fairly pay directors for work required in a company of aQuantive's size and scope; compensation should align directors' interests with the long-term interest of shareowners; and the structure of the compensation should be simple, transparent and easy for shareowners to understand. The compensation committee generally reviews Board compensation at least every other year, and in connection with its review engages a compensation consultant to advise it with respect to market competitive compensation structure and levels. Like our approach with respect to executive compensation, when establishing compensation for nonemployee directors the Compensation Committee and the Board considers competitive market compensation paid by other companies, and targets total compensation near the 50th percentile. The compensation of non-employee directors in 2006 is described on pages 7-8.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation payments in excess of $1 million in any taxable year to our Chief Executive Officer and certain other executive officers that are employed by the Company at year end, unless the compensation qualifies as "performance-based" under federal tax law. In making compensation decisions, the Committee considers the effect of Section 162(m) together with other factors relevant to the Company's business needs. The Company has historically taken, and intends to continue taking, appropriate actions, to the extent it believes desirable, to preserve the deductibility of compensation payments, including stock option awards. However, the Committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m). Accordingly, the Committee has not adopted a policy that all compensation paid must be tax-deductible and qualified under Section 162(m). For example, in making the restricted stock award to Mr. McAndrews in January 2006, the Committee recognized that this award may result in nondeductibility of some compensation under Section 162(m) in future years, because the value of the shares at the time the vesting restrictions lapse will be considered as compensation for purposes of 162(m). Nonetheless, the Committee determined that it was in the Company's best interests to make this restricted stock award to Mr. McAndrews.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management certain Compensation Discussion and Analysis provisions to be included in the Company's Proxy Statement relating to its 2007 Annual Meeting of Shareholders. Based on the reviews and discussion referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Proxy Statement.

Peter Neupert, Chair
Richard P. Fox
Linda Srere

EXECUTIVE COMPENSATION

2006 Summary Compensation Table

The following table sets forth certain compensation information for the Chief Executive Officer and Chief Financial Officer of aQuantive and for the three next most highly compensated executive officers for the fiscal year ended December 31, 2006 (the "named executives"). It also includes compensation information for the Company's former Chief Financial Officer.

Name and Principal Position	Year	Salary($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(2)(3)	All Other Compensation(4)	Total Compensation($)
Brian P. McAndrews President and Chief Executive Officer	2006	$464,400	$470,200	$552,615	$1,601,289	$3,300	$3,091,804
Michael T. Galgon Chief Strategy Officer	2006	$270,000	$182,300	—	$ 845,202	$3,300	$1,300,802
Clark M. Kokich Worldwide President Avenue A | Razorfish	2006	$340,000	$275,400	—	$ 868,538	$3,300	$1,487,238
Linda A. Schoemaker Sr. Vice President, General Counsel	2006	$270,000	$175,500	—	$ 568,413	$3,300	$1,017,213
M. Wayne Wisehart Chief Financial Officer(5)	2006	$211,024	$152,900	—	$ 331,964	—	$ 695,888
Michael Vernon Former Chief Financial Officer(6)	2006	$114,604	—	—	—	$1,125	$ 115,729

(1) This amount represents the compensation expense recognized by the Company during the year ended December 31, 2006, in accordance with the provisions of FAS 123R with respect to stock awards granted in 2006 and prior years.

(2) See "Note 9 — Stock Option and Employee Stock Purchase Plans" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC, for more information regarding assumptions utilized in determining this compensation expense.

(3) This amount represents the compensation expense recognized by the Company during the year ended December 31, 2006 for option awards made in 2006 and prior years, with no adjustment for estimated forfeitures.

(4) This amount represents 401(k) matching employer contributions.

(5) Mr. Wisehart joined aQuantive on March 27, 2006.

(6) Mr. Vernon served as aQuantive's Chief Financial Officer during 2006 until Mr. Wisehart joined the Company, after which time Mr. Vernon continued to be employed by the Company during a transition period. Mr. Vernon's employment by the Company ended on May 10, 2006.

2006 Grants of Plan-Based Awards

The following table sets forth certain information with respect to options and awards granted during the year ended December 31, 2006 to the named executives.

Name	Type of Award	Grant Date	Stock Awards: Number of Shares of Stock (#)	Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards
Brian P. McAndrews	Option	1/2/2006	—	85,341	$25.34	$1,721,021
	Stock	1/2/2006	114,659	—	—	$2,893,993
Michael T. Galgon	—	—	—	—	—	—
Clark M. Kokich	—	—	—	—	—	—
Linda A. Schoemaker	Option	1/30/2006	—	40,000	$25.93	$ 536,852
Michael Vernon	—	—	—	—	—	—
M. Wayne Wisehart	Option	3/27/2006	—	150,000	$22.39	$1,738,350

(1) Option exercise price is equal to the closing market value on the date of grant.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth certain information with respect to outstanding option awards and stock awards held by the named executives as of December 31, 2006.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Brian P. McAndrews	692,106	—	$ 1.267	09/15/2009		
	27,000	—	$ 8.000	02/22/2010		
	264,000	—	$24.000	02/28/2010		
	66,000	—	$ 9.750	07/28/2010		
	200,000	—	$ 1.250	02/22/2011		
	282,000	—	$ 1.140	05/30/2011		
	300,000	—	$ 1.490	12/19/2011		
	140,000	10,000	$ 2.720	01/29/2013		
	66,666	33,334	$ 8.340	03/22/2014		
	43,750	456,250	$10.770	03/18/2015		
	7,468	77,873	$25.240	01/02/2016		
					104,628	$2,580,126
SubTotal:	2,088,990	577,457			104,628	$2,580,126
Michael T. Galgon	4,500	—	$ 0.067	06/23/2008		
	150,000	—	$ 0.333	09/08/2008		
	150,000	—	$ 2.667	10/29/2009		
	25,000	—	$ 8.000	02/22/2010		
	75,000	—	$ 1.250	02/22/2011		
	66,667	—	$ 1.140	05/30/2011		
	100,000	—	$ 1.490	12/19/2011		
	56,000	4,000	$ 2.660	01/01/2013		
	20,000	10,000	$ 8.340	03/22/2014		
	30,625	319,375	$11.000	03/17/2015		
SubTotal:	677,792	333,375			—	—
Clark M. Kokich	16,830	—	$ 1.267	08/16/2009		
	25,000	—	$ 8.000	02/22/2010		
	111,667	—	$ 1.490	12/19/2011		
	112,000	8,000	$ 2.660	01/01/2013		
	26,666	13,334	$ 8.340	03/22/2014		
	30,625	319,375	$11.000	03/17/2015		
SubTotal:	322,788	340,709			—	—
Linda A. Schoemaker	24,000	36,000	$11.000	03/17/2012		
	—	40,000	$25.930	01/30/2013		
	53,333	66,667	$ 9.000	02/23/2014		
SubTotal:	77,333	142,667			—	—
M. Wayne Wisehart	—	150,000	$22.390	03/27/2013		
SubTotal:	—	150,000			—	—
Michael Vernon	—	—			—	—
TOTAL	3,166,903	1,544,208			104,628	$2,580,126

(1) Based on the $24.66 market closing price of shares of the Company's common stock on December 29, 2006, the last business day of the year.

2006 Option Exercises and Stock Vested

The following table sets forth certain information with respect to options exercised and stock awards vested during 2006 by the named executives.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)(1)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)(1)
Brian P. McAndrews	—	—	10,031	$237,677
Michael T. Galgon	—	—	—	—
Clark M. Kokich	20,000	$ 414,607	—	—
Linda A. Schoemaker	50,000	$ 795,607	—	—
M. Wayne Wisehart	—	—	—	—
Michael Vernon	375,000	$7,693,043		

(1) All option awards were exercised as a "cashless" exercise, which is a same-day sale of the shares acquired upon exercise. Value realized with respect to option awards represents the difference between the option price paid and the price at which the shares acquired on exercise were sold. Value realized with respect to restricted stock represents the closing market price on the vesting date.

Potential Payments Upon Termination or Change of Control

The following table shows the estimated amount of incremental value of the payments or other benefits that would be received by the named executives whose compensation is presented in the tables above pursuant to applicable employment agreements (in the case of Mr. McAndrews and Mr. Galgon) and under the Company's equity plans upon a change of control of the Company, or if the employment of the individual specified was to terminate under the conditions indicated. The amounts shown assume that the termination was effective as of the last business day of fiscal year 2006 (December 29, 2006) and that the price of aQuantive stock upon which certain of the calculations are made was the closing price of $24.66 on that date. The actual amounts to be paid out can only be determined at the time of the change of control or the executive's termination of employment, as applicable.

Name	Benefit(1)	Termination w/o Cause or for Good Reason: Before Change in Control	Termination w/o Cause or for Good Reason: After Change in Control(2)	Other Termination	Upon Change in Control
Brian P. McAndrews	Severance Pay	$ 464,400	$ 464,400	$116,100	—
	Acceleration of Option and Restricted Stock Vesting	$1,430,123	$4,840,425	—	$4,840,425
Wayne Wisehart	Acceleration of Option Vesting	—	$ 340,500	—	—
Michael T. Galgon	Severance Pay	$ 270,000	$ 270,000	—	—
	Acceleration of Option Vesting	$ 636,898(3)	$2,306,932	—	$2,306,932
Clark M. Kokich	Acceleration of Option Vesting	—	$4,756,273	—	—
Linda A. Schoemaker	Acceleration of Option Vesting	—	$1,535,766	—	—

(1) Severance pay amounts are based on the applicable salary for the year ended December 31, 2006. Value of acceleration of vesting of options is based on the difference between the exercise price of the options and the fair market value of the Company's common stock as of December 31, 2006 for those options whose vesting would be accelerated. Value of acceleration of restricted stock is based on the number of shares of restricted stock whose vesting would be accelerated multiplied by the fair market value of the Company's common stock on December 31, 2006.

(2) Amounts shown in this column would be received by the named executive in addition to amounts, if any, shown in the column captioned "Upon Change in Control."

(3) Applies only if termination was without cause.

Severance Provisions of McAndrews Employment Agreement. Mr. McAndrews' employment agreement with the Company, which was entered into on January 20, 2000, provides that either aQuantive or Mr. McAndrews may terminate the agreement at any time. If Mr. McAndrews is terminated without cause, or if he terminates his employment for "good reason," he is entitled to a severance package consisting of 12 months' base salary and acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one- year period immediately following the termination date (assuming no termination had occurred). If Mr. McAndrews is terminated for cause or if he voluntarily terminates his employment without "good reason," he is entitled to a severance package equal to three months' base salary. If Mr. McAndrews is terminated by a successor corporation to aQuantive without "cause" or if he terminates his employment with a successor corporation for "good reason" within one year of a change of control, he is entitled to a severance package consisting of 12 months' base salary and full acceleration of any unvested stock option. Upon a change of control, 50% of Mr. McAndrews' unvested stock options immediately vest. The agreement does not provide for any tax gross-ups. Pursuant to the terms of the agreement, Mr. McAndrews is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

Severance Provisions of Galgon Employment Agreement. Michael Galgon, Chief Strategy Officer, entered into an employment agreement with aQuantive on June 21, 2000. Pursuant to the terms of the agreement, either aQuantive or Mr. Galgon may terminate the agreement at any time upon no less than 30 days notice. If Mr. Galgon is terminated without cause or if he terminates his employment for "good reason" he is entitled to a severance package consisting of 12 months' base salary. If aQuantive terminates without cause, Mr. Galgon shall also be entitled to acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). The agreement does not provide for any tax gross-ups. Pursuant to the terms of the employment agreement, Mr. Galgon is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

Change of Control Provisions Under the 1998, 1999 and 2000 Stock Incentive Compensation Plans. Unless individual agreements provide otherwise, if a corporate transaction specified in the applicable plan, such as a merger or sale of aQuantive or a sale of all or substantially all of aQuantive's securities or assets (other than a transfer to a majority-owned subsidiary), occurs, each outstanding option under the applicable plan will accelerate and become 100% vested and exercisable immediately before the corporate transaction, unless the option is assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation. Any option held by an executive officer who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, that is assumed, continued or replaced with a comparable award in the corporate transaction, other than in specified related-party transactions, will accelerate if the officer's employment or services are terminated by the successor corporation without cause or by the officer for good reason within two years after the corporate transaction.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding our common stock that may be issued upon the exercise of options, warrants and other rights granted to employees, consultants or Directors under all of our existing equity compensation plans as of December 31, 2006.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(4)	(c) Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(#)
Equity compensation plans approved by security holders	12,234,927	$9.69	3,155,662(1)(2)(3)
Equity compensation plans not approved by security holders	96,755	$8.00	—
Total	12,331,682	$9.69	3,155,662

(1) Includes shares remaining available for issuance under our Restated 1999 Stock Incentive Plan (the "1999 Plan") as of December 31, 2006. Under the 1999 Plan, in addition to stock options, we may grant stock awards, restricted stock awards and restricted stock unit awards. The 1999 Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually on the first day of our fiscal year by the least of (1) 5,250,000 shares, (2) an amount equal to 8% of the adjusted average common shares outstanding of aQuantive used to calculate fully diluted earnings per share as reported in the annual report to shareholders for the preceding year, or (3) a lesser amount determined by our Board of Directors. Our Board of Directors determined that 1,500,000 shares would be added to the 1999 Plan under the evergreen formula as of the first day of fiscal year 2007. The number in the table does not include the 1,500,000 shares that were added to the 1999 Plan as of the first day of fiscal year 2007.

(2) Includes 771,509 shares remaining available for purchase under our 1999 Employee Stock Purchase Plan (the "ESPP") as of December 31, 2006. The ESPP includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the least of (1) 750,000 shares, (2) an amount equal to 2% of the adjusted average common shares outstanding of aQuantive used to calculate fully diluted earnings per share as reported in the annual report to shareholders for the preceding year, or (3) a lesser amount determined by our Board of Directors. Our Board of Directors determined that 300,000 shares would be added to the ESPP under the evergreen formula as of the first day of fiscal year 2007. The number in the table does not include the 300,000 shares that were added to the ESPP as of the first day of fiscal year 2007. The number of shares subject to purchase under the current offering period is approximately 356,000.

(3) The Stock Option Grant Program for Nonemployee Directors is administered under the 1999 Plan and as of December 31, 2006 provided for the following automatic awards to each of our nonemployee Directors: (a) an initial option grant to purchase 25,000 shares of our common stock as of the date of the director's initial election or appointment to our Board of Directors, which option vests and becomes exercisable in equal installments on the first, second and third anniversaries of the date of grant (assuming continued board service) and (b) an annual option grant to purchase 15,000 shares of our common stock immediately following each year's annual shareholder meeting, which option vests and becomes exercisable on the first anniversary of the date of grant or, if earlier, the date of the annual meeting of shareholders in the year subsequent to the year of grant, provided that such meeting date is not more than 60 calendar days earlier than the date of the annual meeting at which the option was granted (in each case assuming continued board service through the vesting date). Effective March 22, 2007, the Stock Option Grant Program for nonemployee Directors was amended to reduce the initial grant to an option to purchase 15,000 shares, and to reduce the annual grant to an option to purchase 10,000 shares.

Summary of Equity Compensation Plan Not Approved by Shareholders

Restated 2000 Stock Incentive Compensation Plan

The Restated 2000 Stock Incentive Compensation Plan (the "2000 Plan") was originally adopted by our Board of Directors on November 16, 1999. The purpose of the 2000 Plan has been to enhance long-term shareholder value by offering opportunities to our employees, officers, consultants, agents, advisors and independent contractors to participate in our growth and success, and to encourage them to remain in the service of aQuantive and our subsidiaries and to acquire and maintain stock ownership in aQuantive. All of the stock options granted under the 2000 Plan were approved in February 2000, with an exercise price of $8.00 per share and a term of 10 years from the date of grant. All options granted under this plan are nonqualified stock options and vested over a four-year period. Except for certain transfers that may be permitted by the plan administrator, the stock options granted under the 2000 Plan may not be transferred other than by will or the laws of descent or distribution and, during the optionee's lifetime, may be exercised only by the optionee. An optionee whose relationship with aQuantive or any related subsidiary ceases for any reason (other than termination for cause, retirement, death or disability, as such terms are defined in the 2000 Plan) may exercise the portion of the stock option that is vested as of the date of termination prior to the earlier of the stock option's specified expiration date and the three-month period following such cessation. In the event the optionee is terminated for cause, the stock options terminate upon the optionee's notification of such cause. In the event the optionee retires, dies or becomes disabled, the portion of the stock option that is vested as of the date of retirement, death or disability may be exercised prior to the earlier of the stock option's specified expiration date and one year from the date of the optionee's termination date. Notwithstanding the foregoing, if the optionee dies after termination but while the stock option is still otherwise exercisable, the portion of the stock option that is vested as of the date of termination may be exercised prior to the earlier of the stock option's specified expiration date and one year from the date of death.

No stock awards have been granted under the 2000 Plan. As of December 31, 2006, stock options to purchase 96,755 shares remained outstanding under this plan. By resolution adopted on December 11, 2002, our Board of Directors determined that the 2000 Plan will terminate when all stock options outstanding under the 2000 Plan as of the date the resolution was adopted have been exercised or have terminated or expired according to their terms. Accordingly, no new awards will be granted under the 2000 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2007, certain information regarding the beneficial ownership of our common stock by:

- each person known by aQuantive to beneficially own 5% or more of our common stock;
- each director of aQuantive;
- each executive officer of aQuantive for whom compensation information is given in the Summary Compensation Table above; and
- all Directors and current executive officers of aQuantive as a group.

Beneficial Owner	Outstanding Shares of Common Stock Beneficially Owned(1)	Percent of Class
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202(2)	7,946,800	10.1%
FMR, Inc. 82 Devonshire Street Boston, MA 02109(3)	6,499,975	8.3%
Mazama Capital Management, Inc. One SW Columbia Portland, OR 97258(4)	5,830,246	7.4%
Nicolas J. Hanauer(5) 1000 Second Ave., Suite 1200 Seattle, WA 98104	4,365,651	5.6%
Richard P. Fox(6)	54,458	*
Brian P. McAndrews(7)	2,299,056	2.9%
Peter M. Neupert(8)	130,000	*
Jack Sansolo(9)	41,000	*
Michael B. Slade(10)	35,750	*
Linda J. Srere(8)	31,667	*
Jaynie M. Studenmund(8)	19,167	*
Michael T. Galgon(11)	943,392	1.2%
Scott E. Howe(12)	68,610	*
Clark M. Kokich(13)	210,880	*
Linda A. Schoemaker(14)	97,937	*
Karl F. Siebrecht(15)	91,528	*
M. Wayne Wisehart(16)	40,000	*
All Directors and current executive officers as a group (14 persons)	8,429,096	10.3%

* Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

(2) As disclosed in Form 13G filings in January 2007, T. Rowe Price Associates, Inc. reports sole voting power for 1,746,700 shares of the total 7,946,800 shares held.

(3) As disclosed in Form 13G filings in February 2007, FMR Corp. reports sole voting power for 671,743 shares of the total 6,499,975 shares held.

(4) As disclosed in Form 13G filings in February 2007, Mazama Capital Management, Inc. reports sole voting power for 3,424,413 shares of the total 5,830,246 shares held.

(5) Includes 65,000 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(6) Includes 50,000 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(7) Includes 104,628 unvested shares from restricted stock awards, and 2,061,572 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(8) Represents shares subject to options exercisable as of or within 60 days of March 1, 2007.

(9) Includes 40,000 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(10) Includes 35,000 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(11) Includes 688,167 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(12) Includes 61,026 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(13) Includes 209,333 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(14) Includes 95,332 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(15) Includes 89,833 shares subject to options exercisable as of or within 60 days of March 1, 2007.

(16) Includes 30,000 shares subject to options exercisable as of or within 60 days of March 1, 2007.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the officers, Directors and persons who own more than 10% of a registered class of equity securities of aQuantive to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater-than-10% beneficial owners are required by SEC regulations to furnish aQuantive with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms we received, or written representations from certain reporting persons that no forms were required for those persons, we believe that during 2006 all filing requirements mandated by Section 16(a) applicable to our officers, Directors and greater-than-10% beneficial owners were complied with, excepting one Form 4 for Nicolas Hanauer which was filed late in error.

SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Under the SEC's proxy rules, shareholder proposals that meet certain conditions may be included in the Proxy Statement and form of Proxy for a particular annual meeting. Shareholders that intend to present a proposal at the 2008 Annual Meeting of aQuantive must give notice of the proposal to aQuantive no later than December 1, 2007 for it to be considered for inclusion in the Proxy Statement and form of Proxy relating to that meeting. In addition, shareholders that intend to present a proposal that will not be included in the Proxy Statement and form of Proxy must give notice of the proposal to aQuantive not earlier than January 15, 2008 and not later than February 14, 2008. Pursuant to Rule 14a-4(c)(1) promulgated under the Exchange Act, the proxies designated by aQuantive for the 2008 Annual Meeting will have discretionary authority to vote with respect to any such proposal that is received after February 14, 2008. Furthermore, receipt by aQuantive of any such proposal from a qualified shareholder in a timely manner will not guarantee its inclusion in the proxy materials or its presentation at the 2008 Annual Meeting because there are other relevant requirements in the SEC's proxy rules.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not intend to present, and has not been informed that any other person intends to present, any matters for action at the Annual Meeting other than the matters specifically referred to in this Proxy Statement. If other matters properly come before the Annual Meeting, it is intended that the holders of the proxies will act with respect thereto in accordance with their best judgment.

Copies of the aQuantive 2007 Annual Report to Shareholders, which includes aQuantive's Annual Report on Form 10-K, are being mailed to shareholders, together with this Proxy Statement, form of Proxy and Notice of Annual Meeting of Shareholders. Additional copies may be obtained from the Secretary of aQuantive, 821 Second Avenue, Suite 1800, Seattle, Washington 98104.

Shareholder Information:

Exchange: Nasdaq

Ticker: AQNT

Transfer Agent: Mellon Investor Services, (800) 522-6645, www.melloninvestor.com/isd

Independent Public Accountants: KPMG LLP

Contact Information:

Address: 821 Second Avenue, Suite 1800, Seattle, WA 98104

Phone: (206) 816-8700

Fax: (206) 816-8808

Investor Relations Contact: www.investors@aquantive.com

Senior Officers:

Brian P. McAndrews, President and Chief Executive Officer

Michael T. Galgon, Chief Strategy Officer

Scott E. Howe, President, DRIVEpm/Media Brokers and Atlas International

Clark M. Kokich, Worldwide President, Avenue A | Razorfish

Linda A. Schoemaker, Senior Vice President, General Counsel and Corporate Secretary

Karl F. Siebrecht, President, Atlas

Wayne Wisehart, Chief Financial Officer

When used in this annual report, words such as "anticipates", "believes", "expects", "future", and "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements reflect aQuantive Inc.'s current expectations, plans or projections and are inherently uncertain. Actual results may differ significantly from these expectations, plans or projections. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. aQuantive, Inc. undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are urged, however, to review the factors set forth in reports that aQuantive, Inc. files from time to time with the Securities and Exchange Commission.

aQuantive

821 2nd Avenue, Suite 1800
Seattle, WA 98104
206.816.8700
www.aquantive.com

END